

centerraGOLD

2023

ANNUAL REPORT

BUILDING A STRONG PLATFORM FOR FUTURE

GROWTH


MOUNT MILLIGAN
GOLD AND COPPER MINE
BC, CANADA

KEMESS PROJECT | BC, CANADA

ENDAKO MINE | BC, CANADA

THOMPSON CREEK MINE | IDAHO, USA

LANGELOTH METALLURGICAL
FACILITY | PENNSYLVANIA, USA

CANADA

GOLDFIELD PROJECT | NEVADA, USA

USA

BUILDING A STRONG PLATFORM FOR FUTURE GROWTH


ÖKSÜT
GOLD MINE
TÜRKIYE

 **Operating Mines**

 **Development Projects**

 **Molybdenum Business Unit**



Centerra Gold Inc. ("Centerra" or the "Company") is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada.

In 2023, Centerra produced **350,317 ounces of gold** and **61.9 million pounds of copper.**

Centerra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol CG and on the New York Stock Exchange ("NYSE") under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

MESSAGE FROM THE PRESIDENT AND CEO



> We ended the year with a strong financial position and no debt. We are confident in our ability to finance capital returns to our shareholders, invest in internal growth projects and exciting exploration initiatives, and evaluate external opportunities for growth. At the same time, we remain committed to prioritizing our people, the environment and the communities in which we operate.

PAUL TOMORY
President and Chief Executive Officer

Dear Centerra Gold Shareholders,

In 2023, Centerra has worked diligently to realize our vision of building a strong platform for future growth. Reflecting on the past year upon assuming the position of President and Chief Executive Officer in May 2023, I am proud to share the remarkable progress we've made.

NEW VALUE MAXIMIZING STRATEGY

In September 2023, we rolled out our value maximizing strategy for Centerra's portfolio of assets, tailored to each asset and showcasing a roadmap to continued success in 2024 and beyond. This strategy provides a path to delivering safe and sustainable operations, while creating value for our shareholders and local communities. It is designed to unlock opportunities, maximize value, and fuel future growth for Centerra. Concurrently, we developed a capital allocation strategy, emphasizing the return of capital to shareholders through dividends and share buybacks, investment in internal projects and exploration, and the evaluation of external growth opportunities.

RENEWED MANAGEMENT TEAM WITH ELEVATED TECHNICAL EXPERTISE

Our path forward is underpinned by our deeply experienced, technically focused executive leadership team. I am honoured to have taken on the role of President and CEO. My focus continues to be on delivering long-term, sustainable value and growth for our shareholders and all

of Centerra's stakeholders. Joining me is a management team that brings a wealth of technical expertise, setting the stage for a dynamic and transformative period.

Our commitment to technical excellence was solidified in September 2022 with the appointment of Paul Chawrun as Executive Vice President and Chief Operations Officer. Paul brings invaluable expertise as a seasoned mining engineer with over 30 years of wide-ranging experience in the industry and a track record of success. To continue growing the organization and enhancing corporate development, Hélène Timpano joined in May 2023 as Executive Vice President, Strategy and Corporate Development. Hélène is an experienced mining executive and former management consultant with multinational experience in operations and development projects. In early 2024, we announced that Ryan Snyder, currently Centerra's Vice President, Finance, will assume the role of Chief Financial Officer effective April 8, 2024. Ryan brings over 15 years of experience in financial management in the mining industry. He is well positioned to maintain Centerra's robust balance sheet and financial discipline, helping to deliver long-term value for all our stakeholders.

We look forward to leveraging the skills of our executive leadership team during the coming year to deliver on our strategy, diligently deploy our financial resources and focus on our core strengths and values.

SAFETY LEADERSHIP AND EMPLOYEE WELL-BEING

Centerra is prioritizing safety leadership, fostering an environment where employees are encouraged to gain knowledge about potential safety hazards and to demonstrate safety leadership daily, by planning tasks carefully and addressing potential safety concerns before starting work. We value everyone's voice in speaking up, reporting hazards, and making necessary changes to keep the workplace safe.

Safety leadership is a fundamental building block in our journey towards Zero Harm – an approach to workplace health and safety which proactively ensures that exposure of individuals to potential harm is minimized or eliminated. Aiming to achieve Zero Harm, we have embraced various systems and programs, including Centerra's "Work Safe | Home Safe" initiative which underscores our commitment to operating the safest mines in the industry. This program teaches everyone how to be a safety leader as we work relentlessly to ensure that all employees work and return home safely.

I'd like to express my appreciation for the commitment of our teams at the Öksüt mine and Goldfield project to achieving their annual safety targets. I commend the Mount Milligan site team for embracing a site-wide optimization program, including several safety improvement projects. The team has been fully engaged and is dedicated to enhancing the culture of continuous improvement through this important initiative. To date, we've seen evidence of this with continually improved safety performance.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) COMMITMENTS AND ACHIEVEMENTS

Our commitment to ESG is unwavering. We continue to reinforce our ESG performance through our Sustainable Development Policy, which focuses on ensuring a safe and respectful workplace for our employees and contractors, protecting the natural environment, and creating a positive impact in the communities where we operate. I'll touch on a few important achievements, with more to follow in our ESG report to be published later in 2024.

As we continued to advance our Climate and Nature Strategy in 2023, our primary focus was on conducting a scenario analysis to understand the impact of climate-related risks and opportunities on Centerra's business.

Our next objective is to identify feasible emission reduction pathways and initiatives in 2024. As part of our global Inclusion, Diversity, Equity, and Accessibility (IDEA) Strategy, the Company continued to execute on a multi-year action plan, prioritizing IDEA initiatives with a focus on increasing female representation and equity, building awareness and education about various IDEA topics, and promoting overall inclusive behaviours through training and visible felt leadership. Centerra has surpassed its 2026 female representation governance targets, achieving 38% on the Board of Directors and 33% among Officers of the Company.

STRONG OPERATING PERFORMANCE AND FINANCIAL SUCCESS

We ended the year with strong operating performance from Öksüt and Mount Milligan, which allowed us to meet our 2023 production guidance for both gold and copper. At Mount Milligan, we achieved record annual operating performance in the mine and the plant. Our recently announced additional agreement with Royal Gold sets favourable parameters for us to study and invest in the copper-gold porphyry deposit at Mount Milligan to unlock its potential as a multi-decade operation.

We ended the year with a strong financial position, over $600 Million in cash and cash equivalents and no debt. We are confident in our ability to finance capital returns to our shareholders, invest in internal growth projects and exciting exploration initiatives, and evaluate external opportunities for growth. At the same time, we remain committed to prioritizing our people, the environment and the communities in which we operate.

LOOKING AHEAD WITH CONFIDENCE

Looking ahead to 2024, we believe that our business is poised for a year of growth and success, with a strong team and a clear strategy. We are focused on maximizing the value for each asset in our portfolio, with the ultimate goal of driving future value and growth for Centerra.

On behalf of our entire team, I extend my sincere gratitude for the continued trust and support of our shareholders.

(signed) "Paul Tomory"

Paul Tomory

President and Chief Executive Officer, Centerra Gold



Management's Discussion and Analysis

For the Years Ended December 31, 2023 and 2022



This Management's Discussion and Analysis ("MD&A") has been prepared as of February 22, 2024 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. ("Centerra" or the "Company") for the three and twelve months ended December 31, 2023 in comparison with the corresponding periods ended December 31, 2022. This discussion should be read in conjunction with the Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 prepared in accordance with International Financial Reporting Standards ("IFRS"). The Company's audited consolidated financial statements and the notes thereto for the year ended December 31, 2023 are available at www.centerragold.com and on SEDAR+ ("SEDAR") at www.sedarplus.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra's business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See "Caution Regarding Forward-Looking Information" below. All dollar amounts are expressed in United States dollars ("USD"), except as otherwise indicated. All references in this document denoted with ^{NG} indicate a "specified financial measure" within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section "Non-GAAP and Other Financial Measures" below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Caution Regarding Forward-Looking Information

This document contains or incorporates by reference "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "believe", "continue", "expect", "evaluate", "finalizing", "forecast", "goal", "ongoing", "plan", "potential", "preliminary", "project", "restart", "target" or "update", or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; a Preliminary Economic Assessment at Mount Milligan and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company's strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold and copper production at the Mount Milligan Mine and gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at the Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management's expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company's operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company's properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company's credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company's ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company's short-term investments; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company's continued ability to successfully manage such matters, including: the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, COVID-19, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company's insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra's workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company's operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company's ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company's latest 40-F/Annual Information Form and Management's Discussion and Analysis, each under the heading "Risk Factors",

which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

TABLE OF CONTENTS

Overview

Centerra's Business

Centerra is a Canada-based mining company focused on operating, developing, exploring and acquiring gold and copper properties worldwide. Centerra's principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the "Mount Milligan Mine"), and the Öksüt gold mine located in Türkiye (the "Öksüt Mine"). The Company also owns the Goldfield District Project (the "Goldfield Project") in Nevada, United States, the Kemess project (the "Kemess Project") in British Columbia, Canada as well as exploration properties in Canada, the United States of America ("USA") and Türkiye and has options to acquire exploration joint venture properties in Canada, Türkiye, and the United States. The Company owns and operates a Molybdenum Business Unit (the "Molybdenum BU"), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the "Langeloth Facility"), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

As at December 31, 2023, Centerra's significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Advanced evaluation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Advanced exploration	100%
AuRico Metals Inc.	Kemess Project - Canada	Care and maintenance	100%

The Company's common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols "CG" and "CGAU", respectively.

As at February 22, 2024, there are 215,555,475 common shares issued and outstanding, options to acquire 2,864,964 common shares outstanding under the Company's stock option plan, and 1,152,318 restricted share units redeemable for common shares outstanding under the Company's restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2023	2022	% Change	**2023**	2022	% Change
Financial Highlights						
Revenue	**340.0**	208.3	63 %	**1,094.9**	850.2	29 %
Production costs	**161.3**	158.1	2 %	**706.0**	574.6	23 %
Depreciation, depletion, and amortization ("DDA")	**40.6**	17.2	136 %	**124.9**	97.1	29 %
Earnings from mine operations	**138.1**	33.0	318 %	**264.0**	178.5	48 %
Net loss	**(28.8)**	(130.1)	78 %	**(81.3)**	(77.2)	(5)%
Adjusted net earnings (loss)[1]	**61.2**	(13.7)	547 %	**10.5**	(9.4)	212 %
Cash provided by (used in) operating activities	**145.4**	(9.8)	1584 %	**245.6**	(2.0)	12380 %
Free cash flow (deficit)[1]	**111.0**	(25.3)	539 %	**160.2**	(82.9)	293 %
Additions to property, plant and equipment ("PP&E")	**67.9**	27.9	143 %	**121.7**	275.1	(56)%
Capital expenditures - total[1]	**36.4**	15.4	136 %	**88.3**	73.2	21 %
Sustaining capital expenditures[1]	**34.5**	15.3	125 %	**83.5**	71.1	17 %
Non-sustaining capital expenditures[1]	**1.9**	0.1	1800 %	**4.8**	2.1	129 %
Net loss per common share - $/share basic[2]	**(0.13)**	(0.59)	78 %	**(0.37)**	(0.29)	(27)%
Adjusted net earnings (loss) per common share - $/share basic[1][2]	**0.28**	(0.06)	567 %	**0.05**	(0.04)	225 %
Operating highlights						
Gold produced (oz)	**129,259**	53,222	143 %	**350,317**	243,867	44 %
Gold sold (oz)	**130,281**	49,443	163 %	**348,399**	242,193	44 %
Average market gold price ($/oz)	**1,974**	1,728	14 %	**1,942**	1,800	8 %
Average realized gold price ($/oz)[3]	**1,846**	1,352	37 %	**1,718**	1,446	19 %
Copper produced (000s lbs)	**19,695**	16,909	16 %	**61,862**	73,864	(16)%
Copper sold (000s lbs)	**16,562**	15,374	8 %	**60,109**	73,392	(18)%
Average market copper price ($/lb)	**3.70**	3.63	2 %	**3.85**	3.99	(4)%
Average realized copper price ($/lb)[3]	**3.00**	3.43	(13)%	**3.01**	2.95	2 %
Molybdenum sold (000s lbs)	**2,158**	4,040	(47)%	**11,235**	13,448	(16)%
Average market molybdenum price ($/lb)	**18.64**	21.49	(13)%	**24.19**	18.73	29 %
Average realized molybdenum price ($/lb)	**20.35**	20.86	(2)%	**25.39**	19.69	29 %
Unit costs						
Gold production costs ($/oz)[4]	**595**	790	(25)%	**733**	681	8 %
All-in sustaining costs on a by-product basis ($/oz)[1][4]	**831**	987	(16)%	**1,013**	860	18 %
All-in costs on a by-product basis ($/oz)[1][4]	**973**	1,572	(38)%	**1,285**	1,201	7 %
Gold - All-in sustaining costs on a co-product basis ($/oz)[1][4]	**905**	1,308	(31)%	**1,069**	1,112	(4)%
Copper production costs ($/lb)[4]	**1.85**	2.00	(8)%	**2.29**	1.70	35 %
Copper - All-in sustaining costs on a co-product basis – ($/lb)[1][4]	**2.42**	2.40	1 %	**2.69**	2.12	27 %

[1] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[2] As at December 31, 2023, the Company had 215,497,133 common shares issued and outstanding.
[3] This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 51-112"). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
[4] All per unit costs metrics are expressed on a metal sold basis.

Overview of Consolidated Results

Fourth Quarter 2023 compared to Fourth Quarter 2022

Net loss of $28.8 million was recognized in the fourth quarter 2023, compared to a net loss of $130.1 million in the fourth quarter 2022. The decrease in net loss was primarily due to:

- higher earnings from mine operations of $138.1 million in the fourth quarter of 2023 compared to $33.0 million in the fourth quarter of 2022 primarily due an increase in gold ounces sold at the Öksüt Mine (88,756 ounces sold in the fourth quarter of 2023 and no ounces sold in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant) and higher copper pounds sold at the Mount Milligan Mine. Partially offsetting these factors were lower average realized copper prices, lower gold ounces sold and higher production costs at the Mount Milligan Mine; and
- a non-cash impairment loss of $34.1 million related to the Kemess Project and the Berg Property recognized in the fourth quarter of 2023 compared to a non-cash impairment loss of $138.2 million (net of tax) recognized in the fourth quarter of 2022 related to the Kemess Project.

The decrease in net loss from mine operations was partially offset by:

- a higher reclamation expense of $50.1 million in the fourth quarter of 2023 compared to a reclamation recovery of $3.5 million in the fourth quarter of 2022, primarily due to an increase in the estimated provision for future reclamation cash outflows at the Kemess Project and a decrease in the risk-free interest rates applied to discount these cash flows at the Thompson Creek Mine, Endako Mine and Kemess Project;
- other non-operating expenses of $1.1 million recognized in the fourth quarter of 2023 compared to other non-operating income of $9.2 million in the fourth quarter of 2022 primarily attributable to a higher foreign exchange loss attributable to movement in foreign currency exchange rates, and a loss on non-hedge derivatives; and
- a higher income tax expense of $38.9 million in the fourth quarter of 2023, comprising current income tax expense of $39.2 million and deferred income tax recovery of $0.3 million, compared to income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and deferred income tax recovery of $25.7 million. The increase in income tax expense was primarily due to an increase in current income tax expense resulting from the Öksüt Mine's resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of the Öksüt Mine's earnings.

Adjusted net earnings[NG] of $61.2 million were recognized in the fourth quarter of 2023, compared to an adjusted net loss[NG] of $13.7 million in the fourth quarter of 2022. The increase in adjusted net earnings[NG] was primarily due to higher earnings from mine operations, partially offset by higher other non-operating expense and higher income tax expense as outlined above.

The main adjusting items to net loss in the fourth quarter of 2023 were:

- $50.0 million of reclamation provision revaluation expense, as noted above;
- $34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property;
- $2.5 million of unrealized gain on foreign exchange gains from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project;
- $2.0 million of other non-operating losses at the Mount Milligan Mine; and
- $1.6 million of unrealized loss on non-hedge derivatives.

The adjusting items to net loss in the fourth quarter of 2022 were:

- $138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
- $14.0 million of income tax recovery resulting from an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine;
- $4.4 million non-cash gain on derecognition of the employee health plan benefit provision at the Langeloth Facility upon termination of the plan; and

- $3.4 million reclamation provision revaluation recovery at sites on care and maintenance in the Molybdenum BU primarily attributable to an increase in the risk-free interest rates applied to discount the estimated future reclamation cash flows.

Cash provided by operating activities was $145.4 million in the fourth quarter of 2023, compared to cash used in operating activities of $9.8 million in the fourth quarter of 2022. The increase in cash provided by operating activities was primarily due to 88,756 gold ounces sold at the Öksüt Mine in the fourth quarter of 2023 compared to no ounces sold in the fourth quarter of 2022, higher average realized gold prices and higher copper pounds sold at the Mount Milligan Mine. Other contributing factors were lower production costs, a favourable working capital change at the Mount Milligan Mine primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments and favorable working capital change due to timing of vendor payments at the Öksüt Mine. Partially offsetting the overall increase in cash provided by operating activities were lower gold ounces sold and lower average realized copper prices at the Mount Milligan Mine as well as a larger release of working capital at the Langeloth facility in the comparative fourth quarter of 2022 due to the reduction of molybdenum inventory.

Free cash flow[NG] of $111.0 million was recognized in the fourth quarter of 2023, compared to a free cash flow deficit[NG] of $25.3 million in the fourth quarter of 2022. The increase in free cash flow[NG] was primarily due to higher cash provided by operating activities as outlined above, partially offset by higher property, plant and equipment additions at the Mount Milligan Mine from higher spending on the mining fleet and projects related to water sourcing and access and higher property, plant and equipment additions at the Öksüt Mine mainly from higher capitalized stripping costs.

Year ended December 31, 2023 compared to 2022

A net loss of $81.3 million was recognized in 2023, compared to a net loss of $77.2 million in 2022. The increase in net loss was primarily due to:

- a reclamation expense of $34.4 million in 2023 compared to reclamation recovery of $94.0 million in 2022, primarily due to an increase in an estimate of future reclamation cash outflows for the Kemess Project and the Endako Mine;
- higher other operating expenses primarily attributable to standby costs of $15.4 million at the Öksüt Mine expensed in the period prior to the restart of full operations in early June 2023; and
- higher income tax expense of $94.9 million in 2023, comprising current income tax expense of $85.7 million and deferred income tax expense of $9.2 million, compared to income tax expense of $32.8 million in 2022, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine's resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of the Öksüt Mine's earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.

The increase in net loss from operations was partially offset by:

- higher earnings from mine operations of $264.0 million in 2023 compared to $178.5 million in 2022 primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. Partially offsetting these factors were lower ounces of gold and pounds of copper sold at the Mount Milligan Mine, higher production costs and DDA at the Öksüt Mine as well as lower pounds of molybdenum roasted and sold in 2023 compared to 2022; and
- a non-cash impairment loss of $34.1 million recognized in the fourth quarter of 2023 related to the Kemess Project and the Berg Property compared to a non-cash impairment loss of $138.2 million (net of tax) recognized in 2022 related to the Kemess Project.

Adjusted net earnings[NG] of $10.5 million were recognized in 2023, compared to an adjusted net loss[NG] of $9.4 million in 2022. The increase in adjusted net earnings[NG] was due to higher earnings from mine operations, partially offset by an increase in exploration and evaluation costs, other non-operating expense and income tax expense.

The main adjusting items to net loss in 2023 were:

- $34.2 million reclamation provision revaluation recovery, as noted above;
- $34.1 million related to the non-cash impairment loss of the Kemess Project and the Berg Property;
- $19.7 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine as well as the introduction of a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits in 2022;
- $2.0 million of other non-operating losses at the Mount Milligan Mine; and
- $1.6 million of unrealized loss on non-hedge derivatives.

The adjusting items to net loss in 2022 were:

- $138.2 million, net of tax, related to the non-cash impairment loss of the Kemess Project;
- $94.2 million reclamation provision revaluation at sites on care and maintenance in the Molybdenum BU;
- $15.0 million of legal costs and other related expenses directly related to the seizure of the Kumtor Mine;
- $13.2 million of deferred income tax adjustments mainly resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to the Öksüt Mine and the Mount Milligan Mine, the Kemess Project, and other comprehensive income as well as an inflation adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine; and
- $4.4 million non-cash gain on the derecognition of the employee health plan benefit provision at the Langeloth Facility in connection with the termination of the plan.

Cash provided by operating activities was $245.6 million in 2023 compared to cash used in operating activities of $2.0 million in 2022. The increase in cash provided by operating activities was primarily due to higher ounces of gold sold at the Öksüt Mine and higher average realized gold and copper prices. Other contributing factors were a favourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate shipments at the Mount Milligan Mine as well as lower cash taxes paid and a favorable working capital change due to the timing of vendor payments at the Öksüt Mine. Partially offsetting these impacts was a decrease in gold ounces and copper pounds sold and higher production costs at the Mount Milligan Mine, lower molybdenum pounds roasted and sold as well as an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices and timing of vendor payments at the Molybdenum BU. The working capital build-up at the Molybdenum BU significantly reversed in the last three quarters of 2023. The total working capital balance of the Molybdenum BU was $114.7 million at December 31, 2023 compared to $120.4 million at September 30, 2023 and $105.9 million at December 31, 2022.

Free cash flow[NG] of $160.2 million was recognized in 2023 compared to free cash flow deficit[NG] of $82.9 million in 2022. The increase in free cash flow[NG] was primarily due to higher cash provided by operating activities as outlined above and lower property, plant and equipment additions at the Mount Milligan Mine, partially offset by higher property, plant and equipment additions at the Öksüt Mine mainly from higher capitalized stripping costs.

Recent Events and Developments

Transaction with RGLD Gold AG and Royal Gold, Inc.

The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, "Royal Gold") which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered ("Mount Milligan Mine Streaming Agreement").

On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. ("TCM") entered into an additional agreement with Royal Gold ("Additional Royal Gold Agreement"), relating to the Mount Milligan Mine. As part of the Additional Royal Gold Agreement, Royal Gold has agreed, among other things, to increase cash payments for the Mount Milligan Mine's gold and copper delivered to Royal Gold based on the achievement of certain amounts of gold and copper delivered to Royal Gold from shipments occurring after January 1, 2024. The percentage of gold and copper production streamed to Royal Gold remains unchanged at 35% gold and 18.75% copper.

The first threshold date ("First Threshold Date") will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Company expects that to occur in 2030. The second threshold (gold) date ("Second Threshold (Gold) Date") will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the second threshold (copper) date ("Second Threshold (Copper) Date") will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024. The Company expects the Second Threshold (Gold) Date and the Second Threshold (Copper) Date to occur in 2036.

When considered together with the streaming payments under the Mount Milligan Streaming Agreement, the Additional Royal Gold Agreement will effectively provide aggregate cash payments for gold and copper sold ("Threshold Payments") under the Mount Milligan Streaming Agreement as follows:

For gold, up to:

- the lower of $850 per ounce and 50% of the gold spot price for the period between the First Threshold Date and the Second Threshold (Gold) Date; and
- the lower of $1,050 per ounce and 66% of the gold spot price from and after the Second Threshold (Gold) Date.

For copper, up to:

- 50% of the copper spot price for the period between the First Threshold Date and the Second Threshold (Copper) Date; and
- 66% of the copper spot price from and after the Second Threshold Copper Date.

The Additional Royal Gold Agreement also provides the Mount Milligan Mine a right to elect to receive payments ("Pre-Threshold Payments") from Royal Gold prior to the First Threshold Date but only in a low commodity price environment. If both the gold spot price falls is at or falls below $1,600 per ounce and the copper spot price is at or falls below $3.50 per pound (the "Pre-Threshold Reference Prices"), then the Company may elect to receive up to:

- For gold, the lesser of: (i) $415 per ounce, for an aggregate cash payment per ounce equal to $850 when including any cash payment under the Mount Milligan Mine Streaming Agreement; and (ii) an amount per ounce equal to the difference of 66% of the gold spot price, less any cash payment under the Mount Milligan Mine Streaming Agreement; and
- For copper, 35% of the copper spot price, for an aggregate cash payment per metric tonne equal to 50% of the copper spot price when including any cash payment under the Mount Milligan Mine Streaming Agreement.

Any Pre-Threshold Payments previously received would be offset against Threshold Payments if the prices of gold and copper each increase above the Pre-Threshold Reference Prices at the time of any gold or copper delivery under the Mount Milligan Mine Streaming Agreement.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold as part of the Additional Royal Gold Agreement, including:

- An upfront cash payment of $24.5 million;
- A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030; and
- Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occuring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine's annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement.

As a result of the Additional Royal Gold Agreement, the mine life has been extended by two years to 2035, subject to normal course permitting, and has declared mineral resources of 510 million tonnes, inclusive of reserves. This also establishes a strong platform for Centerra to continue to invest in further drilling at the Mount Milligan Mine. The Company is planning to initiate a Preliminary Economic Assessment ("PEA") to evaluate the substantial mineral resources at the Mount Milligan Mine with a goal to unlock additional value beyond its current 2035 mine life. The scope of the PEA is expected to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA also plans to evaluate several capital projects to support a further expansion of the Mount Milligan's Mine's life, including options for a new tailings storage facility ("TSF") and potential process plant upgrades. The PEA is expected to be completed in first half of 2025.

Ramp up of Öksüt Mine Operations

In early 2023 the Company completed construction and commissioning of a mercury abatement system to allow processing of mercury-bearing ores in the gold room at the Öksüt Mine's adsorption, desorption and recovery ("ADR") plant. In February and March 2023, the ADR facility underwent inspection and testing by the Turkish Ministry of Environment, Urbanization and Climate Change (the "Ministry of Environment") and the Ministry of Labour and Social Security.

Following the completion and commissioning of the mercury abatement system and approval of an amended environmental impact assessment ("EIA") by the Ministry of Environment, full operations resumed at the Öksüt Mine on June 5, 2023. Gold production activities have ramped up successfully with 195,926 ounces of gold produced and cash provided by mine operations of $275.1 million in 2023. All gold-in-carbon inventory was processed by the end of the third quarter of 2023, with inventories of recoverable gold on the heap leach pad and in stockpiles remaining at the end of 2023.

Other permitting

In January 2023, the Öksüt Mine received notice of approval of its operating license extension application for a period of 10 years as well as approval of an enlarged grazing land permit to allow expansion of the Keltepe and Güneytepe pits, as planned. Since then, mining activities have been focused principally on the phase 5 and phase 6 pit wall pushback to expand the Keltepe pit and on the phase 2 wall push back to expand the Güneytepe pit.

Change in the tax regulations

On July 15, 2023, new legislation was published in the official gazette of the Republic of Türkiye which increased the corporate income tax rate from 20% to 25%. The new law applies to tax declarations to be filed starting October 1, 2023 and applies to earnings of corporations beginning January 1, 2023 and subsequent taxation periods. In 2023, with respect to the Öksüt Mine, this rate change had a $16.1 million impact on current income tax expense and a $1.1 million impact on the deferred income tax expense.

Pre-Feasibility Study on the Restart of the Thompson Creek Mine

On September 18, 2023, Centerra announced the results of a prefeasibility study ("PFS") on the restart of mining at Thompson Creek, including an optimized mine plan with 11-year mine life with a total molybdenum production of 134 million pounds. The restart of Thompson Creek, vertically integrated with operations at Langeloth, would result in a combined $373 million after-tax net present value, using 5% discount rate, and 16% after-tax internal rate of return, based on a flat molybdenum price of $20 per pound.

As disclosed at the *Outlook* section, project spending at the Thompson Creek Mine is expected to be $24 to $32 million over the first six months of 2024 and relates to early work activities which primarily include limited scope refurbishment of existing mining mobile equipment fleet and purchase of additional mobile equipment, stripping activities and technical studies.

The Company has commenced a feasibility study ("FS") for the Thompson Creek Mine, which is expected to be completed by mid-2024. Upon completion of the FS, the Company expects to approve a limited notice to proceed, authorizing $100 to $125 million of capital for pre-stripping within current permitting authorizations, purchase of long lead items and initiation of plant refurbishments.

As part of the value maximizing plan for the Molybdenum BU, Centerra is evaluating all strategic options for the assets.

Extension of the Corporate Credit Facility

On September 11, 2023, Centerra announced it had extended its US$400 million revolving credit facility (the "Credit Facility") with a renewed term of four years maturing on September 8, 2027. The interest rate payable on any outstanding borrowings is based on the Secured Overnight Financing Rate plus an applicable margin of 2.25% to 3.25%. The margin is unchanged from the previous credit facility. The credit facility is currently undrawn, and provides future flexibility and may be used for general corporate purposes such as working capital, investments, acquisitions, and capital expenditures.

Normal Course Issuer Bid

On November 3, 2023, Centerra announced that the Toronto Stock Exchange had accepted the renewal of a normal course issuer bid ("NCIB") to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024. Any tendered Common Shares taken up and paid for Centerra under the NCIB are cancelled.

During the year ended December 31, 2023, the Company repurchased and cancelled 3,475,800 common shares for a total consideration of $20.4 million (C$27.3 million) under its NCIB program.

Executive Management Changes

During the second quarter of 2023, the Company announced the appointment of Paul Tomory as its new President and Chief Executive Officer, effective May 1, 2023 and that Mr. Paul Wright would resume his responsibilities as an independent member of the Board of Directors.

In May 2023, the Company appointed Hélène Timpano as its new Executive Vice-President, Strategy & Corporate Development.

In January 2024, the Company announced that Ryan Snyder will be promoted to Executive Vice President and Chief Financial Officer, effective April 8, 2024. Mr. Snyder will succeed Darren Millman, who is leaving to pursue another opportunity in the mining industry in Australia.

Exploration and Project Evaluation Update

Exploration activities included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company's various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the United States of America. The activities were primarily focused on drilling programs at the Goldfield Project in Nevada, the Mount Milligan Mine in British Columbia, Öksüt Mine in Türkiye and at greenfield projects in the USA and Türkiye. Project evaluation expenditures were primarily focused on the Goldfield Project in Nevada and the Thompson Creek Mine in Idaho.

<u>Mount Milligan Mine</u>

At the Mount Milligan Mine, Centerra continued to explore to extend resources on the margins of the ultimate pit boundary to the west and south. In 2023, a total of 21,144 meters of drilling were completed at the North Slope, Goldmark, Boundary, Saddle West, Orica and M6. All these targets are located west and southwest of the current pit area. Assay results show mineralization extending west from the pit margin and below the ultimate pit boundary. Within the east-west, corridor (DWBX, North Slope, Saddle, Saddle West, and Boundary zones), results show potential for both shallow and deep resource addition and extension of mineralization west of the ultimate pit boundary. Results from holes drilled within the southwest-northeast corridor **(**M6 and Orica) linking to the Southern star pit area show mineralization potential in a relatively underexplored area, especially to the southwest.

<u>Goldfield Project</u>

Exploration

At the Goldfield Project in Nevada, USA, exploration drilling focused on Gemfield and its immediate satellites target area, including Jupiter and Callisto. The Jupiter target is situated northeast of the Gemfield deposit which was identified during the year's activities at the Goldfield Project. Jupiter and Callisto (north of Jupiter) targets are interpreted to represent a deeper sulfide mineralization transitioning to shallow oxide mineralization in the up-dip projection of the host stratigraphy.

During the fourth quarter of 2023, 16 exploration diamond drill holes for 4,024 meters, and 103 reverse circulation holes for 23,160 meters were completed at the Goldfield Project. In addition, three satellite prospects were drill tested. Jupiter prospect, northeast of the Gemfield deposit, Callisto prospect, north of the Gemfield deposit and Kendall prospect, east of the Gemfield deposit, were drilled. A total of 49,272 meters of drilling was achieved in the year. This included three core drill holes that were completed at the Goldfield Main deposit along with five reverse circulation drill holes.

Gemfield and its immediate satellite target areas are geologically characterized by gently-dipping, intermediate and felsic volcanic units unconformably overlain by unconsolidated pebble to cobble conglomerate and down-dropped by post-mineral normal faults. The Jupiter and Callisto prospects represent deeper sulfide mineralization transitioning to shallow oxide mineralization in the up-dip projection of the host stratigraphy. Exploration activities focused on defining the extent of the oxide mineralization and additional exploration activities are planned at both prospects in 2024.

Project Evaluation

As a result of a continuing strategic review of the project, the Company intends to focus exploration activities on oxide and transition material, principally in the Gemfield and nearby deposits that could result in more simplified ore processing methods, a flow sheet with lower capital costs and increased returns on the project when compared to the known sulphide ore at the Goldfield project. The Company will take additional time to perform exploration activities in its large, under-explored land position, targeting oxide mineralization that could be incorporated into the initial resource estimate when completed. The Company is targeting an initial resource estimate by the end of 2024.

Oakley Project

The Oakley Project is a wholly owned project located 21 kilometres south of Oakley, Idaho. In 2023, Centerra completed its earn-in of a 70% interest in the property and subsequently acquired the remaining 30% interest in the property.

Exploration activities continue to define a near-surface, structurally controlled, low sulfidation epithermal gold occurrence at the Blue Hill prospect, similar to the Cold Hill prospect drilled in 2021. The first phase of drilling of 4,584 meters was completed in the third quarter of 2023. Additional epithermal style gold prospects were also identified in the fourth quarter of 2023 in the other parts of the project area. Additional exploration and infill drilling is planned for the Blue Hill and Cold Hill prospects in 2024, along with exploration of the new prospects identified in the fourth quarter of 2023.

2024 Outlook

The Company's 2024 outlook (unchanged from the Company's February 14, 2024 news release) and comparative actual results for 2023 are set out in the following table:

	Units	2024 Guidance	2023 Actuals
Production			
Total gold production[1]	(Koz)	370 - 410	350
Mount Milligan Mine[2][3][4]	(Koz)	180 - 200	154
Öksüt Mine	(Koz)	190 - 210	196
Total copper production[2][3][4]	(Mlb)	55 - 65	62
Unit Costs[5]			
Gold production costs[1]	($/oz)	800 - 900	733
Mount Milligan Mine[2]	($/oz)	950 - 1,050	1,088
Öksüt Mine	($/oz)	650 - 750	457
All-in sustaining costs on a by-product basis[NG][1][3][4]	($/oz)	1,075 - 1,175	1,013
Mount Milligan Mine[4]	($/oz)	1,075 - 1,175	1,156
Öksüt Mine	($/oz)	900 - 1,000	675
All-in costs on a by-product basis[NG][1][3][4]	($/oz)	1,225 - 1,325	1,285
Mount Milligan Mine[4]	($/oz)	1,100 - 1,200	1,199
Öksüt Mine	($/oz)	900 - 1,000	758
All-in sustaining costs on a co-product basis[NG][1]	($/oz)	1,125 - 1,225	1,069
Mount Milligan Mine	($/oz)	1,175 - 1,275	1,283
Öksüt Mine	($/oz)	900 - 1,000	758
Copper production costs	($/lb)	1.75 - 2.25	2.29
All-in sustaining costs on a co-product basis[NG]	($/lb)	2.50 - 3.00	2.69

1. Consolidated Centerra figures.
2. The Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.50 per pound for 2024, Mount Milligan Mine's average realized gold and copper price for 2024 would be $1,355 per ounce and $2.94 per pound, respectively, compared to average realized prices of $1,431 per ounce and $3.01 per pound in 2023, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $3.50 per pound factors in copper hedges in place as of December 31, 2023.
3. In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively. This compares to the 2023 recoveries of 64.0% for gold and 77.6% for copper. Gold production at the Öksüt Mine assumes recoveries of approximately 76%.
4. Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs[NG] and all-in costs[NG]. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5. Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Production Profile

In 2023, the Company reported consolidated gold and copper production of 350,317 ounces of gold and 61.9 million pounds of copper, respectively. Centerra's 2024 consolidated gold production is projected to be between 370,000 and 410,000 ounces with an estimated 180,000 to 200,000 ounces from the Mount Milligan Mine and 190,000 to 210,000 ounces from the Öksüt Mine.

In 2023, the Mount Milligan Mine produced 154,391 ounces of gold and 61.9 million pounds of copper. Mount Milligan's 2024 gold production is expected to be in the range of 180,000 to 200,000 ounces, a 22% increase of the midpoint year-over-year, driven by mine sequencing and higher gold grades. Copper production is expected to be 55 to 65 million pounds in 2024, similar to 2023 production levels. The increased gold production is anticipated due to mining activities in phases 6, 7, and 9 of the open pit, and particularly, mining ore in the phase 7 with a high gold grade ore and low copper grade ore, which is expected to contribute almost half of the contained gold ounces mined in 2024. In addition, mining ore in the lower benches of phase 9 with higher estimated gold grades than the ore-waste transition zone mined in the upper benches of the same phase in 2023, is expected to contribute to the higher gold production in 2024. Mining will be focused on phases 6, 7 and 9 in the first half of the year, and increased focus with mining phase 6 with continuation of phase 7 in the second half of the year. In 2023, the Mount Milligan Mine achieved the highest mill throughput since the start of operations in August 2013 and the mill is expected to operate at similar or slightly higher throughput levels in 2024. In 2024, gold and copper recoveries are expected to be similar to those achieved in 2023. Metallurgical reviews are ongoing, aimed at increasing gold and copper recoveries in the medium term. As previously disclosed, the Company deferred processing a portion of the elevated pyrite bearing high-grade gold, low-grade copper ore mined in phase 7 to 2024, for blending purposes. This is expected to result in overall high gold grades and low copper grades in 2024. Both gold and copper production are expected to be evenly weighted throughout the year, however, gold and copper sales in the second half of the year are expected to contribute approximately 55% of the annual sales.

In 2023, the Öksüt Mine produced 195,926 ounces of gold. In 2024, the Öksüt Mine is expected to produce between 190,000 to 210,000 ounces of gold, which is unchanged from the previously disclosed life of mine ("LOM") plan, published on September 18, 2023. In 2024, approximately two-thirds of the ore mined is expected to originate from mining phase 2 of the Guneytepe pit, which is characterized by a lower gold grade but a higher process recovery compared to the ore from the Keltepe pit. Additionally, waste stripping activities will continue at phases 5 and 6 of the Keltepe pit, with the ore anticipated to be accessible in phase 5 by the end of the second quarter of 2024. In the first half of 2024, the Öksüt Mine plans to process most of the gold accumulated in the previous year with the first half projected to contribute approximately 60% of the annual gold production. Gold sales are expected to be elevated in the first half of 2024 and closely follow the gold production profile.

Cost Profile

In 2023, the Company's consolidated gold production costs amounted to $733 per ounce. In 2024, the Company anticipates its gold production costs to range from $800 to $900 per ounce. The expected increase in the gold production costs per ounce is largely due to higher production costs at the Öksüt Mine compared to the previous year. In 2023, the Öksüt Mine gold production costs were $457 per ounce, benefiting from processing of a low cost gold-in-carbon inventory and gold inventory stacked on the heap leach pad. Due to the completion of processing the low cost gold-in-carbon inventory in 2023 and higher local mining contractor costs expected in 2024, the Öksüt Mine's gold production costs for 2024 are projected to be between $650 to $750 per ounce. Conversely, the Mount Milligan Mine is expected to reduce gold production costs per ounce in 2024, which are estimated to be in the range of $950 to $1,050 per ounce compared to $1,088 per ounce in 2023.

In 2023, the Mount Milligan Mine reported gold production costs of $1,088 per ounce. In 2024, the Company anticipates the Mount Milligan Mine's gold production cost guidance to be in the range between $950 to $1,050 per ounce. The expected reduction in gold production costs per ounce in 2024, compared to the previous year is primarily due to an increase in gold ounces sold and lower operating costs stemming from the capitalization of higher portion of mining costs to the Tailings Storage Facility ("TSF") and planned lower mill maintenance costs in 2024 mainly due to fewer expected shutdowns. The Company notes that inflationary pressures on the mine's cost structure experienced in 2022 and first half of 2023 have largely levelled off in the second half of 2023, normalizing prices of major input costs including prices of fuel, power, and major equipment spare parts and consumables with only minor increases expected of these

prices in 2024. In 2024, the Mount Milligan Mine will continue a full asset optimization review that was launched in the fourth quarter of 2023. This review includes assessments of occupational health and safety, productivity and cost efficiency opportunities along with mine plan optimization. The purpose of this extensive program is to instill an interdependent team based approach to a continuous improvement culture, which will identify and implement improvements in the Mount Milligan Mine's operations on an ongoing basis. The comprehensive program has thus far highlighted key areas of focus within mine, mill and site administration that will be further explored, with implementation planned in the second half of 2024 and potential enhancements in operational efficiency and cost reduction expected to be realized starting in the fourth quarter of 2024. Some of the areas targeted include efficiency and productivity gains in the mine including the load and haul cycles, throughput and metal recovery increases in the plant and overall cost reductions from the supply chain efficiencies. Estimates of the potential cost savings and operations improvements from the mine plan optimization review are still being developed and are not included in the 2024 cost ranges.

In 2023, the Öksüt Mine reported gold production costs of $457 per ounce. This low cost per ounce was primarily due to processing the gold-in-carbon and stacked ore inventory that was accumulated at the Öksüt Mine in 2022 and the first half of 2023, resulting in a relatively low weighted average costs per ounce. In 2024, the Company estimates the Öksüt Mine's gold production costs in the range of $650 to $750 per ounce. The expected increase in gold production cost per ounce is primarily attributed to an increase in mining and hauling costs and higher weighted average cost per ounce in the remaining inventory. This increase in costs reflects adjustments to the mine's operational agreements and contracts, including the local labour agreements, and revisions to the contract with a local mining contractor. In January 2024, the Öksüt Mine renewed its multiyear contract with the local mining contractor, procuring mining and hauling services for the duration of the current life of mine. During the first half of 2024, the Öksüt Mine's gold production costs per ounce are expected to benefit from processing the heap leach inventory accumulated in the previous year, though at a slightly higher cost profile than the average cost per ounce in the fourth quarter of 2023. As the year progresses, the gold production costs per ounce are expected to gradually increase reflecting lower gold production and sales in the latter half of the year, as noted above.

Copper production costs at the Mount Milligan Mine were $2.29 per pound in 2023. In 2024, copper production costs are projected to be in the $1.75 to $2.25 per pound range. Copper production costs per pound are expected to be lower in 2024 primarily due to lower operating costs at the Mount Milligan Mine as noted above and a reduced allocation of production costs to copper compared to gold due to changes in their relative market prices.

Consolidated all-in sustaining costs on a by-product basis[NG] were $1,013 per ounce in 2023. In 2024, the Company expects its consolidated all-in sustaining costs on a by-product basis[NG] to be in the range of $1,075 to $1,175 per ounce. The anticipated increase in consolidated all-in sustaining costs on a by-product basis[NG] in 2024, compared to the previous year, is primarily due to higher gold production costs per ounce at the Öksüt Mine, higher sustaining capital expenditures[NG] planned at the operating mines as well as lower copper credits at the Mount Milligan Mine. This is expected to be partially offset by lower corporate administration costs.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basis[NG] were $1,156 per ounce in 2023. In 2024, all-in sustaining costs on a by-product basis[NG] are expected to range from $1,075 to $1,175 per ounce. Higher gold production outlook for 2024 compared to 2023 is expected to bring down both gold production costs per ounce and all-in sustaining costs on a by-product basis[NG]. This is expected to be partially offset by higher sustaining capital expenditures[NG] mainly due to capitalizing a higher proportion of mining costs to the TSF and lower copper credits.

The Öksüt Mine's all-in sustaining costs on a by-product basis[NG] were $675 per ounce in 2023. In 2024, all-in sustaining costs on a by-product basis[NG] at the Öksüt Mine are expected to be in the range of $900 to $1,000 per ounce. The projected increase in these costs compared to 2023 is mainly attributed to the higher gold production costs, as previously outlined. In addition, the Öksüt Mine is anticipated to incur higher sustaining capital expenditures[NG] in 2024 due to additional capital projects planned and increased capitalized stripping costs. The latter is driven by an increase in waste stripping tonnage planned to be mined at the Keltepe pit and a higher unit rate for tonnes mined per the terms of the renewed mining contract.

Consolidated all-in costs on a by-product basis[NG] were $1,285 per ounce in 2023. In 2024, the Company expects these costs to be in a similar range, projected between $1,225 and $1,325 per ounce. Although all-in sustaining costs on a by-product basis per ounce[NG] are expected to increase in 2024, as outlined earlier, this increase is projected to be offset by

reductions in other operating costs and exploration and project evaluation expenses. Other operating costs in 2023 included mine standby costs at the Öksüt Mine. The Company is also targeting overall lower exploration and project evaluation costs in 2024.

The Mount Milligan Mine's all-in costs on a by-product basis[NG] for 2023 were $1,199 per ounce. In 2024, all-in costs on a by-product basis[NG] are projected to be between $1,100 and $1,200 per ounce. The Company expects all-in costs on a by-product basis[NG] in 2024 to be similar or slightly lower than those costs in the prior year.

The Öksüt Mine's all-in costs on a by-product basis[NG] were $758 per ounce in 2023. In 2024, the Company projects these costs to be in the range of $900 to $1,000 per ounce. The projected increase in the Mine's all-in costs on a by-product basis[NG] reflects higher all-in sustaining costs on a by-product basis[NG], as outlined above. Partially offsetting this increase is the elimination of mine standby costs which are not expected in 2024.

Capital Expenditures

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Capital Expenditures		
Additions to PP&E[(1)]	**108 - 140**	**121.7**
Mount Milligan Mine	55 - 65	62.0
Öksüt Mine	40 - 50	50.5
Molybdenum BU	12 - 22	2.0
Other	1 - 3	7.2
Sustaining Capital Expenditures[NG(1)]	100 - 125	83.5
Mount Milligan Mine	55 - 65	44.0
Öksüt Mine	40 - 50	36.9
Langeloth Facility	5 - 10	0.9
Non-sustaining Capital Expenditures[NG(1)]	8 - 15	4.8
Thompson Creek Mine[(2)]	7 - 12	0.9
Total Capital Expenditures[NG(1)]	**108 - 140**	**88.3**

1. Consolidated Centerra figures.
2. Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.

Additions to Property, Plant and Equipment ("PP&E") for IFRS accounting purposes includes certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expenditures[NG], which comprise sustaining capital expenditures[NG] and non-sustaining capital expenditures[NG], exclude such non-cash additions to PP&E. In 2023, consolidated additions to PP&E were $121.7 million and total capital expenditures[NG] were $88.3 million. In 2024, both consolidated additions to PP&E and total capital expenditures[NG] are planned to be in the range of $108 to $140 million. Total capital expenditures[NG] are expected to be higher in 2024 primarily due to the timing of the capital expenditures[NG] in 2023, which was affected by operational delays at the Öksüt Mine, whereby the Company delayed some capital projects awaiting the restart of full operations. In addition, at the Mount Milligan Mine, mining sequence changes resulted in lower capitalization to the TSF in 2023 and project-specific permitting delays experienced for certain capital projects contributed to the deferral of some capital spending to 2024.

The Mount Milligan Mine's additions to PP&E in 2023 were $62.0 million and total capital expenditures[NG] were $44.0 million. The difference between additions to PP&E and capital expenditures[NG] in 2023 is due to costs capitalized to the right-of-use ("ROU") and asset retirement obligation ("ARO") assets. In 2024, the Company is expecting additions to PP&E and total capital expenditures[NG] in the range of $55 to $65 million. Most of the 2024 capital expenditures[NG] relate to capitalized TSF construction costs amounting to $23 to $25 million, completion of a water pumping system construction project that was started in 2023 as well as overhauls and purchases of mobile equipment.

The Öksüt Mine's additions to PP&E in 2023 were $50.5 million and total capital expenditures[NG] were $36.9 million. The difference between additions to PP&E and capital expenditures[NG] in 2023 is due to costs capitalized to ROU and

ARO assets. In 2024, at the Öksüt Mine the Company plans sustaining capital expenditures[NG] of $40 to $50 million. Most of the sustaining capital expenditures[NG] relate to capitalized stripping costs, amounting to $24 to $27 million, waste rock dump expansion project, the heap leach pad expansion and contact water treatment plant construction projects.

The Langeloth Facility's additions to PP&E and total capital expenditures[NG] were $0.9 million in 2023. In 2024, the Langeloth Facility is projecting sustaining capital expenditures to be in the range of $5 to $10 million. The majority of these costs are anticipated for maintenance capital expenditures related to a planned outage of the sulfuric acid plant, which is a routine procedure conducted every several years.

The Thompson Creek Mine's additions to PP&E and total capital expenditures[NG] were $0.9 million in 2023. In the first half of 2024, the non-sustaining capital expenditures[NG] are expected to be in the range of $7 to $12 million. These expenditures are primarily intended to cover capital projects associated with early work activities. This includes a limited scope refurbishment of the existing mobile equipment fleet and the purchase of additional mobile equipment, necessary to prepare for a potential limited notice to proceed. The Company expects to authorize a limited notice to proceed upon the completion of a feasibility study anticipated in mid-2024.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Langeloth Facility		
Loss from operations[NG(1)]	(5) - (15)	(14)
Cash (used in) provided by operations before changes in working capital	(5) - 0	(8)
Changes in Working Capital	(20) - 20	(10)
Cash (Used in) Provided by Operations	(25) - 20	(18)
Sustaining Capital Expenditures[NG]	(5) - (10)	(1)
Free Cash Flow (Deficit) from Operations[NG]	(30) - 10	(19)
Thompson Creek Mine[(2)]		
Non-sustaining Capital Expenditures[NG]	(7) - (12)	(1)
Project Evaluation Expenses[(2)]	(17) - (20)	(13)
Care and Maintenance Expenses	(1) - (3)	(10)
Cash Used in Operations	(25) - (35)	(24)
Endako Mine		
Care and Maintenance Expenses	(5) - (7)	(5)
Reclamation Costs[(4)]	(15) - (18)	(21)
Cash Used in Operations	(20) - (25)	(9)

1. Includes DDA of $4.3 million in the 2023 actuals and $5 to $10 million in the 2024 guidance.
2. Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
3. Project evaluation expenses are recognized as expense in the consolidated statements of loss.
4. Relates to reclamation costs included in the reclamation provision as at December 31, 2023.

In 2023, the Company's expenditures at the Thompson Creek Mine were $24 million, including $10.1 million for care and maintenance, $13.0 million costs related to advancement of project studies and early work, including pre-stripping activities in the main open pit area and $0.9 million costs for capital expenditures[NG]. In the first half of 2024, Thompson Creek Mine is expected to spend approximately $25 to $35 million, which includes $7 to $12 million of capital expenditures[NG] outlined above, $17 to $20 million of project evaluation expenses, and $1 to $3 million of care and maintenance costs. Project evaluation activities include costs necessary to conduct a mill optimization study, costs to complete the feasibility study, costs to continue pre-stripping in the main pit area and other general site costs. Upon the completion of the feasibility study and a decision on the limited notice to proceed expected mid-2024, the Company plans to update the outlook for the Thompson Creek Mine for the balance of the year.

In 2023, the Langeloth Facility's loss from operations was $13 million, which included DDA of $4.3 million. In 2024, the Langeloth Facility expects loss from operations in the range of $5 to $15 million which includes DDA of $5 to $10

million. The Company expects that the cash used in operations at the Langeloth Facility will primarily be driven by changes in working capital. While the objective is to maintain lower inventory levels, working capital comprises molybdenum inventory that includes the cost of purchasing molybdenum concentrate from third parties and represents a large portion of the total value of the working capital. The other contributors to the working capital balance includes accounts receivables from customers, material and supplies inventory and accounts payable to vendors. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In the first quarter of 2023, the significant increase in the molybdenum prices resulted in increased working capital requirements to purchase molybdenum concentrate at the Langeloth Facility and the additional investment in working capital amounted to approximately $67 million. Through the remaining balance of 2023, approximately $57 million of the increase in investment in working capital was released. In 2024, the Company expects an incremental release of working capital of approximately $20 million at a molybdenum price of $15 per pound and an incremental investment in working capital of approximately $20 million at a molybdenum price of $25 per pound.

In 2023, the Company's expenditures at the Endako Mine totaled $9 million, with minimal costs attributed to reclamation. In 2024, care and maintenance costs are expected to be in the range of $5 to $7 million and reclamation costs are estimated to be between $15 to $18 million. Reclamation activities in 2024 will be focused on the closure of the spillway for Tailings Pond 2 that was deferred from the previous year. Reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

Project Evaluation, Exploration, and Other Costs

The Company's 2024 outlook for the Goldfield Project, Kemess Project, corporate administration, and other exploration projects and comparative actual results for 2023 are set out in the following table:

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Project Exploration and Evaluation Costs[1]		
Goldfield Project	9 - 13	15.4
Thompson Creek Mine[2]	17 - 20	13.0
Total Project Evaluation Costs	26 - 33	28.4
Brownfield Exploration[1]	17 - 22	40.7
Greenfield and Generative Exploration	18 - 23	10.0
Total Exploration Costs	35 - 45	50.7
Total Exploration and Project Evaluation Costs	61 - 78	79.1
Other Costs		
Kemess Project[3]	24 - 30	11.1
Corporate Administration Costs	37 - 42	44.9
Stock-based Compensation	8 - 10	9.2
Other Corporate Administration Costs	29 - 32	35.7

1. The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. Approximately $1.3 million of these capitalized exploration costs are also included in the projected 2024 sustaining capital expenditures[NG] at the Mount Milligan Mine, compared to $1.2 million of capitalized exploration costs at the Mount Milligan Mine incurred in 2023. In addition, approximately $0.8 million of capitalized project evaluation costs at the Goldfield project are also included in 2024 non-sustaining capital expenditures[NG] compared to $3.7 million of such costs in 2023.
2. Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
3. Includes care and maintenance costs as well as reclamation costs included in the reclamation provision as at December 31, 2023.

Exploration Expenditures (excluding Project Evaluation costs)

In 2023, total exploration expenditures were $50.7 million, including $49.5 million related to expensed exploration and capitalized exploration costs of $1.2 million. Total exploration expenditures in 2024 are expected to be in the range of $35 to $45 million with approximately an even split between brownfield and greenfield projects. The exploration targets

for brownfield projects include further drilling at Mount Milligan and Öksüt Mines as well as Goldfield and Oakley Projects.

Goldfield Project

The 2023 exploration and project evaluation costs related to the Goldfield Project in Nevada, USA amounted to $38.6 million, including $23.2 million for exploration costs and $15.4 million for project evaluation costs. In 2024, the Goldfield Project project evaluation costs are expected to be in the range between $9 million to $13 million. The primary objective for the project in 2024 is to complete initial resource estimate for the property, targeted for the end of year. Planned activities include bulk sampling work, large column leach testing, developing preliminary designs for pit and heap leach facilities as well as other technical work necessary for finalizing the initial resource estimate for the project.

Kemess Project

In 2023, care and maintenance costs at the Kemess Project were $11.1 million. In 2024, the Kemess Project will continue to be on care and maintenance. Care and maintenance costs are expected to be in the range of $12 to $14 million, and reclamation costs are estimated to be between $12 to $16 million, slightly higher than 2023 spending. Reclamation activities are expected to be focused on decommissioning of the Kemess South TSF sedimentation pond and associated works. These activities were originally planned for 2023 but then deferred to 2024 due to the occurrence of wild fires in British Columbia in 2023. Reclamation costs planned in 2024 have been included in the reclamation provision as at December 31, 2023.

While Kemess Project has not been a priority for the Company's project pipeline in the recent past, the Company is now re-evaluating the technical concepts for the property. In 2024, the Company has allocated limited funds to testing these new concepts to determine the future potential of the project. These activities are expected to include confirmation and exploration drilling as well as technical studies.

Corporate Administration

In 2023, corporate and administration expenses were $45 million, including $4 million for severance related costs and stock-based compensation expense of $9 million. Corporate and administration expenses in 2024 are expected to be in the range of $37 to $42 million (including $8 to $10 million of stock-based compensation expenses). The anticipated reduction in costs for 2024 is primarily attributed to lower consulting and professional fees, as the previous year's costs included expenses related to the implementation of a new enterprise resource planning (ERP) software system completed in 2023, and lower severance costs.

Depreciation, Depletion and Amortization

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Depreciation, depletion and amortization[1]	140 - 165	124.9
Mount Milligan Mine	90 - 100	76.5
Öksüt Mine	45 - 55	44.1
Other	5 - 10	4.3

1. Consolidated Centerra figures.

Consolidated DDA included in costs of sales expense was $124.9 million in 2023 and is expected to increase to the range of $140 to $165 million in 2024. The Mount Milligan Mine's DDA expense in 2023 was $76.5 million and is expected to be in the range of $90 to $100 million in 2024. The increase in DDA expense at the Mount Milligan Mine is due to higher capital expenditures projected in 2024 compared to 2023. Öksüt Mine's DDA expense in 2023 was $44.1 million and is expected to be in the range of $45 to $55 million due to a longer operating period and higher sales in 2024 as compared to 2023. The remaining balance of DDA expense for 2024 is estimated to be approximately $5 to $10 million and is primarily related to the Molybdenum BU.

Current Taxes and Tax Payments

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Income tax and BC mineral tax expense[1]	47 - 57	85.7
Mount Milligan Mine	1 - 5	2.0
Öksüt Mine	46 - 52	83.7

    1.   Consolidated Centerra figures.

The Mount Milligan Mine's British Columbia mineral tax expense in 2023 was $2 million and the cash taxes paid were $3.6 million. The difference between tax expense and cash taxes paid is due to timing of tax payments. In 2024, Mount Milligan Mine's British Columbia mineral tax expense and tax payments are each expected in the same range of $1 to $5 million.

The Öksüt Mine's current income tax expense in 2023 was $83.7 million and cash taxes paid were $41.6 million. In 2024, the Öksüt Mine income tax expense is expected to be in the range of $46 to $52 million, reflecting a 25% income tax rate and a withholding tax expense of $17 million on the expected repatriation of the Öksüt Mine's earnings. The Öksüt Mine is expected to pay approximately $85 to $95 million in cash taxes in 2024. The difference between income tax expense and cash taxes paid is due to the timing of tax payments.

Other

In 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Mine Finance Group ("Orion"). Pursuant to an agreement dated December 15, 2020, with Orion and Premier Gold Mines Limited, the Company received the first contingent consideration of $25 million in December 2023.

As a result of the Additional Royal Gold Agreement, the Company disbursed an upfront cash payment of $24.5 million to Royal Gold in February 2023. See "Recent Events and Developments" section in this MD&A.

2024 Material Assumptions

Other material assumptions or factors not mentioned above but used to budget production and costs in 2024 after giving effect to the hedges in place as at December 31, 2023, include the following:

- market gold price of $1,850 per ounce, and an average realized gold price at the Mount Milligan Mine of $1,355 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine's gold is sold to Royal Gold for $435 per ounce) and gold refining costs.
- market price of $3.50 per pound for the unhedged portion of copper production. This equates to a blended copper price of $3.50 per pound, reflecting a minimum projected impact of a reduced volume of copper hedges in place for 2024. Realized copper price at the Mount Milligan Mine is estimated to average $2.94 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine's copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs.
- molybdenum price of $20.00 per pound.
- exchange rates as follows: $1USD:$1.33 CAD, $1USD:30 Turkish lira.
- diesel fuel price of $1.06/litre or CAD$1.41/litre at the Mount Milligan Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2024 as the increase in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030. See "Recent Events and Developments" section in this MD&A.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement the Company purchases refined gold and copper warrants and arranges

for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for the 2024 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2024 and related risk factors can be found under the heading "*Caution Regarding Forward-Looking Information*" in this document and under the heading "Risks That Can Affect Centerra's Business" in the Company's most recent AIF.

2024 Sensitivities

Centerra's costs and cash flows for 2024 are sensitive to changes in certain key inputs. The company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)				
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by-product basis per ounce^{NG}
Gold price[1][2]	-$50/oz	8.5 - 10.5	—	15.5 - 17.0	7.0 - 8.5	10 - 12
	+$50/oz	8.5 - 10.5	—	15.5 - 17.0	7.0 - 8.5	10 - 12
Copper price[1][2]	-10%	0.3 - 0.5	—	8.5 - 11.0	8.0 - 11.0	20 - 30
	+10%	0.3 - 1.0	—	18.0 - 21.0	17.5 - 20.5	45 - 55
Diesel fuel[1]	10%	1.0 - 1.5	0.5 - 1.0	—	1.5 - 2.5	4 - 6
Canadian dollar[1][3]	10 cents	18.5 - 20.0	0.1 - 0.2	—	18.5 - 20.0	45 - 55
Turkish lira[3]	1 lira	0.2 - 0.5	0.1 - 0.2	—	0.3 - 0.7	1 - 2

[1] Includes the effect of the Company's copper, diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2023 of approximately 20%, 51% and 78%, respectively.

[2] Excludes the impact of gold hedges, the effect of change in gold price on the royalty at the Öksüt Mine in 2023 and the effect of 26,889 ounces of gold with an average mark-to-market price of $2,074 per ounce and 11.9 million pounds of copper with an average mark-to-market price of $3.89 per pound outstanding under contracts awaiting final settlement in future months as of December 31, 2023.

[3] Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings, depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Risks That Can Affect Centerra's Business

Overview

The Company's business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company's most recent Annual Information Form (the "AIF"), which is available on the Company's website www.centerragold.com at SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management ("ERM") program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company's objectives. Each operating site and project is responsible for identifying, assessing, mitigating, and

monitoring risk. Efforts are coordinated by appointed "Risk Champions" who facilitate the process and provide regular reporting to the Company's corporate risk function.

The ability to deliver on the Company's vision, strategic objectives and operating guidance depends on its ability to understand and appropriately respond to the uncertainties or "risks" the Company faces and may prevent it from achieving its objectives. In order to achieve this, the Company:

- Maintains a framework that permits it to manage risk effectively and in a manner that creates the greatest value through making risk informed decision making;
- Integrates a process for managing risk into all of its important decision-making processes so that the Company reduces the effect of uncertainty on achieving its objectives;
- Actively monitors key controls the Company relies on to achieve its objectives so that they remain in place and are effective at all times; and,
- Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at the Company considers the full life of mine cycle from exploration through to closure. All aspects of the operations and the Company's stakeholders are considered when identifying risks. As such, the Company's risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.

Board and Committee Oversight

The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company's principal strategic, financial, and operational risks. Each of the Board's standing committees is responsible for overseeing risks related to their areas of responsibility and for reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

Management has the responsibility for the development and implementation of policies, processes and systems for the identification, assessment, and management of the strategic, financial, and operational risks on a company wide basis. The Company's executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal Risks

The following section describes the risks that are most material to the Company's business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company's risks, see the most recent Form 40-F/AIF on file with the U.S. Securities and Exchange Commission ("SEC") and Canadian provincial securities regulatory authorities and see the "*Caution Regarding Forward-Looking Information*" in this MD&A.

<u>Strategic, Legal and Planning Risks</u>

Strategic, legal and planning risks include political risks associated with the Company's operations in Türkiye, United States and Canada, including potential uncertainty created by the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including those with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of the Company or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks of community activism resulting in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; risk of activist stakeholders advocating for changes to corporate governance practices; status of the Company's relationships with local communities; Indigenous claims and consultation issues relating to the Company's properties; the risks related to outstanding litigation affecting the Company; the impact

of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new, amended, or other permits; potential defects of title in the Company's properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra's future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; that production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company's common share trading price that are beyond the Company's control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company's business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company's mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company's production and cost estimates; persistent inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company's ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company's credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company's ability to obtain future financing; the Company's ability to make payments, including any payments of principal and interest on the Company's debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company's control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including that related to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company's operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; interruption of energy supply; the Company's ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; allegations related to violation of human rights; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra's workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; competition for mineral acquisition opportunities; the success of the Company's future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company's ability to manage its projects effectively and to mitigate the potential lack of availability of

contractors, budget and timing overruns and project resources; the Company's ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; long lead-times required for equipment and supplies, given the current construction status of TC Mine, and given the remote location of some of the Company's operating properties, changes to, or delays in the Company's supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, pandemics, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures and partnerships; the adequacy of the Company's insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties.

Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price					
	Three months ended December 31,			**Years ended December 31,**		
	2023	**2022**	**% Change**	**2023**	**2022**	**% Change**
Gold (per oz)	**1,978**	1,728	14 %	**1,943**	1,800	8 %
Copper (per lb)	**3.73**	3.63	3 %	**3.86**	3.99	(3)%
Molybdenum (per lb)	**18.64**	21.39	(13)%	**24.19**	18.73	29 %

In the fourth quarter of 2023 and for the year ended December 31, 2023, the average gold price increased when compared to the comparable periods of 2022. The gold price fluctuated significantly in 2023 with a lowest price of $1,811 per ounce in the first quarter and a highest price in the fourth quarter of $2,077 per ounce. The gold price was impacted by a variety of factors including monetary policy from the Federal Reserve, central bank demand and elevated geopolitical tensions.

In the fourth quarter of 2023, the average copper price increased when compared to the fourth quarter of 2022, whereas the average copper price for the year ended December 31, 2023 decreased when compared to year ended December 31, 2022. The copper price fluctuated in 2023 with a lowest price of $3.55 per pound and a highest price of $4.27 per pound, ultimately trading in a tighter range of $3.55 to $3.94 per pound in the fourth quarter of 2023. The increase in the fourth quarter is attributable to anticipated supply disruptions stemming from labor strikes and geopolitical tensions, as well as continued increases in demand as a result of the green energy transition.

In the fourth quarter of 2023, the average molybdenum price decreased when compared to the fourth quarter of 2022, whereas the average molybdenum price for the year ended December 31, 2023 increased when compared to year ended December 31, 2022. The price decrease in the fourth quarter of 2023, can be attributed to reduced demand for steel related commodities, but the price increased subsequent to year-end (average price for January 2024 was $19.82 per pound). Sentiment for molybdenum remains bullish overall, with the future price to be influenced by the growing demand in the energy sector, increasing steel production, as well as declining supply.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

- all revenues are earned in US dollars;
- a significant portion, approximately 70%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;
- a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

Approximately 50% (2022 - 61%) of the Company's combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2023.

The performance of these currencies during the periods ended December 31, 2023 and 2022 is as follows:

| | Average market exchange rate | | | | | |
| | Three months ended December 31, | | | Years ended December 31, | | |
	2023	2022	% Change	2023	2022	% Change
USD-CAD	**1.36**	1.36	— %	**1.35**	1.30	4 %
USD-Turkish Lira	**28.54**	18.61	53 %	**23.80**	16.57	44 %



Key Currencies vs. the US Dollar
(source: Bloomberg)

The Canadian dollar was consistent against the US dollar in the fourth quarter of 2023 when compared of the fourth quarter of 2022, averaging 1.36 in both periods, while it weakened by 4% when comparing the average for the year ended December 31, 2023 to the year ended December 31, 2022. The USD/CAD currency pairing, ended the year at $1.32 compared to $1.36 as at December 31, 2022. In December 2023, the US dollar weakened against most currencies, inclusive of the Canadian dollar, as US Federal Reserve members signaled a pivot in monetary policy affecting market expectations of the quantity of future rate cuts for 2024.

The Turkish lira weakened relative to the US dollar in the fourth quarter and year ended December 31, 2023, ending the year at 29.5. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Türkiye.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see "Financial Instruments". The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra's continuing operations represent approximately 5% of production costs. The prices for Mount Milligan Mine's diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see "Financial Instruments" section of this MD&A.

Liquidity and Capital Resources

The Company's total liquidity position as December 31, 2023 was $1,011.0 million, representing a cash balance of $612.9 million and $398.1 million available under a corporate credit facility. Credit facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at December 31, 2023.

Fourth Quarter 2023 compared to Fourth Quarter 2022

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by (used in) operating activities.

Cash used in investing activities of $9.2 million was recognized in the fourth quarter of 2023 compared to $15.5 million in the fourth quarter of 2022. The decrease is primarily related to the collection of $25.0 million receivable from the Orion Resources Partners (USA) LP ("Orion") related to the sale of Greenstone Partnership, partially offset by higher PP&E additions at the Mount Milligan Mine and the Öksüt Mine.

Cash used in financing activities in the fourth quarter of 2023 was $15.4 million compared to $23.5 million in the fourth quarter of 2022. The change relates to fewer Centerra common shares repurchased and cancelled. Consideration paid for share repurchase and cancellation under the Company's NCIB program in the fourth quarter of 2023 was $2.1 million compared to $11.2 million in the fourth quarter of 2022.

Year ended December 31, 2023 compared to 2022

See the *Overview of Consolidated Results* section in this MD&A for the discussion of cash provided by (used in) operating activities.

Cash used in investing activities of $90.3 million was recognized in 2023 compared to $255.6 million in 2022. The decrease is primarily related to the collection of $25.0 million receivable from the Orion and lower PP&E additions at the Mount Milligan Mine in 2023 as well as the acquisition of the Goldfield Project of $176.7 million in 2022. The

decrease is partially offset by higher PP&E additions at the Öksüt Mine and the milestone payment of $31.5 million made to Waterton Nevada Splitter, LLC ("Waterton") in 2023 in connection with the acquisition of the Goldfield Project.

Cash used in financing activities of $74.3 million was recognized in 2023 compared to $157.7 million in 2022. The decrease was primarily due to fewer Centerra common shares repurchased and cancelled. During 2022, the Company paid $93.3 million for the repurchase and cancellation of Kyrgyzaltyn's 77,401,766 Centerra common shares. Offsetting this decline was an increase in the Company's utilization of the NCIB whereas $20.4 million was paid for the repurchase and cancellation of 3,475,800 Centerra common shares in 2023 compared to $11.2 million paid for the repurchase and cancellation of 2,183,900 Centerra common shares in 2022.

Financial Performance

Fourth Quarter 2023 compared to Fourth Quarter 2022

Revenue of $340.0 million was recognized in the fourth quarter of 2023 compared to $208.3 million in the fourth quarter of 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine, higher average realized gold prices and higher copper pounds sold, partially offset by lower gold ounces and lower average realized copper prices at the Mount Milligan Mine.

Gold production was 129,259 ounces in the fourth quarter of 2023 compared to 53,222 ounces in the fourth quarter of 2022. Gold production in the fourth quarter of 2023 included 40,503 ounces of gold from the Mount Milligan Mine compared to 53,222 ounces in the fourth quarter of 2022. The lower gold production at the Mount Milligan Mine was primarily due to lower gold head grade from mine sequencing and lower recoveries driven by elevated pyrite bearing gold material processed at the mill. There were 88,756 ounces of gold produced at the Öksüt Mine in the fourth quarter of 2023 compared to no ounces produced in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant in the comparable period.

Copper production at the Mount Milligan Mine was 19.7 million pounds in the fourth quarter of 2023 compared to 16.9 million pounds in the fourth quarter of 2022. The increase in copper production is attributed to higher copper head grade and higher mill throughput, partially offset by lower copper recoveries which were affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7.

The Langeloth Facility roasted 2.2 million pounds and sold 2.2 million pounds of molybdenum in the fourth quarter of 2023 compared to 4.6 million pounds and 4.0 million pounds in the fourth quarter of 2022, respectively. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan in 2022 to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in the fourth quarter of 2022.

Cost of sales of $201.9 million was recognized in the fourth quarter of 2023 compared to $175.3 million in the fourth quarter of 2022. The increase was primarily attributable to higher production costs and DD&A at the Öksüt Mine. With no gold sales in the fourth quarter of 2022, there was no cost of sales recognized at the Öksüt Mine for that period. The increase was partially offset by a lower production costs at the Molybdenum BU due to a reduction in pounds of molybdenum roasted and sold as well as lower average molybdenum prices to purchase third-party molybdenum concentrate to be processed. In addition, there were lower production costs at the Mount Milligan Mine primarily due to the timing of inventory sales.

Gold production costs were $595 per ounce in the fourth quarter of 2023 compared to $790 per ounce in the fourth quarter of 2022. The decrease was primarily due to higher gold ounces sold at the Öksüt Mine as operations resumed. The decrease is partially offset by lower gold ounces sold and lower production costs from the timing of inventory sales at the Mount Milligan Mine.

DDA was $40.6 million in the fourth quarter of 2023 compared to $17.2 million in the fourth quarter of 2022. The increase in DDA was primarily attributable to the restart of operations at the Öksüt Mine. With no gold sales in the fourth quarter of 2022 at the Öksüt Mine, there was no DDA recognized in the cost of sales for that period.

All-in sustaining costs on a by-product basis[NG] were $831 per ounce in the fourth quarter of 2023 compared to $987 per ounce in the fourth quarter of 2022. The decrease in all-in sustaining costs on a by-product basis[NG] was primarily due to lower gold production costs per ounce, partially offset by higher sustaining capital expenditures[NG] at the Mount Milligan Mine and the Öksüt Mine.

All-in costs on a by-product basis[NG] were $973 per ounce in the fourth quarter of 2023 compared to $1,572 per ounce in the fourth quarter of 2022. The decrease was primarily due to lower all-in sustaining costs on a by-product basis[NG] as noted above and lower expensed exploration and evaluation costs.

Expensed exploration and evaluation expenditures of $16.4 million were recognized in the fourth quarter of 2023 compared to $23.5 million in the fourth quarter of 2022. The decrease was primarily due to less drilling activities and technical studies undertaken as part of project evaluation activities at the Goldfield Project during the fourth quarter of 2023 compared to 2022, partially offset by $5.4 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $16.4 million recognized in 2023 comprised:
- $3.0 million of project evaluation costs at the Goldfield Project ($8.0 million in 2022);
- $2.2 million of drilling and related costs at the Goldfield Project ($6.2 million in 2022);
- $2.3 million of drilling and related costs at the Mount Milligan Mine ($2.1 million in 2022);
- $0.8 million of drilling and related costs at the Öksüt Mine ($1.4 million in 2022);
- $5.4 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
- $2.5 million of drilling and related costs across the Company's other exploration projects ($5.9 million in 2022).

A non-cash impairment loss of $30.0 million was recognized in the fourth quarter of 2023 related to the Kemess Project and $4.1 million was recognized related to the Berg Property which was re-classified as an asset held for sale. A non-cash impairment loss of $138.2 million (net of tax) was recognized in the fourth quarter of 2022 related to the Kemess Project.

Reclamation expense was $50.1 million in the fourth quarter of 2023 compared to reclamation recovery of $3.5 million in the fourth quarter of 2022. The reclamation expense of $50.1 million at sites on care and maintenance was primarily attributable to a decrease in the risk-free interest rates applied to discount the estimated future reclamation cash flows at the Endako Mine, Thompson Creek Mine and Kemess Project and an increase in estimated future reclamation cash outflows at the Kemess Project.

Other non-operating expenses of $1.1 million were recognized in the fourth quarter of 2023 compared to other non-operating income of $9.2 million in the fourth quarter of 2022. The increase in other non-operating expenses is primarily attributable to a higher foreign exchange loss attributable to movement in foreign currency exchange rates, and a loss on non-hedge derivatives. This increase is partially offset by higher interest income earned on the Company's cash balance from higher interest rates in the fourth quarter of 2023 compared to the fourth quarter of 2022.

The Company recognized income tax expense of $38.9 million in the fourth quarter of 2023, comprising current income tax expense of $39.2 million and deferred income tax recovery of $0.3 million, compared to income tax recovery of $25.1 million in the fourth quarter of 2022, comprising current income tax expense of $0.6 million and deferred income tax recovery of $25.7 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine's resumption of operations in the second quarter of 2023, a withholding tax expense on the expected repatriation of the Öksüt Mine's earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.

Year ended December 31, 2023 compared to 2022

Revenue of $1,094.9 million was recognized in 2023 compared to $850.2 million in 2022. The increase in revenue was primarily due to an increase in the ounces of gold sold at the Öksüt Mine and higher average realized gold, copper and molybdenum prices, partially offset by lower molybdenum pounds sold and lower gold ounces copper pounds sold at the Mount Milligan Mine driven by mine sequencing with lower gold and copper grades and recoveries of material processed.

Gold production was 350,317 ounces in 2023 compared to 243,867 ounces in 2022. Gold production in 2023 included 154,391 ounces of gold from the Mount Milligan Mine, compared to 189,177 ounces in 2022, with the lower production primarily due to lower gold head grade and lower recoveries. Gold production was negatively impacted by mine sequencing and lower gold grades than planned when mining in an ore-waste transition zone in phase 9 and elevated pyrite to chalcopyrite ratio of the blended material processed at the mill that negatively affected gold recoveries in 2023. The Öksüt Mine produced 195,926 ounces of gold in 2023 compared to 54,691 ounces of gold in 2022 primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to the suspension of gold operations in 2022 and operations restart in 2023, the Öksüt Mine operated for seven months in 2023 as compared to three months in 2022. In addition, in 2023, the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.

Copper production at the Mount Milligan Mine was 61.9 million pounds in 2023 compared to 73.9 million pounds in 2022. The decrease in copper production is attributed to a combination of lower copper head grade and lower recovery affected by the elevated pyrite to chalcopyrite ratio of the blended material processed at the mill.

The Langeloth Facility roasted 11.4 million pounds and sold 11.2 million pounds of molybdenum in 2023 compared to 13.5 million pounds and 13.4 million pounds, respectively, in 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan to reduce molybdenum inventory volumes held at the Langeloth Facility and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in 2022.

Cost of sales of $830.9 million was recognized in 2023 compared to $671.7 million in 2022. The increase was primarily due to higher production costs at the Mount Milligan Mine and higher production costs and higher DDA at the Öksüt Mine. In addition, production costs were higher at the Molybdenum BU primarily due to the purchase of molybdenum concentrate at higher molybdenum prices.

Gold production costs were $733 per ounce in 2023 compared to $681 per ounce in 2022. The increase in gold production costs per ounce was primarily due to a decrease in gold ounces sold as well as higher mining and processing costs, partially offset by lower royalties and transportation costs at the Mount Milligan Mine. In addition, there were higher production costs at the Öksüt Mine following operations restart in early June 2023.

All-in sustaining costs on a by-product basis[NG] were $1,013 per ounce in 2023 compared to $860 per ounce in 2022. The increase was primarily due to higher gold production costs per ounce, lower by-product credits from a decrease in pounds of copper sold at the Mount Milligan Mine and higher sustaining capital expenditures[NG] at the Öksüt Mine. Partially offsetting the increases were lower sustaining capital expenditures[NG] at the Mount Milligan Mine, higher ounces of gold sold at the Öksüt Mine, and lower corporate general and administrative costs.

All-in costs on a by-product basis[NG] were $1,285 per ounce in 2023 compared to $1,201 per ounce in 2022. The increase was due to higher all-in sustaining costs on a by-product basis[NG] as noted above, standby costs expensed in the period due to limited operating activities in the first five months of 2023 at the Öksüt Mine and higher exploration and project evaluation costs.

Expensed exploration and evaluation costs were $74.8 million in 2023, compared to $66.5 million in 2022. The increase was primarily due to drilling activities at the Goldfield Project as well as $13.0 million of project evaluation costs at the Thompson Creek Mine. The total expenditures of $74.8 million recognized in 2023 comprised:
- $11.7 million of project evaluation costs at the Goldfield Project ($18.9 million in 2022);
- $23.2 million of drilling and related costs at the Goldfield Project ($10.6 million in 2022);
- $6.5 million of drilling and related costs at the Mount Milligan Mine ($12.2 million in 2022);
- $2.1 million of drilling and related costs at the Öksüt Mine ($3.9 million in 2022);
- $13.0 million of project evaluation costs at the Thompson Creek Mine (nil in 2022); and
- $18.3 million of drilling and related costs across the Company's other exploration projects ($20.9 million in 2022).

Reclamation expense was $34.4 million in 2023 compared to the reclamation recovery of $94.0 million in 2022. The increase in reclamation expense was primarily due to an increase in an estimate of future reclamation cash outflows for the Kemess Project and the Endako Mine in 2023.

Other operating expenses were $29.6 million in 2023 compared to $16.7 million in 2022. The increase in other operating expenses was primarily due to the standby costs of $15.4 million expensed in the first half of 2023 prior to the restart of operations at the Öksüt Mine, as outlined above.

Other non-operating income of $11.1 million was recognized in 2023 compared to $1.9 million in 2022. The increase in other non-operating income was primarily due to the decrease in litigation and related costs incurred in 2022 in connection with the seizure of the Kumtor Mine as well as higher interest income earned on the Company's cash balance from higher interest rates in 2023 as compared to 2022. The increase in other non-operating income in 2023 was partially offset by a foreign exchange loss attributable to movement in foreign currency exchange rates in 2023 and a gain on derecognition of the employee health plan benefit provision at the Langeloth Facility in 2022 which was not occur in 2023.

The Company recognized income tax expense of $94.9 million in 2023, comprising current income tax expense of $85.7 million and deferred income tax expense of 9.2 million, compared to income tax expense of $32.8 million in 2022, comprising current income tax expense of $37.1 million and deferred income tax recovery of $4.3 million. The increase in income tax expense was mainly due to an increase in current income tax expense resulting from the Öksüt Mine's resumption of operations in the second quarter of 2023 and a withholding tax expense on the expected repatriation of Öksüt Mine's earnings, partially offset by an inflationary adjustment recorded to the tax basis of property, plant and equipment at the Öksüt Mine, and a lower drawdown of the deferred tax assets at the Mount Milligan Mine.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2023 are summarized as follows:

Instrument	Unit	Type	Average Strike Price 2024	2025	2026	Settlements (% of exposure hedged)[1] 2024	2025	2026	As at December 31, 2023 Total position[2]	Fair value ($'000's)
FX Hedges										
USD/CAD zero-cost collars	CAD	Fixed	$1.30/ $1.36	$1.32/ $1.38	N/A	$237.0M (37%)	$126.0M	N/A	$363.0M	6,345
USD/CAD forward contracts	CAD	Fixed	1.34	1.35	1.37	$265.0M (41%)	$96.0M	$60.0M	$421.0M	2,244
Total						$502.0M (78%)	$222.0M	$60.0 M	$784.0M	8,589
Fuel Hedges										
ULSD zero-cost collars	Barrels	Fixed	$99/$111	$99/$113	N/A	36,000 (22%)	9,000	N/A	45,000	204
ULSD swap contracts	Barrels	Fixed	$104	$107	$99	87,900 (53%)	32,400	16,800	137,100	(568)
Total						123,900 (75%)	41,400	16,800	182,100	(364)
Copper Hedges[2]:										
Copper zero-cost collars	Pounds	Fixed	$4.00/ $5.06	N/A	N/A	9.9M (19%)	N/A	N/A	9.9 M	2,379
Gold Hedges:										
Gold put options	Ounces	Fixed	$1,975	N/A	N/A	50,000 (15%)	N/A	N/A	50,000	495
Gold/Copper Hedges (Royal Gold deliverables)[3]:										
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	24,366	N/A	N/A	24,366	986
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	5.0M	N/A	N/A	5.0M	220

[1]	Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed, copper pounds sold and Oksut gold ounces sold as outlined in the "Outlook" section and is subject to change.
[2]	The copper hedge ratio is based on the forecasted copper pounds sold, net of the Mount Milligan Streaming Agreement.
[3]	Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of loss was as follows:

($ millions)	Three months ended December 31, 2023	2022	Years ended December 31, 2023	2022
Foreign exchange hedges	**(5,657)**	(3,336)	**(12,189)**	779
Fuel hedges	**341**	2,138	**1,993**	8,778
Copper hedges	**1,207**	969	**2,924**	3,470
Gold hedges[1]	**1,042**	—	**1,988**	—

[1]	Excludes the premium amounts paid during three months and year ended December 31, 2023.

The Company commenced a hedging program in the second quarter of 2023, consisting of gold put options that are settled based on the weekly average London Bullion Market Association ("LBMA") gold prices. The hedge positions correspond to periods when higher than usual gold ounces sold at the Öksüt Mine are expected to be realized. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted

market prices. See more details on the Company's policy and accounting treatment in in note 24 of the consolidated financial statements for the year ended December 31, 2023.

As at December 31, 2023, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	December 31, 2023	December 31, 2022
Total Assets	**2,280.8**	**2,335.9**
Total Liabilities	**606.6**	**525.6**
Current Liabilities	297.5	274.8
Non-current Liabilities	309.1	250.8
Total Equity	**1,674.2**	**1,810.3**

Cash as at December 31, 2023 was $612.9 million compared to $531.9 million as at December 31, 2022. The increase was primarily due to free cash flow[NG] of $160.2 million and the collection of Orion receivable of $25.0 million, partially offset by the repurchase and cancellation of approximately 3,475,800 Centerra common shares under the Company's NCIB program amounting to $20.4 million, final milestone payment of $31.5 million to Waterton related to the acquisition of the Goldfield Project and dividends paid of $44.9 million during the year ended December 31, 2023.

Amounts receivable as at December 31, 2023 were $70.8 million compared to $92.2 million at December 31, 2022. The decrease was primarily due to collection of receipts related to molybdenum pounds sold. In addition, the decrease was due to a lower mark-to-market adjustment on the provisionally priced gold and copper sold at the Mount Milligan Mine.

Total inventories as at December 31, 2023 were $257.3 million compared to $316.8 million at December 31, 2022. The decrease was primarily due to a decrease in the gold-in-carbon inventory at the ADR plant at the Öksüt Mine which was fully processed in the course of 2023 after the restart of operations in early June. In addition, there was a decrease in the molybdenum inventory at the Molybdenum Business Unit from a decline in molybdenum prices between the periods, partially offset by slightly higher molybdenum pounds in inventory.

Other current assets as at December 31, 2023 were $25.0 million compared to $49.8 million at December 31, 2022. The decrease was primarily due to the collection of $25.0 million receivable from Orion related to Greenstone project in 2023.

The carrying value of PP&E as at December 31, 2023 was $1.24 billion compared to $1.27 billion at December 31, 2022. The decrease in PP&E was primarily due to the depreciation and depletion of PP&E of $114.8 million in the normal course of operations during the period and non-cash impairment loss of $30.0 million at the Kemess Project, partially offset by the additions of $121.7 million related to ongoing capital projects at the existing mines and projects.

Income tax payable as at December 31, 2023 was $41.0 million compared to $1.9 million as at December 31, 2022. The increase was primarily related to current income tax attributable to the Öksüt Mine, partially offset by payments made in the period which were mostly related to the Öksüt Mine

Other current liabilities as at December 31, 2023 were $54.8 million compared to $73.5 million at December 31, 2022. The decrease was primarily due to the milestone payment of $31.5 million related to the acquisition of the Goldfield Project made in September 2023. In addition, there was a decrease in the fair value of derivative liabilities of $11.2 million, partially offset by a $17.1 million increase in the current portion of the provision for reclamation for the Endako Mine and Kemess Project and an $8.1 million share repurchase liability associated with the Company's automatic share purchase plan ("ASPP") under its NCIB.

The long-term portion of the provision for reclamation as at December 31, 2023 was $272.6 million compared to $227.9 million at December 31, 2022. The increase was primarily due to an increase in the underlying future reclamation cash flows at all of the sites due to a variety of factors, including timing of reclamation activities and updates to the reclamation closure plans.

Share capital as at December 31, 2023 was $861.5 million compared to $886.5 million as at December 31, 2022. The decrease was due to the repurchase and cancellation of shares under NCIB in 2023 and a balance of $8.1 million share repurchase liability associated with the Company's ASPP under its NCIB.

Contractual Obligations

The following table summarizes Centerra's contractual obligations as of December 31, 2023:

($ millions)		2024	2025	2026	2027	Thereafter	Total
Contractual commitments[1]	$	345.6 $	22.8 $	0.3 $	— $	— $	368.7
Reclamation provisions[2]		28.1	0.9	0.9	0.9	426.2	456.9
Lease obligations		7.0	6.4	4.3	4.0	5.9	27.6
Total	**$**	**380.7 $**	**30.1 $**	**5.5 $**	**4.9 $**	**432.1 $**	**853.2**

[1] Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.

[2] Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company's consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2024 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2024 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2024:

2024 Mandatory Commitments ($ millions):		
Contractual obligations[1]	$	380.7
Accounts payable and accrued liabilities (as at December 31, 2023)		201.7
Income taxes payable (as at December 31, 2023)		41.0
Total 2023 mandatory expenditure commitments	**$**	**623.4**
2024 Discretionary Commitments[2]:		
Expected capital expenditures[NG]	$	124.0
Expected exploration and evaluation costs[3]		69.5
Total 2024 discretionary expenditure commitments	**$**	**193.5**
Total 2024 mandatory and discretionary expenditure commitments	**$**	**816.9**

[1] From the Contractual Obligations table.

[2] From the Outlook table, mid-point of the range.

[3] Excludes exploration costs expected to be capitalized which are included in the expected capital expenditures[NG].

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 14, 2024, the Company announced the Additional Royal Gold Agreement, relating to the Mount Milligan Mine. See "Recent Events and Developments" section in this MD&A.

Mount Milligan Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2023	2022	% Change	**2023**	2022	% Change
Financial Highlights:						
Gold revenue	**50.7**	66.8	(24)%	**218.2**	248.6	(12)%
Copper revenue	**49.7**	52.7	(6)%	**181.0**	216.5	(16)%
Other by-product revenue	**2.1**	1.7	24 %	**8.1**	7.4	9 %
Total revenue	**102.5**	121.2	(15)%	**407.3**	472.5	(14)%
Production costs	**62.1**	69.8	(11)%	**303.4**	269.0	13 %
Depreciation, depletion, and amortization ("DDA")	**17.9**	15.8	13 %	**76.5**	79.2	(3)%
Earnings from mine operations	**22.5**	35.6	(37)%	**27.4**	124.3	(78)%
Earnings from operations[1]	**17.5**	29.7	(41)%	**11.1**	100.1	(89)%
Cash provided by mine operations	**29.1**	26.5	10 %	**113.9**	161.6	(30)%
Free cash flow from mine operations[2]	**14.1**	15.6	(10)%	**72.7**	100.4	(28)%
Additions to property, plant and equipment	**36.6**	14.6	151 %	**62.0**	49.2	26 %
Capital expenditures - total[2]	**16.4**	10.0	64 %	**44.0**	54.7	(20)%
Sustaining capital expenditures[2]	**16.4**	9.9	66 %	**44.0**	53.1	(17)%
Non-sustaining capital expenditures[2]	—	0.1	(100)%	—	1.6	(100)%
Operating Highlights:						
Tonnes mined (000s)	**12,397**	10,185	22 %	**50,015**	44,362	13 %
Tonnes ore mined (000s)	**6,256**	4,578	37 %	**21,278**	19,420	10 %
Tonnes processed (000s)	**5,775**	5,504	5 %	**21,680**	21,348	2 %
Process plant head grade gold (g/t)	**0.35**	0.47	(26)%	**0.36**	0.42	(14)%
Process plant head grade copper (%)	**0.21%**	0.19%	11 %	**0.18%**	0.20%	(10)%
Gold recovery (%)	**64.9%**	65.5%	(1)%	**64.0%**	66.9%	(4)%
Copper recovery (%)	**78.7%**	79.5%	(1)%	**77.6%**	81.9%	(5)%
Concentrate produced (dmt)	**44,805**	40,222	11 %	**142,285**	163,918	(13)%
Gold produced (oz) [3]	**40,503**	53,222	(24)%	**154,391**	189,177	(18)%
Gold sold (oz)[3]	**33,127**	49,444	(33)%	**152,460**	187,490	(19)%
Average realized gold price - combined ($/oz)[3][4]	**1,529**	1,352	13 %	**1,431**	1,326	8 %
Copper produced (000s lbs)[3]	**19,695**	16,909	16 %	**61,862**	73,864	(16)%
Copper sold (000s lbs)[3]	**16,562**	15,374	8 %	**60,109**	73,392	(18)%
Average realized copper price - combined ($/lb)[3][4]	**3.00**	3.43	(13)%	**3.01**	2.95	2 %
Unit Costs:						
Gold production costs ($/oz)	**946**	790	20 %	**1,088**	767	42 %
All-in sustaining costs on a by-product basis ($/oz)[2][5]	**946**	629	50 %	**1,156**	630	83 %
All-in costs on a by-product basis ($/oz)[2][5]	**1,016**	672	51 %	**1,199**	704	70 %
Gold - All-in sustaining costs on a co-product basis ($/oz)[2][5]	**1,237**	950	30 %	**1,283**	956	34 %
Copper production costs ($/lb)	**1.86**	2.00	(7)%	**2.29**	1.70	35 %
Copper - All-in sustaining costs on a co-product basis ($/lb)[2][5]	**2.42**	2.40	1 %	**2.69**	2.12	27 %
Mining costs per tonne mined ($/tonne)[2]	**2.16**	2.73	(21)%	**2.25**	2.18	3 %
Milling costs per tonne processed ($/tonne)[2]	**4.96**	4.89	1 %	**5.96**	5.39	11 %
Site G&A costs per tonne processed ($/tonne)[2]	**2.43**	2.77	(12)%	**2.51**	2.58	(3)%
On site costs per tonne processed ($/tonne)[2]	**12.03**	12.71	(5)%	**13.66**	12.5	9 %

[1] Includes exploration and evaluation costs and marketing and selling costs.

[2] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".

[3] Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Mine Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.

[4] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Mine Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.

[5] Includes the impact from the Mount Milligan Mine Streaming Agreement and the impact of copper hedges.

Fourth Quarter 2023 compared to Fourth Quarter 2022

Earnings from mine operations of $22.5 million were recognized in the fourth quarter of 2023 compared to $35.6 million in the fourth quarter of 2022. The decrease in earnings from mine operations was primarily due to lower average realized copper prices and lower gold ounces sold driven by mine sequencing with lower gold grades and recoveries of material processed. This was partially offset by higher copper pounds sold from higher grades and higher tonnes processed, lower operating costs, and higher average realized gold prices.

Mount Milligan Q4 cash provided by mine operations ($ millions)



Cash provided by mine operations of $29.1 million was recognized in the fourth quarter of 2023 compared to $26.5 million in the fourth quarter of 2022. The increase was primarily due to favourable working capital changes, lower production costs and higher average realized gold prices, partially offset by lower gold ounces sold and lower average realized copper prices. The favourable working capital change in the fourth quarter of 2023 compared to the fourth quarter of 2022 was primarily related to the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flow[NG] from mine operations of $14.1 million was recognized in the fourth quarter of 2023 compared to $15.6 million in the fourth quarter of 2022. The decrease is primarily due to higher property, plant and equipment additions compared to the fourth quarter of 2022, partially offset by the increase in cash provided by mine operations.

During the fourth quarter of 2023, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. While phase 9 is the main source of higher copper grades and phase 7 supplies the gold blend, phase 5 is mainly mined to obtain waste to construct the TSF and phase 6 activities are related to top soil stripping. Total tonnes mined were 12.4 million tonnes in the fourth quarter of 2023 compared to 10.2 million tonnes in the fourth quarter of 2022 due to productivity gains from improved cycle times from shorter haul distances and increased utilization rates.

Total process plant throughput for the fourth quarter of 2023 was 5.8 million tonnes, averaging 60,927 tonnes per calendar day compared to 5.5 million tonnes, averaging 59,829 tonnes per calendar day in the fourth quarter of 2022. The increase in throughput in the fourth quarter of 2023 was primarily due to increased SAG mill and secondary crushing circuit runtime compared to the fourth quarter of 2022.

Gold and copper production were impacted by the mining sequence and prioritization of processing high grade copper ore to achieve higher concentrate shipments in the fourth quarter of 2023 compared to prioritization of processing high grade gold ore to increase overall gold production in the fourth quarter of 2022. In addition, recoveries were affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. Gold production was 40,503 ounces in the fourth quarter of 2023 compared to 53,222 ounces in the fourth quarter of 2022. The decrease in gold production is primarily attributed to lower gold head grade and lower recoveries. During the fourth quarter of 2023, the average gold head grade and recovery were 0.35 g/t and 64.9% compared to 0.47 g/t and 65.5% in the fourth quarter of 2022. Total copper production was 19.7 million pounds in the fourth quarter of 2023 compared to 16.9 million pounds in the fourth quarter

of 2022. The increase in copper production is attributed to higher copper head grade and higher mill throughput. During the fourth quarter of 2023, the average copper head grade and recovery were 0.21% and 78.7% compared to 0.19% and 79.5% in the fourth quarter of 2022.

Gold production costs were $946 per ounce in the fourth quarter of 2023 compared to $790 per ounce in the fourth quarter of 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above, partially offset by lower production costs from the timing of inventory sales.

Copper production costs were $1.86 per pound in the fourth quarter of 2023 compared to $2.00 per pound in the fourth quarter of 2022. The decrease was primarily due to overall lower production costs and higher copper pounds sold.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounce[NG] ($/oz)



All-in sustaining costs on a by-product basis[NG] were $946 per ounce in the fourth quarter of 2023 compared to $629 per ounce in the fourth quarter of 2022. The increase was primarily due to lower gold ounces sold, higher sustaining capital expenditures[NG] and lower copper credits as a result of lower average realized copper prices, partially offset by lower production costs as noted above. Higher capital expenditures in the fourth quarter of 2023 compared to the fourth quarter of 2022 were primarily due to higher spending on the mining fleet and projects related to water sourcing and access.

All-in costs on a by-product basis[NG] were $1,016 per ounce in the fourth quarter of 2023 compared to $672 per ounce in the fourth quarter of 2022. The increase was due to higher all-in-sustaining costs on a by-product basis[NG] as noted above.

Year ended December 31, 2023 compared to 2022

Earnings from mine operations of $27.4 million were recognized in 2023 compared to $124.3 million in 2022. The decrease was primarily due to lower gold ounces and copper pounds sold driven by mine sequencing with lower gold and copper grades and recoveries of material processed as well as higher production costs, partially offset by higher average realized gold and copper prices.

Mount Milligan cash provided by mine operations ($ millions) for the years ended December 31, 2023 and 2022



Cash provided by mine operations of $113.9 million was recognized in 2023 compared to $161.6 million in 2022. The decrease was primarily due to a decrease in gold ounces and copper pounds sold and higher production costs. Partially offsetting the overall decrease were higher realized gold and copper prices, lower exploration costs and a favourable change in working capital from the timing of vendor payments and timing of cash collection on concentrate shipments.

Free cash flow[NG] from mine operations of $72.7 million was recognized in 2023 compared to $100.4 million in 2022. The decrease was primarily due to lower cash provided by mine operations as explained above, partially offset by lower sustaining capital expenditures[NG].

During 2023, mining activities were carried out in Phases 4, 5, 6, 7, and 9 of the open pit. Total tonnes mined were 50.0 million tonnes in 2023 compared to 44.4 million tonnes mined in 2022. The increased tonnage was primarily due to productivity gains from improved cycle times from shorter haul distances.

The process plant throughput was 21.7 million tonnes, averaging 58,261 tonnes per calendar day compared to 21.3 million tonnes in 2022, averaging 58,488 tonnes per calendar day. In 2023, the Mount Milligan Mine achieved highest annual mill throughput since the start of operations in August 2013.

Gold and copper production were negatively impacted in 2023 by mine sequencing where lower gold grades than planned were mined in an ore-waste transition zone in phase 9, and lower recoveries affected by the elevated pyrite to chalcopyrite ratio resulting from blending low grade gold and high grade copper ore mined in phase 9 with high grade gold and low grade copper ore mined in phase 7. Gold production was 154,391 ounces in 2023 compared to 189,177 ounces in 2022. The decrease was due to lower gold grades and recoveries. During 2023, the average gold grade was 0.36 g/t and recoveries were 64.0% compared to 0.42 g/t and 66.9% in 2022. Total copper production was 61.9 million pounds in 2023 compared to 73.9 million pounds in 2022. The decrease in copper production is attributed to lower copper head grade and lower recoveries. During 2023, the average copper grade was 0.18% and recoveries were 77.6% compared to 0.20% and 81.9%, respectively, in 2022.

Gold production costs were $1,088 per ounce in 2023 compared to $767 per ounce in 2022. The increase was primarily due to a decrease in gold ounces sold as outlined above as well as higher mining and processing costs, partially offset by lower royalties and transportation costs. Mining costs were impacted by mine sequencing and higher volume of material moved as well as higher spending on equipment spare parts and explosive materials, partially offset by lower diesel fuel costs driven by lower consumption in the period. In addition, due to mine sequencing there were fewer tonnes placed as part of the TSF step-out activities during 2023, resulting in approximately $12.2 million less mining costs being capitalized to the TSF between the periods. Processing costs were higher primarily due to higher maintenance costs spent on maintenance materials and labour from general cost inflation. Lower royalties were primarily due to a decrease in gold ounces and copper pounds sold. Transportation costs were lower primarily due to less concentrate moved.

Copper production costs were $2.29 per pound in 2023 compared to $1.70 per pound in 2022, primarily due to higher production costs as noted above and a decrease in copper pounds sold. The increase is partially offset by a lower allocation of costs to copper production costs due to the relative changes in the market prices of gold and copper.

Mount Milligan all-in sustaining costs on a by-product basis per ounce[NG] ($/oz)

for the years ended December 31, 2023 and 2022



All-in sustaining costs on a by-product basis[NG] were $1,156 per ounce for 2023 compared to $630 per ounce in 2022. The increase was primarily due to lower gold ounces sold, higher production costs as noted above and lower copper credits as a result of lower copper pounds sold, partially offset by lower sustaining capital expenditures[NG]. Lower sustaining capital expenditures[NG] in 2023 compared to the same period of 2022 were due to less spending on the TSF, mill equipment and spares, tailings pumping system and exploration in-pit drilling, partially offset by higher spending on mining fleet and water sourcing and access projects.

All-in costs on a by-product basis[NG] were $1,199 per ounce in 2023 compared to $704 per ounce in 2022. The increase was due to higher all-in-sustaining costs on a by-product basis[NG] as noted above, partially offset by a decrease in non-sustaining capital expenditures[NG] and lower exploration activities.

Öksüt Mine

The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020.

The Öksüt Mine suspended gold doré bar production at the Öksüt Mine in early March 2022 when mercury was detected in the gold room at the ADR plant and subsequently suspended heap leaching operations in August 2022. Following the receipt of an amended EIA at the end of May 2023, crushing, stacking, and ADR activities resumed at the beginning of June 2023. As a result, the results for the three and twelve months ended December 31, 2023 are not directly comparable to the corresponding prior periods.

Öksüt Mine Financial and Operating Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2023	2022	% Change	2023	2022	% Change
Financial Highlights:						
Revenue	**190.0**	—	— %	**380.9**	101.6	275 %
Production costs[1]	**46.1**	—	— %	**89.6**	21.1	325 %
Depreciation, depletion, and amortization ("DDA")	**21.9**	—	— %	**44.1**	12.6	250 %
Earnings from mine operations	**122.0**	—	— %	**247.2**	67.9	264 %
Earnings (loss) from operations[2]	**121.2**	(3.4)	3665 %	**229.7**	61.3	275 %
Cash provided by (used in) mine operations	**144.3**	(11.9)	1313 %	**275.1**	(17.5)	1672 %
Free cash flow (deficit) from mine operations[3]	**127.9**	(16.5)	875 %	**238.2**	(33.5)	811 %
Additions to property, plant and equipment	**27.1**	5.1	432 %	**50.5**	14.2	256 %
Capital expenditures - total[3]	**16.4**	4.6	257 %	**36.9**	16.0	131 %
Sustaining capital expenditures[3]	**16.4**	4.6	257 %	**36.9**	16.0	131 %
Operating Highlights:						
Tonnes mined (000s)	**3,499**	995	252 %	**9,873**	9,159	8 %
Tonnes ore mined (000s)	**190**	715	(73)%	**486**	6,455	(92)%
Ore mined - grade (g/t)	**0.97**	1.62	(40)%	**0.95**	1.85	(49)%
Ore crushed (000s)	**1,180**	749	58 %	**2,497**	3,678	(32)%
Tonnes of ore stacked (000s)	**1,202**	752	60 %	**2,519**	3,776	(33)%
Heap leach grade (g/t)	**1.95**	1.90	3 %	**1.91**	1.83	4 %
Heap leach contained ounces stacked	**75,418**	45,820	65 %	**154,878**	222,625	(30)%
Gold produced (oz)	**88,756**	—	— %	**195,926**	54,691	258 %
Gold sold (oz)	**97,154**	—	— %	**195,939**	54,704	258 %
Average realized gold price ($/oz)[4]	**1,955**	—	— %	**1,942**	1,857	5 %
Unit Costs:						
Gold production costs ($/oz)	**474**	—	n/a	**457**	386	18 %
All-in sustaining costs on a by-product basis ($/oz)[3]	**671**	—	n/a	**675**	791	(15)%
All-in costs on a by-product basis ($/oz)[3]	**679**	—	n/a	**758**	891	(15)%
Mining costs per tonne mined ($/tonne)[3]	**3.65**	3.34	9 %	**2.69**	2.09	29 %
Processing costs per tonne processed ($/tonne)[3]	**5.23**	4.72	11 %	**4.98**	4.05	23 %
Site G&A costs per tonne processed ($/tonne)[3]	**6.22**	7.7	(19)%	**9.36**	5.13	82 %
On site costs per tonne processed ($/tonne)[3]	**22.06**	16.84	31 %	**24.88**	14.25	75 %

[1] Includes government royalties of $16.6 million (2022 - nil) and $33.2 million (2022 - $8.3 million) during three and twelve months ended December 31, 2023, respectively.
[2] Includes exploration and evaluation costs and standby costs.
[3] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[4] This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Fourth Quarter 2023 compared to Fourth Quarter 2022

Earnings from mine operations were $122.0 million in the fourth quarter of 2023. No earnings from mine operations were reported in the fourth quarter of 2022 as no ounces of gold were sold due to the suspension of gold room operations at the ADR plant.

Cash provided by mine operations was $144.3 million in the fourth quarter of 2023, compared to cash used in mine operations of $11.9 million in the fourth quarter of 2022. The increase was primarily due to no ounces of gold sold in the fourth quarter of 2022 compared to strong production in the fourth quarter of 2023. In addition, there was a favorable working capital change due to timing of vendor payments. The increase was partially offset by higher tax payments.

Free cash flow from mine operations[NG] was $127.9 million in the fourth quarter of 2023, compared to the free cash flow deficit from mine operations[NG] of $16.5 million in the fourth quarter of 2022. The increase was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expenditures[NG] mainly from higher capitalized stripping costs.

Mining activities in the fourth quarter of 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 3.5 million tonnes in the fourth quarter of 2023 compared to 1.0 million tonnes in the fourth quarter of 2022 primarily due to extended working space in the pits as a result of an additional pasture land permit received in early 2023. Mining activities in the fourth quarter of 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

The Öksüt Mine stacked 1.2 million tonnes at an average grade of 1.95 g/t, containing 75,418 ounces of gold in the fourth quarter of 2023, compared to 0.8 million tonnes stacked at an average grade of 1.90 g/t, containing 45,820 ounces of gold in the fourth quarter of 2022. The increase in tonnes stacked was primarily due the extended suspension of stacking and leaching operations in 2022. As at December 31, 2023, the Öksüt Mine continued to have high levels of recoverable ounces of gold in ore stockpiles and on the heap leach pad which are expected to be processed in the upcoming months.

Gold production in the fourth quarter of 2023 was 88,756 ounces while no gold production was reported in the fourth quarter of 2022 due to the suspension of gold room operations at the ADR plant. Gold production costs per ounce were $474 in the fourth quarter of 2023. No gold production costs per ounce were reported in the fourth quarter of 2022.

All-in sustaining costs on a by-product basis[NG] and all-in costs on a by-product basis[NG] in the fourth quarter of 2023 were $671 and $679 per ounce, respectively. All-in sustaining costs on a by-product basis[NG] and all-in costs on a by-product basis[NG] per ounce were not reported in the fourth quarter of 2022 as no ounces of gold were sold.

Year ended December 31, 2023 compared to 2022

Earnings from mine operations were $247.2 million in 2023 compared with $67.9 million in 2022. The increase was primarily due to higher ounces of gold produced and sold as a result of a longer operating period in 2023 as compared to 2022, higher monthly production levels due to the processing of built-up gold-in-carbon and heap leach inventories, and higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs and higher DDA mainly from processing a high volume of gold-in-carbon-inventory the cost of which was previously capitalized. The suspension of operations commended in March 2022 and operations restarted in early June 2023.

Öksüt Mine cash (used in) provided by mine operations ($ millions) for the years ended December 31, 2023 and 2022



Cash provided by mine operations was $275.1 million in 2023 compared with cash used in mine operations of $17.5 million in 2022. The increase in cash provided by mine operations was primarily due to higher ounces of gold sold from processing the gold-in-carbon and heap leach inventory at the Öksüt Mine, higher realized gold prices, lower cash taxes paid and a favorable working capital change due to timing of vendor payments. The increase was partially offset by higher production costs and stand-by costs.

Free cash flow[NG] from mine operations was $238.2 million in 2023 compared with the free cash flow deficit[NG] from mine operations of $33.5 million in 2022. The increase in free cash flow[NG] from mine operations was primarily due to an increase in cash provided by mine operations, partially offset by higher sustaining capital expenditures[NG] mainly from higher capitalized stripping costs.

Mining activities in 2023 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 9.9 million tonnes in 2023 compared to 9.2 million tonnes in 2022 primarily due to extended working space in the pits as a result of the receipt of an additional pasture land permit received in early 2023. Mining activities in 2023 were mostly focused on pit stripping and waste removal from the Keltepe pit.

Processing activities in 2023 were focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension period. Following the processing of the gold-in-carbon inventory, the focus shifted to stacking ore on the heap leach pad, with 2.5 million tonnes stacked at an average grade of 1.91 g/t containing 154,878 ounces of gold compared with 3.8 million tonnes stacked in 2022 at an average grade of 1.83 g/t containing 222,625 ounces of gold. The decrease in ore tonnes and contained ounces stacked was primarily due to the suspension of heap leaching stacking operations from early January 2023 until early June 2023.

Gold production was 195,926 ounces in 2023 compared to 54,691 ounces in 2022, primarily due to suspension of gold room operations in the ADR plant from March 2022 until early June 2023. Due to this suspension of gold operations, Öksüt Mine operated for seven months in 2023 as compared to three months in 2022. In addition, in 2023 the site was focused on processing gold-in-carbon inventory that was accumulated during the ADR suspension and this built-up inventory allowed the ADR plant to operate at higher production levels in 2023.

Gold production costs were $457 per ounce in 2023 compared with $386 per ounce in 2022. The increase was primarily due to higher production costs, partially offset by higher gold ounces sold. Higher gold production costs were primarily due to the timing of gold ounces sold and higher royalty costs from higher gold ounces sold and an increased average realized gold prices impacting royalty rates. In addition, there were higher site administrative costs from an increase in community relations expenses and higher consulting costs related to various information technology projects. The overall increase in gold production costs was partially offset by higher strip ratio resulting in more mining costs allocated to capitalized stripping expenditures, lower processing costs from lower tonnes stacked on the heap leach and the weakening of the Turkish lira relative to the US dollar.

Öksüt Mine all-in sustaining costs on a by-product basis per ounce[NG] ($/oz) for the years ended December 31, 2023 and 2022



All-in sustaining costs on a by-product basis[NG] were $675 per ounce in 2023 compared with $791 per ounce in 2022. The decrease was primarily due to higher gold ounces sold, partially offset by higher operating costs and higher sustaining capital expenditures[NG] mainly from higher capitalized stripping costs.

All-in costs on a by-product basis[NG] were $758 per ounce in 2023 compared with $891 per ounce in 2022. The decrease was primarily due to lower all-in sustaining costs on a by-product basis[NG], partially offset by higher standby costs incurred during the period of suspension of mining, crushing and stacking activities until June 2023.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia which is currently on care and maintenance.

Molybdenum BU Financial and Operating Results

($millions, except as noted)	Three months ended December 31,			Years ended December 31,		
	2023	2022	**% Change**	**2023**	2022	**% Change**
Financial Highlights:						
Total revenue	**47.4**	87.2	(46)%	**306.7**	276.1	11 %
Production costs	**53.1**	88.3	(40)%	**312.9**	284.5	10 %
Depreciation, depletion, and amortization ("DDA")	**0.8**	1.4	(43)%	**4.3**	5.2	(17)%
Loss from mine operations	**(6.5)**	(2.5)	(160)%	**(10.5)**	(13.6)	23 %
Care and maintenance costs - Molybdenum mines	**2.7**	5.5	(51)%	**16.7**	18.4	(9)%
Reclamation expense (recovery)	**32.5**	(3.4)	1056 %	**22.0**	(94.0)	123 %
(Loss) earnings from operations[1]	**(47.5)**	(5.2)	813 %	**(65.0)**	60.1	(208)%
Cash (used in) provided by operations	**(7.7)**	8.6	(190)%	**(44.4)**	(9.3)	(377)%
Free cash (deficit) flow from operations[2]	**(9.1)**	8.6	(206)%	**(46.3)**	(10.4)	(345)%
Additions to property, plant and equipment	**1.4**	0.8	75 %	**2.0**	1.8	12 %
Total capital expenditures[2]	**1.4**	0.8	75 %	**2.0**	1.9	5 %
Operating Highlights:						
Mo purchased (lbs)	**2,574**	3,376	(24)%	**12,322**	11,876	4 %
Mo roasted (lbs)[3]	**2,247**	4,550	(51)%	**11,377**	13,497	(16)%
Mo sold (lbs)	**2,158**	4,040	(47)%	**11,235**	13,448	(16)%
Average market molybdenum price ($/lb)	**18.64**	21.49	(13)%	**24.19**	18.73	29 %
Average realized molybdenum price ($/lb)	**20.35**	20.86	(2)%	**25.39**	19.69	29 %

[1] Includes exploration and evaluation costs and other operating costs.
[2] Non-GAAP financial measure. See discussion under "Non-GAAP and Other Financial Measures".
[3] Amount does not include 1.0 million pounds of molybdenum roasted of toll material during the fourth quarter of 2023 (2022 - 0.5 million) and 1.7 million pounds of molybdenum roasted of toll material in 2023 (2022 - 2.1 million).

Fourth Quarter 2023 compared to Fourth Quarter 2022

Loss from operations of $47.5 million was recognized in the fourth quarter of 2023 compared to loss from operations of $5.2 million in the fourth quarter of 2022. The increase in loss from operations was primarily due to a higher reclamation expense during the fourth quarter of 2023 compared to the fourth quarter of 2022 resulting from changes in the risk-free interest rates applied to the underlying future reclamation cash outflows at the Endako Mine and the Thompson Creek Mine. In addition, there were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works. During the fourth quarter of 2023, Thompson Creek Mine commenced some early works, including pre-stripping activities in the main open pit area that are expected to continue through the course of 2024. The cost of these activities will be expensed up until at least the Company authorizes a limited notice to proceed expected in mid-2024.

Cash used by operations was $7.7 million in the fourth quarter of 2023, compared to cash provided by operations of $8.6 million in the fourth quarter of 2022. The increase in cash used by operations is primarily due to project studies and advancement work at the Thompson Creek Mine as discussed above as well as an unfavourable change in working capital in the fourth quarter of 2023 compared to the fourth quarter of 2022 at the Langeloth Facility due to a reduction of molybdenum inventory in the fourth quarter of 2022. The total working capital balance of the Molybdenum BU was $114.7 million at December 31, 2023 compared to $120.4 million at September 30, 2023 and $105.9 million at December 31, 2022.

Free cash flow deficit from operations[NG] of $9.1 million was recognized in the fourth quarter of 2023, compared to free cash flow of $8.6 million in the fourth quarter of 2022. The decrease was primarily due to the cash used by operations in the fourth quarter of 2023 compared to cash provided by operations in the fourth quarter of 2022 as noted above.

The Langeloth Facility roasted 2.2 million pounds and sold 2.2 million pounds of molybdenum in the fourth quarter of 2023, compared to 4.6 million pounds and 4.0 million pounds, respectively in the fourth quarter of 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan to reduce molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in the fourth quarter of 2022.

At December 31, 2023, there were 1.4 million (2022 - 3.3 million) pounds of purchased molybdenum outstanding under contracts awaiting final settlement in the subsequent quarter. All of this inventory was adjusted to a fair value of approximately $18.88 (2022 - $31.00) per pound at the end of the quarter.



[1]   The graph presents monthly average molybdenum prices.

Year ended December 31, 2023 compared to 2022

Loss from operations was $65.0 million in 2023 compared to earnings from operations of $60.1 million in 2022. The loss from operations was primarily due to a higher reclamation expense in 2023 compared to reclamation recovery in 2022 mainly due to an increase in estimated future reclamation cash outflows at the Endako Mine. In addition, there were higher project evaluation expenses related to project studies and advancement work at the Thompson Creek Mine, including project de-risking activities such as geotechnical drilling, additional engineering costs and site early works.

Cash used in operations was $44.4 million in 2023 compared to $9.3 million in 2022. The increase in cash used in operations was primarily due to project studies and advancement work at the Thompson Creek Mine as discussed above and an unfavourable working capital movement from molybdenum concentrate purchased at increased molybdenum prices and timing of vendor payments in 2023 compared to 2022. The working capital build-up significantly reversed in the last three quarters of 2023 as a result of decline in molybdenum prices to purchase the concentrate inventory and collection of receipts related to molybdenum pounds sold at higher molybdenum prices. Total working capital build up for Langeloth in 2023 amounted to $10.0 million.

Free cash flow deficit from operations[NG] of $46.3 million was recognized in 2023 compared to $10.4 million in 2022, primarily due to higher cash used in operations, as noted above.

The Langeloth Facility roasted and sold 11.4 million pounds and 11.2 million pounds of molybdenum, respectively, in 2023 compared to 13.5 million pounds and 13.4 million pounds, respectively, in 2022. This decrease in the molybdenum roasted and sold was primarily due to the execution of the business plan in 2022 to reduce its molybdenum inventory volumes held and partially due to an increase in molybdenum concentrate available for roasting, resulting from an increase in concentrate supply in 2022.

Annual Results – Previous Three Years

$millions, except per share data	2023	2022	2021[3]
Revenue	**1,095**	850	900
Net (loss) earnings from continuing operations[1]	**(81)**	(77)	447
Basic (loss) earnings per share - continuing operations	**(0.37)**	(0.29)	1.51
Diluted (loss) earnings per share - continuing operations	**(0.38)**	(0.31)	1.48
Net loss[2]	**(81)**	(77)	(382)
Basic loss per share	**(0.37)**	(0.29)	(1.29)
Diluted loss per share	**(0.38)**	(0.31)	(1.29)
Cash dividends declared per common share (C$)	**0.28**	0.28	0.24
Total assets	**2,280.8**	2,335.9	2,676.6
Total non-current liabilities	**309.1**	250.8	405.6

[1]   Net losses in 2023 and 2022 reflect the impact of non-cash impairment loss at the Kemess Project. Net earnings in 2021 reflect the impact of impairment reversal at the Mount Milligan Mine.
[2]   Net loss in 2021 reflects the impact of derecognition of the Kumtor Mine.
[3]   As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company's consolidated financial results.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2023				2022			
quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	**340**	344	185	227	208	179	168	295
Net (loss) earnings[1]	**(29)**	61	(40)	(73)	(130)	(34)	(3)	89
Basic (loss) earnings per share	**(0.13)**	0.28	(0.18)	(0.34)	(0.59)	(0.14)	(0.01)	0.30
Adjusted earnings (loss) per share - basic	**0.28**	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)	0.19
Diluted (loss) earnings per share	**(0.13)**	0.27	(0.18)	(0.34)	(0.59)	(0.15)	(0.01)	0.30
Adjusted earnings (loss) per share - diluted	**0.28**	0.20	(0.20)	(0.24)	(0.06)	(0.06)	(0.12)	0.19

[1]   Net losses in Q4 2023 and Q4 2022 reflect the impact of a non-cash impairment loss at the Kemess Project.

Related Party Transactions

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2023 and 2022, remuneration to key management personnel was as follows:

	2023	2022
Director fees earned and other compensation	$ 539	$ 740
Salaries and benefits, including severance	7,832	12,568
Share-based compensation	3,574	273
Total compensation	**$ 11,945**	**$ 13,581**

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management's estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2023.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 ("SOX") and those of the Canadian Securities Administrators, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company's management evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's internal control over financial reporting was effective as at December 31, 2023.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. During the year, the Company implemented a new ERP system to improve standardization and automation rather than in response to a deficiency in its internal control over financial reporting. The Company believes that the implementation of the ERP system, and related changes to internal controls, will enhance its internal control over financial reporting while providing the ability to scale its business in the future.

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP and Other Financial Measures

This MD&A contains "specified financial measures" within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company's ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council ("WGC") guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company's recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

- *All-in sustaining costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

- *All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper*, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three months and year ended December 31, 2023, 455 and 466 pounds, respectively, of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

- *Sustaining capital expenditures* and *Non-sustaining capital expenditures* are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. *Non-sustaining capital expenditures* are primarily costs incurred at 'new operations' and costs related to 'major projects at existing operations' where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

- *All-in costs on a by-product basis per ounce* is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS

measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

- *Adjusted net earnings (loss)* is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

- *Free cash flow (deficit)* is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.

- *Free cash flow (deficit) from mine operations* is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

- *Mining costs per tonne mined* is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.

- *Processing costs per tonne stacked* is a non-GAAP financial measure calculated by dividing the the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.

- *Site G&A costs per tonne processed* is a non-GAAP financial measure calculated by dividing the site G&A costs ts by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.

- *On site costs per tonne processed* is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.

- *Average realized gold price* is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.

- *Average realized copper price* is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.

- *Total liquidity* is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

| | Three months ended December 31, | | | | | |
| | Consolidated | | Mount Milligan | | Öksüt | |
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	77.5	39.0	31.4	39.0	46.1	—
Production costs attributable to copper	30.7	30.8	30.7	30.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	108.2	69.8	62.1	69.8	46.1	—
Adjust for:						
Third party smelting, refining and transport costs	3.1	3.5	2.7	3.5	0.4	—
By-product and co-product credits	(52.0)	(54.3)	(51.9)	(54.3)	(0.1)	—
Adjusted production costs	59.3	19.0	12.9	19.0	46.4	—
Corporate general administrative and other costs	11.6	12.1	0.1	0.4	—	—
Reclamation and remediation - accretion (operating sites)	2.6	1.7	0.6	0.5	2.0	1.2
Sustaining capital expenditures	33.1	14.5	16.3	9.9	16.5	4.6
Sustaining leases	1.6	1.5	1.4	1.3	0.2	0.2
All-in sustaining costs on a by-product basis	108.2	48.8	31.3	31.1	65.2	6.0
Exploration and evaluation costs	10.8	23.0	2.3	2.0	0.8	1.4
Non-sustaining capital expenditures[1]	1.9	0.1	—	0.1	—	—
Care and maintenance and other costs	5.8	5.8	—	—	—	1.3
All-in costs on a by-product basis	126.8	77.7	33.6	33.2	66.0	8.7
Ounces sold (000s)	130.3	49.4	33.1	49.4	97.2	—
Pounds sold (millions)	16.6	15.4	16.6	15.4	—	—
Gold production costs ($/oz)	595	790	946	790	474	n/a
All-in sustaining costs on a by-product basis ($/oz)	831	987	946	629	671	n/a
All-in costs on a by-product basis ($/oz)	973	1,572	1,016	672	679	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	905	1,308	1,237	950	671	n/a
Copper production costs ($/pound)	1.85	2.00	1.86	2.00	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.42	2.40	2.42	2.40	n/a	n/a

[1] Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,					
	Consolidated		Mount Milligan		Öksüt	
(Unaudited - $millions, unless otherwise specified)	**2023**	2022	**2023**	2022	**2023**	2022
Production costs attributable to gold	**255.5**	164.9	**165.9**	143.8	**89.6**	21.1
Production costs attributable to copper	**137.5**	125.1	**137.5**	125.1	**—**	—
Total production costs excluding Molybdenum BU segment, as reported	**393.0**	290.0	**303.4**	268.9	**89.6**	21.1
Adjust for:						
Third party smelting, refining and transport costs	**10.9**	12.1	**10.1**	11.9	**0.8**	0.2
By-product and co-product credits	**(189.4)**	(223.8)	**(189.0)**	(223.8)	**(0.4)**	—
Adjusted production costs	**214.5**	78.3	**124.5**	57.0	**90.0**	21.3
Corporate general administrative and other costs	**44.4**	47.8	**0.2**	1.1	**—**	—
Reclamation and remediation - accretion (operating sites)	**7.0**	7.2	**2.4**	1.8	**4.6**	5.4
Sustaining capital expenditures	**81.2**	69.1	**44.0**	53.1	**36.9**	16.0
Sustaining lease payments	**5.9**	5.8	**5.1**	5.1	**0.8**	0.6
All-in sustaining costs on a by-product basis	**353.0**	208.2	**176.2**	118.1	**132.3**	43.3
Exploration and study costs	**61.2**	65.7	**6.5**	12.2	**2.1**	3.8
Non-sustaining capital expenditures	**4.8**	2.1	**—**	1.6	**—**	—
Care and maintenance and other costs	**28.6**	14.8	**—**	—	**14.2**	1.7
All-in costs on a by-product basis	**447.6**	290.8	**182.7**	131.9	**148.6**	48.8
Ounces sold (000s)	**348.4**	242.2	**152.5**	187.5	**195.9**	54.7
Pounds sold (millions)	**60.1**	73.4	**60.1**	73.4	**—**	—
Gold production costs ($/oz)	**733**	681	**1,088**	767	**457**	386
All-in sustaining costs on a by-product basis ($/oz)	**1,013**	860	**1,156**	630	**675**	791
All-in costs on a by-product basis ($/oz)	**1,285**	1,201	**1,199**	704	**758**	891
Gold - All-in sustaining costs on a co-product basis ($/oz)	**1,069**	1,112	**1,283**	956	**675**	791
Copper production costs ($/pound)	**2.29**	1.70	**2.29**	1.70	**n/a**	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	**2.69**	2.12	**2.69**	2.12	**n/a**	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,	
($millions, except as noted)	**2023**	2022	**2023**	2022
Net loss	**$ (28.8)**	$ (130.1)	**$ (81.3)**	$ (77.2)
Adjust for items not associated with ongoing operations:				
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	**50.0**	(3.4)	**34.2**	(94.2)
Impairment loss, net of tax	**34.1**	138.2	**34.1**	138.2
Other non-operating losses at the Mount Milligan Mine	**2.0**	—	**2.0**	—
Unrealized foreign exchange loss[(1)]	**2.5**	—	**0.2**	—
Unrealized loss on non-hedge derivatives	**1.6**	—	**1.6**	—
Income and mining tax adjustments[(2)]	**(0.2)**	(14.0)	**19.7**	13.2
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	**—**	(4.4)	**—**	(4.4)
Kumtor Mine legal costs and other related costs	**—**	—	**—**	15.0
Adjusted net earnings (loss)	**$ 61.2**	$ (13.7)	**$ 10.5**	$ (9.4)
Net loss per share - basic	**$ (0.13)**	$ (0.59)	**$ (0.37)**	$ (0.29)
Net loss per share - diluted	**$ (0.13)**	$ (0.59)	**$ (0.38)**	$ (0.31)
Adjusted net earnings (loss) per share - basic	**$ 0.28**	$ (0.06)	**$ 0.05**	$ (0.04)
Adjusted net earnings (loss) per share - diluted	**$ 0.28**	$ (0.06)	**$ 0.05**	$ (0.04)

(1) Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

(2) Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government, impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine, an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine's assets and a withholding tax expense on the expected repatriation of Öksüt Mine's earnings.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities[(1)]	**$ 145.4**	$ (9.8)	**$ 29.1**	$ 26.5	**$ 144.3**	$ (11.9)	**$ (7.7)**	$ 8.6	**$ (20.3)**	$ (33.0)
Deduct:										
Property, plant & equipment additions[(1)]	**(34.4)**	(15.5)	**(15.0)**	(10.9)	**(16.4)**	(4.6)	**(1.4)**	—	**(1.6)**	—
Free cash flow (deficit)	**$ 111.0**	$ (25.3)	**$ 14.1**	$ 15.6	**$ 127.9**	$ (16.5)	**$ (9.1)**	$ 8.6	**$ (21.9)**	$ (33.0)

(1) As presented in the Company's condensed consolidated statements of cash flows.

	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities[(1)]	**$ 245.6**	$ (2.0)	**$ 113.9**	$ 161.6	**$ 275.1**	$ (17.5)	**$ (44.4)**	$ (9.3)	**$ (99.0)**	$(136.8)
Deduct:										
Property, plant & equipment additions[(1)]	**(85.4)**	(80.9)	**(41.2)**	(61.2)	**(36.9)**	(16.0)	**(1.9)**	(1.1)	**(5.4)**	(2.6)
Free cash flow (deficit)	**$ 160.2**	$ (82.9)	**$ 72.7**	$ 100.4	**$ 238.2**	$ (33.5)	**$ (46.3)**	$ (10.4)	**$(104.4)**	$(139.4)

(1) As presented in the Company's condensed consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E[1]	$ 67.9	$ 27.9	$ 36.6	$ 14.6	$ 27.1	$ 5.1	$ 1.4	$ 0.8	$ 2.8	$ 7.4
Adjust for:										
Costs capitalized to the ARO assets	(17.6)	(11.7)	(6.8)	(4.4)	(10.4)	—	—	—	(0.4)	(7.3)
Costs capitalized to the ROU assets	(13.8)	(0.2)	(13.6)	—	(0.2)	(0.2)	—	—	—	—
Other[2]	(0.1)	(0.6)	0.2	(0.2)	(0.1)	(0.3)	—	—	(0.2)	(0.1)
Capital expenditures	$ 36.4	$ 15.4	$ 16.4	$ 10.0	$ 16.4	$ 4.6	$ 1.4	$ 0.8	$ 2.2	$ —
Sustaining capital expenditures	34.5	15.3	16.4	9.9	16.4	4.6	1.4	0.8	0.3	—
Non-sustaining capital expenditures	1.9	0.1	—	0.1	—	—	—	—	1.9	—

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,									
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other	
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E[1]	$ 121.7	$ 275.1	$ 62.0	$ 49.2	$ 50.5	$ 14.2	$ 2.0	$ 1.8	$ 7.2	$ 209.9
Adjust for:										
Costs capitalized to the ARO assets	(16.6)	6.4	(4.3)	5.5	(11.9)	1.9	—	—	(0.4)	(1.0)
Costs capitalized to the ROU assets	(16.5)	(0.4)	(13.7)	—	(1.4)	(0.4)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other[2]	(0.3)	0.3	—	—	(0.3)	0.3	—	0.1	—	(0.1)
Capital expenditures	$ 88.3	$ 73.2	$ 44.0	$ 54.7	$ 36.9	$ 16.0	$ 2.0	$ 1.9	$ 5.4	$ 0.6
Sustaining capital expenditures	83.5	71.1	44.0	53.1	36.9	16.0	2.0	1.9	0.6	0.1
Non-sustaining capital expenditures	4.8	2.1	—	1.6	—	—	—	—	4.8	0.5

[1] As presented in note 26 of the Company's consolidated financial statements.
[2] Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,			
	Mount Milligan		Öksüt		Mount Milligan		Öksüt	
(in millions of US dollars, except where noted)	2023	2022	2023	2022	2023	2022	2023	2022
Mining	$ 26.8	$ 27.8	$ 12.7	$ 3.3	$ 112.5	$ 96.7	$ 26.6	$ 19.2
Allocation of mining costs[1]	(1.6)	(1.5)	(8.8)	—	(9.1)	(21.3)	(20.8)	—
Milling	28.6	26.9	6.3	3.5	129.2	115.0	12.5	15.3
Site G&A costs	14.0	15.2	7.5	5.8	54.5	55.1	23.6	19.4
Change in inventory, royalties and other	(5.7)	1.4	28.4	(12.6)	16.3	23.5	47.7	(32.8)
Production costs	$ 62.1	$ 69.8	$ 46.1	$ —	$ 303.4	$ 269.0	$ 89.6	$ 21.1
Ore and waste tonnes mined (000's tonnes)	12,397	10,185	3,499	995	50,015	44,362	9,873	9,159
Ore processed (000's tonnes)	5,775	5,504	1,202	750	21,680	21,348	2,519	3,776
Mining costs per tonne mined ($/tonne)	2.16	2.73	3.65	3.34	2.25	2.18	2.69	2.09
Processing costs per tonne processed ($/tonne)	4.96	4.89	5.23	4.72	5.96	5.39	4.98	4.05
Site G&A costs per tonne processed ($/tonne)	2.43	2.77	6.22	7.70	2.51	2.58	9.36	5.13
On site costs per tonne processed ($/tonne)	12.03	12.71	22.06	16.84	13.66	12.50	24.88	14.25

[1] Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC – Non-Exploration (including Production information)

Jean-Francois St-Onge, Professional Engineer, member of the Professional Engineer of Ontario (PEO) and Centerra's Senior Director, Technical Services, has reviewed and approved the scientific and technical information related to mineral reserves contained in this news release. Mr. St-Onge is a Qualified Person within the meaning of the Canadian Securities Administrator's National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101").

Lars Weiershäuser, PhD, PGeo, and Centerra's Director of Geology, has reviewed and approved the scientific and technical information related to mineral resources estimates contained in this news release. Dr. Weiershäuser is a Qualified Person within the meaning of NI 43-101.

AC (Chris) Hunter, Professional Geoscientist, member of the Engineers and Geoscientists of British Columbia (EGBC) and Centerra's Senior Geologist, has reviewed and approved the scientific and technical information related to mineral resources estimates at Mount Milligan contained in this news release. Mr. Hunter is a Qualified Person within the meaning of Canadian Securities Administrator's NI 43-101 Standards of Disclosure for Mineral Projects.

All mineral reserve and resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra's geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra's Executive Vice President and Chief Operating Officer and Anna Malevich, Professional Engineer, member of the Professional Engineers of Ontario (PEO) and Centerra's Senior Director, Projects each of whom is a qualified person for the purpose of NI 43-101.

The Mount Milligan Mine is described in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2022) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in a technical report pursuant to NI 43-101 dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Supplementary Information: Exploration Update

Mount Milligan Mine

Refer to section "Recent Events and Developments" within the MD&A for the period ended December 31, 2023.

Öksüt Mine and Türkiye

At Oksut Mine, Türkiye, 5 diamond drill holes were completed to test for a potential deep porphyry target beneath the Keltepe pit. The quest to test for a deep porphyry deposit stemmed from historical holes drilled on the Öksüt license which had confirmed the presence of potassic alteration related to porphyry intrusive. Centerra also drilled two deep holes on the property. These holes were re-assessed during 2023 and concluded that the historic deep holes most likely drilled on the margins of the porphyry target zones and porphyry related potassic alteration is present. The holes intercepted zone of sericite ad potassic alteration but did not return with significant copper grade values.

At Ulu and Nallihan JV areas, surface geological mapping, rock and soil sampling programs were carried out.

Goldfield Project

Refer to section "Recent Events and Developments" within the MD&A for the period ended December 31, 2023.

Oakley Project

Refer to section "Recent Events and Developments" within the MD&A for the period ended December 31, 2023.

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario and Exploration Manager, Canada at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine is described in the Company's most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated November 7, 2022 (with an effective date of December 31, 2022) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine were prepared, reviewed, verified, and compiled in accordance with NI 43-101 by by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt Mine is described in the Company's most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar, and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information and other related scientific and technical information in this news release regarding the Goldfield Project and the Oakley exploration property were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Richard Adofo, Member of the Association of Professional Geoscientists Ontario and Vice President, Exploration & Resource at Centerra Gold Inc., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Goldfield Project is described in the Company's most recent AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

All other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were reviewed, verified, and compiled by Centerra's geological and mining staff under the supervision of W. Paul Chawrun, Professional Engineer, member of the Professional Engineers of Ontario (PEO), who is a qualified person for the purpose of NI 43-101.

Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022



Management’s Responsibility for Financial Statements

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:
Paul Tomory
President and Chief Executive Officer

Original signed by:
Darren J. Millman
Vice President and Chief Financial Officer

February 22, 2024

Management's Report on Internal Control over Financial Reporting

The Management of Centerra Gold Inc. ("Centerra") is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Management has used the Internal Control—Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of Centerra's internal control over financial reporting as of December 31, 2023, and has concluded that such internal control over financial reporting is effective.

The effectiveness of Centerra's internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, independent registered public accounting firm, as stated in their report that appears herein.

Original signed by:
Paul Tomory
President and Chief Executive Officer

Original signed by:
Darren J. Millman
Vice President and Chief Financial Officer

February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Centerra Gold Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverable amount of the Kemess Project

As discussed in Note 5 to the consolidated financial statements, in the fourth quarter of 2023, the Company identified the reclassification of reserves to resources and the reduction in the total quantity of mineral resources as an indicator that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023. The estimated recoverable amount of the Kemess Project as at December 31, 2023 was determined on the basis of fair value less costs of disposal ("FVLCD") and calculated using a combination of (1) market approach using a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) capital equipment valuation. As the Kemess Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $30 million was recognized in the impairment loss line item in the consolidated statements of loss.

We identified the assessment of the recoverable amount of the Kemess Project as a critical audit matter. A high degree of auditor judgment was required to evaluate the value per gold equivalent ounce estimates, which was based

on comparable companies' gold and copper trading multiples used to estimate the recoverable amount. Changes in any of these assumptions or estimates used in determining the fair values could have impacted the impairment analysis and its conclusions. In addition, auditor judgment was required to assess the mineral reserves and resources which form the basis of the fair value attributable to reserves and resources.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to assess the recoverable amount of the Kemess Project. This included controls related to the determination of certain key assumptions used in the estimate of the recoverable amount and controls related to the mineral reserves and resources. We assessed the competence, capabilities and objectivity of the Company's personnel who prepared the mineral reserve and resources information, including the industry and regulatory standards they applied. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the comparable companies' gold and copper trading multiples by assessing the population of the comparable companies utilized by management and recalculating the multiples based on independently obtained third-party sources.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2004.

Toronto, Canada
February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Centerra Gold Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Centerra Gold Inc.'s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 22, 2024

Centerra Gold Inc.

Consolidated Statements of Financial Position

As at December 31,			2023		2022
(Expressed in thousands of United States dollars)					
Assets	**Notes**				
Current assets					
Cash and cash equivalents		$	**612,941**	$	531,916
Amounts receivable	6		**70,763**		92,161
Inventories	7		**257,302**		316,799
Other current assets	8		**25,021**		49,784
			966,027		990,660
Property, plant and equipment	9		**1,237,506**		1,272,792
Deferred income tax assets	19		**57,900**		61,900
Other non-current assets	10		**19,333**		10,557
			1,314,739		1,345,249
Total assets		$	**2,280,766**	$	2,335,909
Liabilities and shareholders' equity					
Current liabilities					
Accounts payable and accrued liabilities	11	$	**201,707**	$	199,433
Income tax payable	19		**40,952**		1,890
Other current liabilities	8		**54,778**		73,529
			297,437		274,852
Deferred income tax liabilities	19		**16,809**		8,719
Provision for reclamation	12		**272,566**		227,867
Other non-current liabilities	10		**19,712**		14,180
			309,087		250,766
Shareholders' equity					
Share capital	20		**861,536**		886,479
Contributed surplus			**33,869**		29,564
Accumulated other comprehensive income (loss)			**7,451**		(3,323)
Retained earnings			**771,386**		897,571
			1,674,242		1,810,291
Total liabilities and shareholders' equity		$	**2,280,766**	$	2,335,909

Commitments and contingencies (note 22)

Subsequent events (notes 20e, 29)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett   Wendy Kei

Centerra Gold Inc.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,

(Expressed in thousands of United States dollars) (except per share amounts)	Notes		2023		2022
Revenue	14	$	**1,094,897**	$	850,194
Cost of sales					
Production costs			**705,974**		574,622
Depreciation, depletion and amortization			**124,918**		97,053
Earnings from mine operations			**264,005**		178,519
Exploration and evaluation costs			**74,816**		66,516
Corporate administration	15		**44,875**		47,247
Care and maintenance expenses			**28,412**		33,006
Impairment loss	5		**34,101**		145,903
Reclamation expense (recovery)	12		**34,378**		(94,021)
Other operating expenses	16		**29,578**		16,661
Earnings (loss) from operations			**17,845**		(36,793)
Other non-operating income	17		**(11,134)**		(1,883)
Finance costs	18		**15,345**		9,523
Earnings (loss) before income tax			**13,634**		(44,433)
Income tax expense	19		**94,912**		32,776
Net loss			**(81,278)**		(77,209)
Other Comprehensive Income (Loss)					
Items that may be subsequently reclassified to earnings:					
Changes in fair value of derivative instruments	24		**10,774**		(9,588)
Other comprehensive income (loss)			**10,774**		(9,588)
Total comprehensive loss		$	**(70,504)**	$	(86,797)
Loss per share:					
Basic	20	$	**(0.37)**	$	(0.29)
Diluted	20	$	**(0.38)**	$	(0.31)
Cash dividends declared per common share (C$)		$	**0.28**	$	0.28

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,	Notes	2023	2022
(Expressed in thousands of United States dollars)			
Operating activities			
Net loss		$ **(81,278)** $	(77,209)
Adjustments:			
Depreciation, depletion and amortization		**129,692**	103,429
Reclamation expense (recovery)	12	**33,957**	(94,021)
Share-based compensation expense		**9,997**	770
Finance costs	18	**15,345**	9,523
Income tax expense	19	**94,912**	32,776
Inventory impairment		**3,675**	5,282
Impairment loss	5	**34,101**	145,903
Other		**6,160**	(8,773)
Income taxes paid		**(44,201)**	(55,628)
Cash provided by operating activities prior to changes in working capital		**202,360**	62,052
Changes in working capital	21	**43,237**	(64,032)
Cash provided by (used in) operating activities		**245,597**	(1,980)
Investing activities			
Property, plant and equipment additions		**(85,306)**	(80,930)
Acquisition of Goldfield Project	27	**(31,500)**	(176,737)
Proceeds from sale of Greenstone Partnership	28	**25,000**	—
Proceeds from disposition of property, plant and equipment	9	**1,516**	2,025
Cash used in investing activities		**(90,290)**	(255,642)
Financing activities			
Dividends paid	20	**(44,907)**	(47,667)
Payment of borrowing and financing costs		**(4,210)**	(2,255)
Repayment of lease obligations		**(6,803)**	(6,755)
Proceeds from common shares issued		**2,058**	3,484
Payment for common shares repurchased and cancelled	20	**(20,420)**	(104,499)
Cash used in financing activities		**(74,282)**	(157,692)
Increase (decrease) in cash and cash equivalents during the period		**81,025**	(415,314)
Cash and cash equivalents at beginning of the period		**531,916**	947,230
Cash and cash equivalents at end of the period		$ **612,941** $	531,916

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.

Consolidated Statements of Shareholders' Equity

(Expressed in thousands of United States dollars, except share information)

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2023	218,428,681	$ 886,479	$ 29,564	$ (3,323)	$ 897,571	$1,810,291
Net loss	—	—	—	—	(81,278)	(81,278)
Other comprehensive income	—	—	—	10,774	—	10,774
Transactions with shareholders:						
Repurchase and cancellation of shares - Normal Course Issuer Bid ("NCIB") (note 20)	(3,475,800)	(20,420)	—	—	—	(20,420)
Related to the effect of share repurchase liability (note 20)	—	(8,079)	—	—	—	(8,079)
Share-based compensation expense	—	—	5,339	—	—	5,339
Issued on exercise of stock options	304,535	2,014	(593)	—	—	1,421
Issued under the employee share purchase plan	154,901	879	—	—	—	879
Issued on redemption of restricted share units	84,816	663	(441)	—	—	222
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(44,907)	(44,907)
Balance at December 31, 2023	215,497,133	$ 861,536	$ 33,869	$ 7,451	$ 771,386	$1,674,242
Balance at January 1, 2022	297,064,750	$ 984,095	$ 30,809	$ 6,829	$1,021,883	$2,043,616
Net loss	—	—	—	—	(77,209)	(77,209)
Other comprehensive loss	—	—	—	(9,588)	—	(9,588)
Transfer of AOCI balance upon the termination of the employee defined benefit health insurance plan (note 17)	—	—	—	(564)	564	—
Transactions with shareholders:						
Repurchase and cancellation of shares - related to the global arrangement agreement (note 20)	(77,401,766)	(93,340)	—	—	—	(93,340)
Repurchase and cancellation of shares - NCIB (note 20)	(2,183,900)	(11,159)	—	—	—	(11,159)
Share-based compensation expense	—	—	1,491	—	—	1,491
Issued on exercise of stock options	558,689	3,738	(673)	—	—	3,065
Issued under the employee share purchase plan	132,966	900	—	—	—	900
Issued on redemption of restricted share units	257,942	2,245	(2,063)	—	—	182
Dividends declared and paid (C$0.28 per share)	—	—	—	—	(47,667)	(47,667)
Balance at December 31, 2022	218,428,681	$ 886,479	$ 29,564	$ (3,323)	$ 897,571	$1,810,291

The accompanying notes form an integral part of these consolidated financial statements.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations

Centerra Gold Inc. ("Centerra" or the "Company") was incorporated under the *Canada Business Corporations Act* on November 7, 2002. Centerra's common shares are listed on the Toronto Stock Exchange under the symbol "CG" and on the New York Stock Exchange under the symbol "CGAU". The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.

2. Basis of presentation

a. *Statement of Compliance*

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These financial statements were authorized for issuance by the Board of Directors of the Company (the "Board") on February 22, 2024.

b. *Basis of Presentation*

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in US dollars with all amounts rounded to the nearest thousand, except where otherwise noted. References to C$ are to Canadian dollars.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control. If the Company loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statements of loss. Any investment retained is recognized at fair value.

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company's interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company's 75% interest in the Endako Mine is accounted for as a joint operation.

3. Summary of material accounting policies

The material accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a. ***Business combinations***

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the consolidated statements of loss and comprehensive loss if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business. The Company accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Company. In determining whether a particular set of activities and assets is a business, the Company assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Company has an option to apply a "concentration test" that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a signed identifiable asset or group of similar identifiable assets. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are recognized in profit or loss. Any contingent or deferred consideration is measured at fair value at the date of acquisition.

b. ***Foreign currency***

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company's operations is the United States dollar ("USD").

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Foreign currency transactions are translated into the Company's functional currency as follows:

- Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.
- Monetary items are translated at the closing rate in effect at the statement of financial position date.
- Revenue and expense items are translated using the average exchange rate during the period.

c. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of approximately three months. Cash and cash equivalents are classified as financial assets carried at amortized cost.

d. Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold-in-carbon, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of cost and net realizable value ("NRV").

The cost of inventories is determined primarily on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization ("DDA") of mining assets. The cost of molybdenum inventory includes amounts paid and payable for molybdenum concentrate as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the consolidated statements of loss and comprehensive loss in the period that the write-down or reversal occurs.

Supplies inventory and spare parts are valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

e. Property, plant and equipment

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

development decision is made until when the asset is ready for its intended use are capitalized. Proceeds received from mineral sales made prior to a mine being capable of operating at levels intended by management are recognized in revenue from mining operations. Costs related to those sales are recognized in production costs.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company's intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the consolidated statements of loss and comprehensive loss in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company's building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets depreciated using the straight-line basis:

	Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to bringing a mineral property to the state where it is capable of operating in the manner intended by management ("commercial production"). In determining whether a mine has achieved commercial production, the criteria considered include the following:

- Substantial completion of the construction activities;
- Ability to produce minerals in saleable form (within specifications);
- Completion of a reasonable period of testing of mine plant and equipment; and
- Ability to sustain ongoing production of minerals.

After a mineral property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body which will be extracted in the future. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Stripping costs incurred in the production phase provide a future economic benefit when:

- It is probable that the future economic benefit associated with the stripping activity will flow to the Company;
- The Company can identify the component of the ore body for which access has been improved; and
- The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A "component" is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

f.   Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company primarily uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

- The contract involves the use of an explicitly or implicitly identified lease;
- The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and,
- The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use ("ROU") asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

g.   Impairment and impairment reversal of long-lived assets

Long-lived assets are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into cash generating units ("CGUs") for impairment testing purposes. The recoverable amount is the greater of value-in-use ("VIU") and fair value less costs of disposal ("FVLCD") of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the consolidated statements of loss in the period in which they occur.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company applies the impairment loss to the CGU's long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, expenditures underlying the estimate of recoverable value, value per in-situ gold equivalent ounce estimates and capital equipment values are subject to risks and uncertainties.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal each reporting period. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss, that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized previously. Impairment reversals are recorded in the consolidated statements of loss in the period in which they occur.

h. Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment, and are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, and ongoing water treatment and monitoring of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks of each particular operation. Provisions for reclamation are measured at the expected value of future cash flows adjusted for the impact of short- and long-term inflation and discounted to their present value using a pre-tax risk-free discount rate.

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates, inflation rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to $nil and the remaining adjustment is included in the statements of loss. Reclamation provisions that result from disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the consolidated statements of loss and comprehensive loss.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the consolidated statements of loss and comprehensive loss.

i. Contingent liabilities and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the consolidated statements of loss and comprehensive loss.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

j. *Share-based compensation*

The long-term incentive plan ("LTIP") effectively replaced the Company's legacy plans ("Legacy Plans"). Share-based compensation awards granted under the Legacy Plans remain outstanding and governed by the respective terms of such plans, but no new awards are to be granted under any of the Legacy Plans.

Employee Stock Option Plan

Stock options are equity-settled share-based compensation awards and are administered in a similar fashion under LTIP and Legacy Plans. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Stock options vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Performance Share Unit Plan

A Performance Share Unit ("PSU") represents the right to receive the cash equivalent of a common share or, at the Company's option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model. Under LTIP, 100% of awards vest after three years following the grant year. Under the Legacy Plans, awards vest over three years whereby 50% vest on December 31 of the year following the grant year ("end of year 2") and the remaining 50% vest on December 31 of the subsequent year ("end of year 3"). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation. The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor based on Centerra's total return performance relative to the total return index value ("TRIV") from the S&P/TSX Global Gold CAD$ Index during the applicable period.

Deferred Share Unit Plan

Deferred Share Units ("DSUs") are administered in a similar fashion under LTIP and Legacy Plans. Centerra has a DSU Plan for directors of the Company to receive all or a portion of their annual compensation, including director fees, as deferred share units. DSUs are settled in cash and are accounted for under the liability method. DSUs cannot

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

be converted to shares by the unit holder or by the Company. DSUs cannot be redeemed until a director no longer holds any position with the Company, and can be redeemed no later than December 15 of the following year in which the director ceased to hold all positions in the Company, unless otherwise stated in a grant agreement. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

Executive RSUs granted under the LTIP are equity-settled share-based compensation awards. The Executive RSUs vest over three years whereby 33% vest on each anniversary of the grant date. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the Legacy Plans are equity-settled share-based compensation awards. Employee RSU holders had an option to elect to receive a portion of their annual incentive payments for that year as Employee RSUs and the Company matched 50% of the Employee RSUs granted to Employee RSU holders. Employee RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus.

Employee RSUs granted under the LTIP are cash-settled share-based compensation awards. The Employee RSUs vest over three years whereby 33% vest on each anniversary of the grant date. The Employee RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Employee RSU. Under this method, the fair value of the Employee RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

Discretionary RSUs are granted to certain employees of the Company and can be settled in cash or equity at the option of the Board of Directors, determined at the time of the grant. Discretionary RSUs vesting dates are defined by the Board of Directors at the time of the grant. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan ("ESPP") for employees of the Company. Under the ESPP, employees may elect to purchase the Company's shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to value of the match provided.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Dividends

When cash dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. Under the ESPP, cash dividends paid with respect to shares held in the ESPP accounts are automatically reinvested in shares. Such dividend shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP shares as the case may be.

k. *Revenue recognition from contracts with customers*

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, gold-copper concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from the Öksüt Mine are based on the London Bullion Market Association morning spot price ("LBMA AM fix price") stipulated in the agreement with the Central Bank of the Republic of Türkiye ("Central Bank"). Gold doré is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company's concentrate sales and molybdenum product sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming agreement ("Mount Milligan Mine Streaming Agreement") with RGLD Gold AG and Royal Gold Inc. ("Royal Gold") associated with the Mount Milligan Mine. Under the terms of the Mount Milligan Mine Streaming Agreement, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold paid US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented, which is recorded to revenue. On February 13, 2024, the Company and its subsidiary, Thompson Creek Metals Company Inc. ("TCM") entered into an additional agreement with Royal Gold (note 29), revising some of the above described terms.

Gains and losses related to the Company's forward commodity contracts to economically hedge the Company's commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange ("LME") copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company's forward commodity contracts to economically hedge the Company's exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

of final pricing. Changes in metal quantities upon receipt of final assay are also adjusted for. Any such adjustments are generally not material to the transaction price.

When sales transactions give rise to potential variable or contingent consideration, the variable consideration is recognized to the extent it can be estimated reliably and it is highly probable that a significant reversal of the amount will not occur in the future. The Company computes the transaction price to a given sales transaction using one of the following methods:

- the expected value method: identifies a range of possible consideration amounts, weights the possible consideration amounts by their respective probabilities, and then sums probability-weighted amounts to generate the expected value of consideration to be received from the customer;
- the most likely value method: the amount determined most likely to be received.

The Company then applies a constraint to recognize income for variable consideration only to the extent that it is deemed highly probable that a significant reversal of said income will not occur. The Company applies judgment in assessing the probability of occurrence, which is subject to risks and uncertainties.

l. *Exploration and evaluation expenditures*

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

Exploration and evaluation expenditures are expensed as incurred unless it can be demonstrated that it is probable that the project will generate a future economic benefit. The exploration and evaluation phase ends when the technical feasibility and commercial viability of extracting the mineral is demonstrable.

The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase. These assets are recognized at fair value.

m. *Earnings per share*

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options and RSUs outstanding. Under the treasury stock method:

- The exercise of stock options and RSUs is assumed to occur at the beginning of the period;
- The proceeds from the exercise of stock options and RSUs plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and,
- The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

n. Income taxes

Tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in the consolidated statements of loss and comprehensive loss except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result from the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

- Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
- Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and,
- Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is more likely than not that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer more likely than not that the related tax benefit will be realized.

o. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company's products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the US dollar.

Non-derivative financial assets

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Marketable securities are classified as financial assets at fair value through profit or loss and are measured at fair value. The unrealized gains or losses related to changes in fair value of marketable securities are reported in the consolidated statements of loss.

Non-derivative financial liabilities

Accounts payable and accrued liabilities are accounted for at amortized cost, using the effective interest rate method.

Hedge derivatives

The Company applies hedge accounting to the following derivative instruments:

- Copper contracts, which hedge a portion of the copper components of its future concentrate sales, that are not subject to the streaming agreement with Royal Gold at the Mount Milligan Mine ("copper contracts");
- Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan operations ("fuel hedge contracts"); and,
- Foreign exchange contracts to hedge a portion of its future Canadian-denominated expenditures ("foreign exchange contracts").

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. The Company calculates and monitors the hedge ratio, which is resulting from the quantity of the hedged item that the entity hedges and the quantity of the hedging instrument that the entity uses to hedge that quantity of hedged item. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company's copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive loss. The amounts accumulated in other comprehensive loss are reclassified to the consolidated statements of loss and comprehensive loss, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized. Fair value changes for copper contracts are reclassified to revenue, fuel contracts to production costs, and foreign exchange contracts to production costs, corporate administration or care and maintenance costs.

Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of loss and comprehensive loss. When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive loss remain in other comprehensive loss until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the consolidated statements of loss and comprehensive loss as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the consolidated statements of loss.

Non-hedge derivatives

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedge derivatives at each reporting date are included in

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

consolidated statements of loss as other non-operating expenses, while changes in the fair value of spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

Recently Issued Accounting Pronouncements

IAS 1, Presentation of Financial Statements

In January 2020, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, to clarify one of the requirements under the standard for classifying a liability as non-current in nature. The amendment includes:

- Specifying that an entity's right to defer settlement must exist at the end of the reporting period;
- Clarifying that classification is unaffected by management's intentions or expectations about whether the entity will exercise its right to defer settlement;
- Clarifying how lending conditions affect classification; and
- Clarifying if the settlement of a liability refers to the transfer of cash, equity instruments, other assets or services.

The Company will perform an assessment of the amendment on its financial statements prior to the effective date of January 1, 2024. Based on the currently available information, the Company does not anticipate any impact from this amendment on its financial statements.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company's accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

    i.   *Impairment and impairment reversal of long-lived assets*

Significant judgment is required in assessing indicators of impairment or impairment reversal of long-lived assets. For each asset or CGU, the Company completes an evaluation at each reporting period of potential indicators of impairment or impairment reversal. The Company considers both external and internal sources of information in assessing whether there are any indications that assets or CGUs may be impaired. Judgment is required around significant adverse changes in the business climate which may be indicators of impairment such as a significant decline in the Company's market capitalization relative to its net asset carrying value, prolonged significant changes in commodity prices, discount rates and significant changes to life-of-mine plans. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, closure and environmental remediation costs, value per in-situ gold equivalent ounce estimates and capital equipment values. These estimates and assumptions are subject to risk and uncertainty, particularly in circumstances where there is limited operating history of the asset or CGU. Judgment is also required in determining the appropriate valuation method for mineralization and ascribing anticipated economics to mineralization in cases where limited, dated or no comprehensive economic study has been completed. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of assets or CGUs. Changes in these estimates which decrease or increase the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment loss or reversal. While management believes that estimates of future

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

ii. *Provision for reclamation*

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on a periodic basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Changes in future costs could materially impact the estimate of reclamation provision. The provision represents management's best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any, or a combination of, the key assumptions used to determine the provisions, could have a material impact on the carrying value of the provisions.

iii. *Deferred income taxes*

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management's expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the consolidated statements of financial position. If actual results differ from these estimates, adjustments are made in subsequent periods.

The Company recognizes deferred income tax benefits related to deferred income tax assets to the extent recovery is more likely than not. Assessing the recoverability of deferred income tax assets requires management to make estimates of future taxable profits. Management generally uses estimates of future taxable profit over the next three years to carry out its assessment. To the extent that future cash flows and taxable profit differ significantly from estimates, the ability of the Company to utilize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from such deferred income tax assets.

iv. *Mineral reserves and resources estimation*

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, foreign exchange rates, production costs, capital expenditures, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
 (Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the consolidated financial statements:

- The carrying value of the Company's property, plant and equipment may be affected due to changes in estimated future cash flows;
- Depreciation, depletion and amortization charge of assets using the units-of-production method;
- Estimate of recoverable value of CGUs used for the purpose of impairment or impairment reversal tests of long-lived assets;
- Estimated timing and costs of reclamation activities;
- Deferred income and mining taxes, in particular, the evaluation of unrecognized deferred income and mining tax assets; and,
- Expected future economic benefit of expenditures, including stripping and development activities recognized in the statements of financial position as either part of mine properties or inventories.

v.   *Global Arrangement Agreement ("Arrangement Agreement")*

Significant judgment was required to determine that all the transactions prescribed in the Arrangement Agreement, entered with, among others, Kyrgyzaltyn JSC ("Kyrgyzaltyn") and the Kyrgyz Republic, should be based on the stated legal form or accounted for as a single combined equity transaction.

5. Impairment loss

Berg Property

On December 22, 2023, the Company entered into a Purchase Agreement with Surge Copper Corp to sell the Company's 100% interest in the non-core Berg Property for share consideration of $1.5 million.

The Company completed the sale on January 19, 2024. As a result of this transaction, the Company re-measured the Berg Property at the lower of its carrying amount and fair value less costs to sell and recognized an impairment loss of $4.1 million in the consolidated statements of loss and comprehensive loss. As at December 31, 2023, the Berg Property was re-classified as an asset held-for-sale.

Kemess Project

The Company owns 100% interest in the Kemess Project. In 2022, the Company incurred only care and maintenance expenses at the Kemess Project and no exploration or evaluation activities took place. In the fourth quarter of 2022, in connection with the annual budget update process as well as the periodic assessment of the Company's CGUs, the Company identified the Kemess Project as non-core and no further expenditures or evaluation studies were planned for the project in 2023 or in the near future as the Company prioritizes advancement of its other projects. The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2022.

In 2023, the Company continued to incur only care and maintenance expenses at the Kemess Project and very limited exploration or evaluation activities took place. As a result of a detailed costs review in conjunction with the re-evaluation of new technical concepts for the project in the fourth quarter of 2023, the Company made a decision to reclassify reserves to resources and reduce the total quantity of mineral resources attributed to the Kemess Project.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company identified this as an indicator of impairment that suggested that the carrying amount of the Kemess Project may exceed its recoverable amount and an impairment test was performed as at December 31, 2023.

The estimated recoverable amount of the Kemess Project CGU as at December 31, 2022 and 2023 was determined on the basis of fair value less cost of disposal ("FVLCD") and calculated using a combination of (1) market approach and a value per in-situ gold equivalent ounce metric by reference to comparable public companies applied to existing reserves and resources and (2) valuation of the capital equipment at site. The Company applied a range of $19.30 to $32.50 (2022 - $12.10 to $22.40) per in-situ gold equivalent ounce to determine the value of gold and silver mineral reserves and resources and a range of $6.00 to $6.20 (2022 - $4.00 to $6.60) per in-situ gold equivalent ounce to determine the value of copper mineral reserves and resources. The valuation of the capital equipment on site estimated the value of the equipment on site based on its age, condition, and other factors.

As the Kemess Project's carrying amount exceeded its estimated FVLCD, an impairment loss of $30.0 million (2022 - $145.9 million ($138.2 million, net of tax)) was recognized in the impairment loss line item in the consolidated statements of loss and reflected in the "Corporate and other" category in the Company's segment disclosure (note 26). The approach to determine FVLCD uses significant unobservable inputs and is therefore considered Level 3 fair value measurement under the fair value hierarchy.

Öksüt Mine

In the third quarter of 2022, the Company identified an indicator of impairment in connection with the decision to suspend leaching activities at the Öksüt Mine in August 2022 and the requirement to obtain an amended Environment Impact Assessment prior to a full restart of operations. As a result, the Company performed an impairment test on its Öksüt Mine during the third quarter of 2022 and concluded that no impairment was required.

Key assumptions

The determination of the recoverable amount with Level 3 input of the fair value hierarchy, includes the following key applicable assumptions:

- Value per gold equivalent ounce estimates were determined based on comparable gold and copper public companies;
- Gold and copper price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date;
- Estimates of the fair value attributable to mineralization are based on various assumptions, including determination of the appropriate valuation method for mineralization, ascribing anticipated economics to mineralization in cases where only limited or no comprehensive economic study has been completed and a value per ounce applied to such mineralization. The resources used were consistent with the resource volumes approved as part of the Company's process for the estimation of mineral reserves and resources;
- Value attributed to categories of capital equipment was determined based on its physical condition and certain characteristics, prevailing secondary market prices and estimated selling and transportation costs.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Amounts Receivable

	2023		2022
Gold and copper concentrate sales receivable[1]	$ **28,103**	$	34,715
Molybdenum sales receivable[1]	**36,793**		47,613
Consumption and income tax receivables[2]	**3,326**		5,703
Other receivables	**2,541**		4,130
Total amounts receivable	$ **70,763**	$	92,161

[1] Includes provisionally-priced receivables subject to mark-to-market adjustment (note 24b).
[2] Includes the current portion of value-added tax ("VAT") receivable of $0.1 million (December 31, 2022 - $2.7 million) at the Öksüt Mine. The non-current portion of VAT receivable is included in other non-current assets (note 10).

7. Inventories

	2023		2022
Stockpiles of ore[1]	$ **32,610**	$	46,060
Gold in-circuit[2]	**8,099**		48,358
Ore on leach pads	**45,368**		28,025
Gold doré	**13**		17
Copper and gold concentrate	**23,720**		15,226
Molybdenum inventory[3]	**74,897**		105,060
Total product inventories	**184,707**		242,746
Supplies (net of provision)[4]	**72,595**		74,053
Total inventories	$ **257,302**	$	316,799

[1] Includes ore in stockpiles that might or might not be scheduled for processing within the next 12 months, but is available on-demand.
[2] Includes $nil (2022 - $46.9 million) being the cost of stored gold-in-carbon inventory at the adsorption, desorption and recovery ("ADR") plant at the Öksüt Mine.
[3] Includes a positive fair value adjustment of $0.5 million (2022 - positive $28.5 million). During the year ended December 31, 2023, impairment losses of $3.7 million (2022 - $2.9 million) were recorded within production costs to reduce the carrying value of molybdenum inventories to their net realizable value.
[4] Net of a provision for supplies inventory obsolescence of $9.3 million as at December 31, 2023 (December 31, 2022 - $10.7 million). The non-current portion of supplies inventory is included in other non-current assets.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Other current assets and liabilities

		2023		2022
Other current assets				
Current portion of derivative assets[1]	$	**10,304**	$	11,791
Receivable from Orion[2]		**—**		25,000
Prepaid insurance expenses		**5,999**		7,213
Deposits for consumable supplies		**3,629**		1,686
Marketable securities		**2,834**		830
Asset held-for-sale (note 5)		**1,510**		—
Other		**745**		3,264
Total other current assets	$	**25,021**	$	49,784
Other current liabilities				
Current portion of lease obligations (note 13)	$	**6,106**	$	5,245
Current portion of derivative liabilities[1]		**2,965**		14,189
Current portion of provision for reclamation (note 12)		**28,087**		10,941
Deferred milestone payment[3]		**—**		30,871
Share repurchase liability (note 20)		**8,084**		—
Deferred revenue[4]		**9,536**		12,283
Total other current liabilities	$	**54,778**	$	73,529

[1] Relates to the gold, diesel, foreign exchange, and copper hedging contracts (note 24a).
[2] Relates to the payment from the Orion Resource Partners (USA) LP ("Orion") which was receivable as part of the 2021 disposition of the Greenstone Partnership and was received in December 2023 (note 28).
[3] The deferred milestone payment related to the acquisition of the Goldfield Project and was disbursed in September 2023 (note 27).
[4] Relates to an advance payment received on the gold and copper concentrate for which the control transferred in the subsequent period.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment ("PP&E"):

	Buildings, Plant and Equipment	Mineral Properties[1]	Capitalized Stripping Costs	Construction in Progress	Total
Cost					
January 1, 2022	$ 1,061,812	$ 382,645	$ 59,062	$ 57,808	$ 1,561,327
Additions	11,279	205,518	—	58,310	275,107
Disposal	(2,144)	—	—	—	(2,144)
Transfers	65,196	3,284	—	(68,480)	—
Balance December 31, 2022	**$ 1,136,143**	**$ 591,447**	**$ 59,062**	**$ 47,638**	**$ 1,834,290**
Additions	17,961	16,661	20,780	66,254	121,656
Disposal	(6,609)	(4,723)	—	—	(11,332)
Transfers	39,106	4,330	—	(43,436)	—
Reclassified to assets held-for-sale[2]	—	(5,611)	—	—	(5,611)
Balance December 31, 2023	**$ 1,186,601**	**$ 602,104**	**$ 79,842**	**$ 70,456**	**$ 1,939,003**
Accumulated depreciation and other charges					
January 1, 2022	$ 226,337	$ 27,747	$ 35,152	$ —	$ 289,236
Charge for the year	98,236	20,179	9,472	—	127,887
Disposals	(1,528)	—	—	—	(1,528)
Impairment [3]	80,250	48,950	—	16,703	145,903
Balance December 31, 2022	**$ 403,295**	**$ 96,876**	**$ 44,624**	**$ 16,703**	**$ 561,498**
Charge for the year	95,703	19,160	125	—	114,988
Disposals	(4,989)	—	—	—	(4,989)
Impairment [4]	—	34,101	—	—	34,101
Reclassified to assets held-for-sale[2]	—	(4,101)	—	—	(4,101)
Balance December 31, 2023	**$ 494,009**	**$ 146,036**	**$ 44,749**	**$ 16,703**	**$ 701,497**
Net book value					
Balance January 1, 2023	$ 732,848	$ 494,571	$ 14,438	$ 30,935	$ 1,272,792
Balance December 31, 2023	**$ 692,592**	**$ 456,068**	**$ 35,093**	**$ 53,753**	**$ 1,237,506**

[1] Includes exploration and evaluation assets of $250.3 million related to the Goldfield Project and Kemess Project.
[2] Relates to the non-core Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).
[3] Relates to impairment of the Kemess Project (note 5).
[4] Relates to impairment of the Kemess Project and impairment of the Berg Property classified as an asset held-for-sale as at December 31, 2023 (note 5).

During the year ended December 31, 2023, $121.7 million of additions were capitalized to PP&E. During the year ended December 31, 2022, $275.1 million of additions were capitalized to PP&E, including the $208.2 million related to the acquisition of Goldfield Project and associated transaction costs (note 27). During the year ended December 31, 2023, the Company entered into lease arrangements resulting in right-of-use asset additions of $16.5 million (2022 - $1.1 million).

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the year ended December 31, 2023, the Company disposed of PP&E with a carrying value of $6.3 million (2022 – $0.6 million). The net loss on disposal of $1.5 million (2022 – net gain of $1.4 million) was recorded in the other non-operating income line item in the consolidated statements of loss.

10. Other non-current assets and liabilities

	2023	2022
Other non-current assets		
VAT receivable[1]	$ 8,688	$ 612
Non-current derivative assets[2]	5,332	5,527
Non-current supplies inventory	1,732	1,732
Other	3,581	2,686
Total other non-current assets	$ 19,333	$ 10,557
Other non-current liabilities		
Non-current portion of lease obligations (note 13)	$ 18,102	$ 8,730
Post-retirement benefits	1,244	862
Non-current derivative liabilities[2]	366	4,588
Total other non-current liabilities	$ 19,712	$ 14,180

[1] Relates to the Öksüt Mine.
[2] Relates to the diesel, foreign exchange and copper hedging contracts (note 24a).

11. Accounts payable and accrued liabilities

	2023	2022
Trade payables and accruals[1]	$ 77,886	$ 111,222
Royalties payable [2]	48,697	22,224
Wages, salaries and benefits payable	9,561	7,677
Amount due on the settlement of derivatives	5,209	—
Amount due to Royal Gold[3]	53,828	53,749
Liability for share-based compensation (note 20)	6,526	4,561
Total accounts payable and accrued liabilities	$ 201,707	$ 199,433

[1] Includes $12.5 million of provisionally-priced payables at the Molybdenum BU, subject to fair value adjustment as at December 31, 2023 (2022 - $64.2 million) (note 24b).
[2] Includes amounts related to the Öksüt Mine, payable to the Turkish government authorities and amounts related to the Mount Milligan Mine, payable to H.R.S. Resources Corp.
[3] Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

12. Reclamation

a.   Reclamation provision

The Company completed its regularly scheduled update to its closure costs estimates in December 2023. The following table reconciles the beginning and ending carrying amounts of the Company's provision for reclamation. The settlement of the provision is estimated to occur through to 2136.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

		2023		2022
Non-operating sites [1]				
Balance, beginning of year	$	**175,121**	$	267,736
Changes in cost estimates		**32,956**		65,087
Changes in discount rate		**1,407**		(152,749)
Accretion		**6,554**		4,211
Liabilities settled		**(222)**		(3,926)
Foreign exchange revaluation		**2,514**		(5,238)
Balance, end of year	$	**218,330**	$	175,121
Operating sites [1]				
Balance, beginning of year	$	**63,688**	$	69,744
Changes in cost estimates		**14,664**		10,618
Changes in discount rate		**756**		(15,771)
Accretion		**2,413**		1,405
Foreign exchange revaluation		**802**		(2,308)
Balance, end of year	$	**82,323**	$	63,688
Current portion of reclamation provision [2]		**28,087**		10,942
Non-current portion of reclamation provision		**272,566**		227,867
Total provision for reclamation	$	**300,653**	$	238,809

[1] Non-operating sites include the Endako Mine, Thompson Creek Mine, Kemess Project and Goldfield Project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
[2] Relates to the Endako Mine and Kemess Project.

For the year ended December 31, 2023, the nominal risk-free interest rates used in discounting the reclamation provision were in the range of 3.09% to 3.88% (2022 - 3.30% to 3.98%) at operating sites and in the range of 3.02% to 4.03% (2022 - 3.29% to 3.97%) at non-operating sites.

b.   *Reclamation expense (recovery)*

Reclamation expense recognized in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2023 was $34.4 million (2022 - reclamation recovery of $94.0 million), and was due to the following factors:

		2023		2022
Changes in cost estimates	$	**32,550**	$	38,989
Changes in discount rate		**1,407**		(133,224)
Other		**421**		214
Total reclamation expense (recovery)	$	**34,378**	$	(94,021)

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2023, the Company has provided the regulatory authorities with $259.2 million (December 31, 2022 - $196.7 million) in reclamation bonds and letters of credit for mine closure obligations.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

13. Leases

The following table is a maturity analysis of the Company's contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2023	2022
Less than one year	$ 7,014	$ 5,801
One to three years	10,736	6,370
More than three years	9,884	2,810
Total undiscounted lease obligations	$ 27,634	$ 14,981

The following table sets out the carrying amounts of ROU assets included in PP&E in the consolidated statements of financial position and the movements during the period:

	2023	2022
Beginning balance	$ 14,132	$ 19,414
Additions	16,528	1,101
Amortization	(6,783)	(6,383)
Ending balance	$ 23,877	$ 14,132

The following table sets out the lease obligations included in the consolidated statements of financial position:

	2023	2022
Current (note 8)	$ 6,106	$ 5,245
Non-current (note 10)	18,102	8,730
Total lease obligations	$ 24,208	$ 13,975

The amounts recognized in the consolidated statements of loss related to lease obligations are as follows:

	2023	2022
Interest expense on lease liabilities	$ 657	$ 679
Amortization of ROU assets	6,783	6,383
Variable lease payments not included in the measurement of lease liabilities[1]	37,046	21,632
Expenses relating to leases of low-value assets and short-term leases	4,231	7,040
Total recognized in the consolidated statements of loss	$ 48,717	$ 35,734

[1] Includes the amounts related to various exploration contracts at the Company's sites and contract mining at the Öksüt Mine. 2022 amounts exclude $14.4 million in contract mining costs which were capitalized to production inventory during the year and were recognized in the consolidated statements of loss in 2023.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

14. Revenue

Total revenue consists of the following:

	2023	2022
Gold revenue	$ 598,632	$ 349,136
Copper revenue	186,791	242,679
Molybdenum revenue	297,917	262,697
Other by-product revenue[1]	19,219	15,719
Revenue from contracts with customers	$ 1,102,559	$ 870,231
Provisional pricing adjustment on concentrate sales[2]	409	(15,293)
Metal content adjustments on concentrate sales	(8,071)	(4,744)
Total revenue	$ 1,094,897	$ 850,194

[1] Includes silver, rhenium and sulfuric acid sales.
[2] Includes mark-to-market adjustment related to 11.9 million pounds of copper, 26,889 ounces of gold, and 102,599 pounds of molybdenum (December 31, 2022 - 17.4 million pounds of copper, 33,672 ounces of gold, and 563,302 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

Total revenue by metals, including metal content and provisional pricing adjustments on concentrate sales, is as follows:

	2023	2022
Gold revenue	$ 598,676	$ 350,224
Copper revenue	180,993	216,487
Molybdenum revenue	296,121	267,829
Other by-product revenue	19,107	15,654
Total revenue	$ 1,094,897	$ 850,194

Customer Information

The following table presents sales to the individual customers that exceed 10.0% of total revenue:

	Region	2023	2022
Customer 1	Türkiye	$ 380,488	$ 101,593
Customer 2	Canada	159,068	130,340
Customer 3	Canada	—	190,705
Total sales to customers exceeding 10.0% of total revenue		$ 539,556	$ 422,638
Percentage of total revenue		49.3 %	49.7 %

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

15. Corporate administration

		2023		2022
Administration and office costs	$	**35,643**	$	46,334
Share-based compensation expense[1]		**9,232**		913
Corporate administration	$	**44,875**	$	47,247

[1] Relates to the Company's share-based compensation plans and the related liability of $6.5 million as at December 31, 2023 (December 31, 2022 - $4.6 million).

16. Other operating expenses

		2023		2022
Selling and marketing[1]	$	**12,219**	$	12,895
Öksüt Mine standby costs[2]		**15,380**		—
Other, net		**1,979**		3,766
Other operating expenses	$	**29,578**	$	16,661

[1] Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth processing facility.
[2] Includes costs incurred at the Öksüt Mine that could not be capitalized to production inventory during the period of suspension of operations, which ended in early June 2023.

17. Other non-operating income

		2023		2022
Interest income[1]	$	**(19,530)**	$	(9,419)
Gain on the termination of employee defined benefit health insurance plan[2]		**—**		(4,246)
Foreign exchange loss (gain)		**1,819**		(4,933)
Loss on revaluation of marketable securities		**1,085**		1,378
Loss on non-hedge derivatives		**2,922**		—
Loss (gain) on sale of PP&E		**1,506**		(1,431)
Kumtor Mine litigation and related costs[3]		**—**		15,036
Other expenses		**1,064**		1,732
Other non-operating income	$	**(11,134)**	$	(1,883)

[1] Primarily includes interest on bank term deposits.
[2] Relates to the employee health benefits plan at the Langeloth processing facility.
[3] Primarily includes legal fees related to the Company's international arbitration claim against the Kyrgyz Republic, negotiations with the government of Kyrgyz Republic and the filing for protection under Chapter 11 under the Federal US Bankruptcy Code by Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and related consulting costs that were all completed in 2022.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

18. Finance costs

	2023	2022
Standby and transaction fees[1]	$ 4,512	$ 2,245
Accretion expense on the provision for reclamation	8,967	5,616
Interest expense on lease liabilities	657	679
Other financing fees	1,209	983
Total finance costs	**$ 15,345**	**$ 9,523**

[1] The 2023 Standby and transaction fees amount includes transactions costs related to the renewal of the revolving credit facility (the "Corporate Facility") (note 25).

19. Income taxes

a. *Income tax expense*

	2023	2022
Current income tax expense	$ 85,672	$ 37,068
Deferred income tax expense (recovery)	9,240	(4,292)
Total income tax expense	**$ 94,912**	**$ 32,776**

Income tax expense (recovery) attributable to each geographical jurisdiction for the Company is as follows:

	2023	2022
Türkiye	$ 91,744	$ (1,251)
Canada	3,168	33,721
Netherlands	—	306
	$ 94,912	$ 32,776

Income tax expense differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings (loss) before income tax as follows:

	2023	2022
Earnings (loss) before income tax	$ 13,634	$ (44,433)
Income tax at statutory tax rate of 26.5%	3,613	(11,775)
Increase (decrease) due to:		
Difference between Canadian and foreign tax rates[1]	10,814	(11,406)
Change in unrecognized deductible temporary differences[2]	63,483	51,858
Impact of foreign currency on deferred tax balances	6,323	(3,831)
Non-deductible costs	3,298	6,102
Local mining taxes	1,427	1,330
Impact of tax legislation/rate change	5,933	—
Other	21	498
Income tax expense	**$ 94,912**	**$ 32,776**

Centerra Gold Inc.
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

(1) Income tax expense in 2023 included $11.5 million withholding tax expense (2022 - $1.0 million withholding tax recovery) related to the Öksüt Mine.
(2) The change in unrecognized deductible temporary differences consists of $33.3 million for Canada (December 31, 2022 - $64.0 million), $19.9 million for the United States (December 31, 2022 - ($6.0) million) and $10.3 million for Türkiye (December 31, 2022 - ($6.1) million).

b. Deferred income tax assets and liabilities

The following are significant components of deferred income tax assets and liabilities:

		2023		**2022**
Deferred income tax assets				
Provisions and Tax Credits	**$**	**49,122**	$	41,753
Tax losses		**58,381**		73,227
Total deferred income tax assets	**$**	**107,503**	$	114,980
Deferred income tax liabilities				
Inventory	**$**	**(2,232)**	$	(5,950)
Property, plant and equipment		**(52,680)**		(55,849)
Investments in subsidiaries		**(11,500)**		—
Total deferred income tax liabilities	**$**	**(66,412)**	$	(61,799)
Net deferred income tax assets	**$**	**41,091**	$	53,181

The deferred income tax asset of $107.5 million is expected to be realized in more than one year. The deferred income tax liability of $66.4 million is expected to be realized in more than one year.

After offsetting deferred income tax assets against deferred income tax liabilities in the same taxable entity, the resulting balances are as follows:

		2023		**2022**
Deferred income tax assets	**$**	**57,900**	$	61,900
Deferred income tax liabilities		**(16,809)**		(8,719)
Net deferred income tax assets	**$**	**41,091**	$	53,181

A reconciliation of the movements of the net deferred income tax assets is provided below:

		2023		**2022**
Balance at the beginning of year	**$**	**53,181**	$	46,439
Deferred income tax (expense) recovery recognized in the statements of loss		**(9,240)**		4,292
Deferred income tax (expense) recovery recognized in other comprehensive loss		**(2,850)**		2,450
Balance at the end of the year	**$**	**41,091**	$	53,181

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company has not recognized deferred income tax assets with respect to the following deductible temporary differences:

	2023	2022
Deductible temporary differences[1]	$ 465,700	$ 458,400
British Columbia mining tax deductible temporary differences	776,600	655,200
British Columbia mining tax credits	1,700	1,300
Capital losses	7,000	4,800
Total deductible temporary differences	**$ 1,251,000**	**$ 1,119,700**

[1]   The deductible temporary differences consist of $306.9 million for Canada (December 31, 2022 - $335.1 million), $116.0 million for the United States (December 31, 2022 - $123.3 million) and $42.8 million for Türkiye (December 31, 2022 - nil).

The capital loss carry forwards and deductible temporary differences have no expiry date.

Expiry dates of tax losses		2029	**Thereafter**	**Total**
Non-capital tax losses[1]				
Canada	$	9,746	$ 770,207	$ 779,953
United States		909	281,530	282,439
	$	10,655	$ 1,051,737	$ 1,062,392

[1]   Represents the gross amount of tax loss carry forwards translated at the closing exchange rate as at December 31, 2023.

The non-capital tax losses include $825.7 million of losses which are not recognized as deferred income tax assets. In addition, the non-capital tax losses for the United States include $74.6 million that are restricted due to the change in ownership.

20. Shareholders' equity

a.   Repurchases and cancellation of shares

Kyrgyzaltyn transaction

On July 29, 2022, the Company announced the closing of the Arrangement Agreement. As a result of the completion of the Arrangement Agreement, the Company repurchased and cancelled all of Kyrgyzaltyn's 77,401,766 Centerra common shares for the total consideration of $93.3 million, including $7.0 million paid in direct and incremental transaction costs.

NCIB

On October 11, 2022 the Company announced that it had received approval from the Toronto Stock Exchange ("TSX") to establish a normal course issuer bid program. Under the NCIB, Centerra was able to purchase for cancellation up to an aggregate of 15,610,813 common shares in the capital of the Company during the twelve-month period commencing on October 13, 2022 and ended on October 12, 2023, representing 10% of the public float.

On November 3, 2023, the Company announced that it had received approval from the TSX to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2023 and ending on November 6, 2024, representing approximately 10% of the public float.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

During the year ended December 31, 2023, the Company repurchased and cancelled 3,475,800 common shares (2022 - 2,183,900 common shares) for a total consideration of $20.4 million (2022 - 11.2 million) at an average price of $5.87 (2022 - $5.11) per share as part of its authorized NCIB program. The total consideration received for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

The calculation of basic and diluted weighted average common shares for the year ended December 31, 2023 and December 31, 2022 included the impact of the cancellation of these common shares.

On November 7, 2023, the Company initiated the Automatic Share Purchase Plan ("ASPP") under the NCIB program by authorizing its independent broker to repurchase the fixed total value of Centerra commons shares up to $10.2 million (C$13.5 million) during the period ending February 29, 2024. As at December 31, 2023, the amount remaining for share repurchase under the ASPP authorization is $8.1 million (C$10.7 million). The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.

b. Loss per share

Computation for basic and diluted loss per share:

		2023		2022
Net loss	$	(81,278)	$	(77,209)
Dilutive impact related to the PSU plan[1]		(2,717)		(5,580)
Diluted loss	$	(83,995)	$	(82,789)
Basic weighted average common shares (in thousands)		217,245		265,091
Dilutive impact related to the PSU plan (in thousands)[1]		1,164		1,207
Diluted weighted average common shares (in thousands)		218,409		266,298
Loss per share:				
Basic	$	(0.37)	$	(0.29)
Diluted	$	(0.38)	$	(0.31)

[1] Relates to the Company's Performance Share Unit Plan.

For the years ended December 31, 2023 and 2022, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted loss per share due to the exercise prices being greater than the average market price of the Company's common shares for the respective periods.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2023	2022
RSUs and stock options excluded from loss per share (in thousands)	1,736	1,156
ASPP impact excluded from loss per share (in thousands)	1,021	—

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c.   *Share-based compensation*

The impact of share-based compensation as of and for the years ended December 31, 2023 and 2022 is summarized as follows:

	2023		2022	
	Expense	**Liability**	Expense	Liability
Stock options	$ **2,407** $	**—** $	875 $	—
Performance share units	**1,564**	**2,449**	(1,355)	1,113
Deferred share units	**793**	**1,366**	(399)	2,363
Restricted share units	**5,234**	**2,711**	1,649	1,086
	$ **9,998** $	**6,526** $	770 $	4,562

Employee Stock Options

Under the Company's Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra's stock options transactions during the year ended December 31, 2023 and 2022 were as follows:

	2023			2022		
	Number of Options		**Weighted Average Exercise Price**	Number of Options		Weighted Average Exercise Price
Balance, January 1	**3,770,072**	**C$**	**8.37**	3,223,475	C$	9.23
Granted	**564,499**		**8.30**	1,568,800		6.94
Forfeited	**(1,099,078)**		**(8.48)**	(463,514)		(12.20)
Exercised	**(304,535)**		**(6.37)**	(558,689)		(6.14)
Outstanding, end of year	**2,930,958**	**C$**	**8.60**	3,770,072	C$	8.37
Options exercisable, end of year	**1,567,231**	**C$**	**9.17**	1,670,056	C$	8.45

The weighted average market price of shares issued for options exercised in the year ended December 31, 2023 was C$7.74 (December 31, 2022 - C$10.88).

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following table summarizes information related to share options outstanding at December 31, 2023:

	Share options outstanding			Share options exercisable		
Range	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price	Number of options outstanding	Weighted Average remaining contractual life (years)	Weighted average exercise price
C$6.71 - C$6.86	490,144	2.80	$6.73	490,144	2.80	$6.73
C$6.87 - C$6.99	1,087,686	6.88	6.94	362,553	6.88	6.94
C$7.00 - C$10.32	559,807	6.53	8.14	59,843	0.18	7.32
C$10.33 - C$12.37	432,966	5.17	12.22	294,336	5.17	12.22
C$12.38 - C$17.98	360,355	4.37	12.54	360,355	4.37	12.54
Total	**2,930,958**	**5.57**	**$8.60**	**1,567,231**	**4.45**	**$9.17**

The Company used the Black-Scholes Option Pricing Model to estimate fair value of stock options using the following weighted average assumptions:

	2023	2022
Expected stock price volatility	47.61% - 63.81%	48.98% - 49.13%
Risk-free interest rate	3.83% - 4.15%	3.61% - 3.80%
Expected life (in years)	4.0 - 5.0	4.0 - 5.0
Expected dividend yield	3.85% - 4.45%	5.19% - 5.52%
Exercise price	$7.04 - $8.78	$6.94

Performance Share Unit plan

Centerra's PSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	**1,206,617**	1,377,408
Granted	**613,929**	873,123
Exercised	**(358,585)**	(675,729)
Forfeited	**(297,866)**	(368,185)
Balance, December 31	**1,164,095**	1,206,617

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Deferred Share Unit plan

Centerra's DSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	453,694	382,848
Granted	80,780	70,846
Exercised	(260,413)	—
Balance, December 31	274,061	453,694

Restricted Share Unit plan

Centerra's RSU plan transactions during the years ended December 31, 2023 and 2022 were as follows:

Number of units	2023	2022
Balance, January 1	996,655	939,676
Granted	1,211,286	370,369
Redeemed	(153,857)	(290,098)
Forfeited	(130,726)	(23,292)
Balance, December 31	1,923,358	996,655

d.   ESPP

In 2023, 154,901 common shares were subscribed for under the ESPP (2022 – 132,966 common shares) for a value of $0.9 million (2022 – $0.9 million).

e.   Dividends

On February 22, 2024, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on March 13, 2024.

21. Supplemental cash flow disclosures

a.   Bank interest received

During the year ended December 31, 2023, the Company received bank interest included in interest income (note 17) in the amount of $18.4 million (2022 - $8.3 million).

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. *Changes in working capital*

		2023		2022
Decrease (increase) in amounts receivable	$	**6,766**	$	(13,646)
Decrease (increase) in inventories		**40,229**		(76,404)
Decrease (increase) in other current assets		**7,173**		(134)
(Decrease) increase in accounts payable and accrued liabilities		**(8,578)**		30,955
Decrease in income taxes payable		**(2,353)**		(4,803)
Changes in working capital	$	**43,237**	$	(64,032)

c. *Changes in liabilities arising from financing activities*

		As at December 31, 2022		Changes from financing cash flows		Lease obligation additions		Impact of foreign exchange		Other		As at December 31, 2023
Lease obligations[1]	$	13,975	$	(6,803)	$	16,442	$	(63)	$	657	$	24,208
Total liabilities from financing activities	$	**13,975**	$	**(6,803)**	$	**16,442**	$	**(63)**	$	**657**	$	**24,208**

[1] Current portion of lease obligations included in other current liabilities (note 8). Non-current portion of lease obligations included in other liabilities (note 10).

		As at December 31, 2021		Changes from financing cash flows		Lease obligation additions		Impact of foreign exchange		Other		As at December 31, 2022
Lease obligations	$	20,197	$	(6,755)	$	837	$	(983)	$	679	$	13,975
Total liabilities from financing activities	$	**20,197**	$	**(6,755)**	$	**837**	$	**(983)**	$	**679**	$	**13,975**

22. Commitments and contingencies

Commitments

The Company had the following purchase commitments as of December 31, 2023, of which $8.2 million related to capital expenditures:

		2024	2025	2026	2027	Thereafter		Total
Purchase and capital commitments[1]	$	345,638 $	22,755 $	342 $	— $	—	$	368,735

[1] Includes amounts contracted for molybdenum concentrate purchases at the Langeloth Facility of $248.2 million.

Contingencies

On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Mount Milligan Mine Royalty

The Company received a notice of civil claim in the first quarter of 2020 from H.R.S. Resources Corp. ("H.R.S."), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim over what the Company has accrued, is not material.

23. Related party transactions

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2023 and 2022, remuneration to key management personnel was as follows:

Compensation of key management personnel

		2023		2022
Director fees earned and other compensation	$	**539**	$	740
Salaries and benefits, including severance		**7,832**		12,568
Share-based compensation		**3,574**		273
Total compensation	$	**11,945**	$	13,581

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

24. Financial instruments

The Company's financial instruments include marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.

a. Derivative financial instruments

The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company's derivative counterparties are syndicate members of the Company's Corporate Facility (revolving credit facility where $398.1 million is available to be drawn upon), mitigating credit risk. The Company monitors its derivative position exposures on an ongoing basis.

	December 31, 2023		December 31, 2022
Derivative instrument assets			
Current			
Foreign exchange contracts	$ 5,621	$	112
Fuel contracts	534		2,572
Gold contracts	495		—
Royal Gold deliverables[1]	1,275		1,410
Copper contracts	2,379		7,697
	10,304		11,791
Non-current			
Foreign exchange contracts	5,240		633
Fuel contracts	92		444
Copper contracts	—		4,450
	5,332		5,527
Total derivative instrument assets	$ 15,636	$	17,318
Derivative instrument liabilities			
Current			
Foreign exchange contracts	$ 2,272	$	14,088
Fuel contracts	624		80
Royal Gold deliverables[1]	69		21
	2,965		14,189
Non-current			
Foreign exchange contracts	—		4,575
Fuel contracts	366		13
	366		4,588
Total derivative instrument liabilities	$ 3,331	$	18,777

[1] Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at December 31, 2023 that are accounted for as cash flow hedges are summarized below:

| Instrument | Unit | Average Strike Price | | | Type | Total Position[1] |
		2024	2025	2026		
Fuel hedge contracts						
ULSD zero-cost collars	Barrels	$99/$111	$102/$113	N/A	Fixed	45,000
ULSD swap contracts	Barrels	$108	$111	$102	Fixed	137,100
Foreign exchange contracts						
US$/C$ zero-cost collars	CAD	$1.30/$1.36	$1.32/$1.38	N/A	Fixed	363,000,000
US$/C$ forward contracts	CAD	$1.34	$1.35	$1.37	Fixed	421,000,000
Copper contracts						
Copper zero-cost collars	Pounds	$4.00/$5.06	N/A	N/A	Fixed	9,920,790

[1] Total amounts expressed in the units identified.

Fuel contracts

The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2026.

Foreign exchange contracts

The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2026.

Copper contracts

The Company applies hedge accounting to copper contracts it enters into to hedge a portion of the expected copper pounds sold (net of the portion attributable to the Royal Gold streaming agreement) to manage the risk associated with changes to the London Metal Exchange ("LME") copper price. The option collar contracts utilized create a price floor and allow for some participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LME copper price is below the collar floor or above the collar ceiling, respectively, at the time of settlement. These contracts are expected to settle over time by the end of 2024.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive income ("OCI") and the portion of the fair value changes reclassified to the statements of loss:

		2023		2022
Increase (decrease) in the fair value of derivative financial instruments	$	**18,038**	$	(22,616)
Reclassified to net loss		**(7,264)**		13,028
Increase (decrease) in the fair value of derivative instruments included in OCI[1]	$	**10,774**	$	(9,588)

[1] Includes tax expense of $2.8 million for the year ended December 31, 2023 (2022 - tax recovery nil).

Non-hedge derivatives

The non-hedge derivative instruments outstanding as at December 31, 2023 are expected to settle by the end of the second quarter of 2024, and are summarized as follows:

Instrument	Unit	Type	Total Position[1]
Gold Options			
Gold put option contracts	Ounces	Fixed	50,000
Royal Gold deliverables			
Gold forward contracts	Ounces	Float	24,366
Copper forward contracts	Pounds	Float	4,960,000

[1] Total amounts expressed in the units identified.

Gold contracts

The Company has purchased gold put option contracts to manage the risk associated with movements of the London Bullion Market Association ("LBMA") gold prices during anticipated periods of higher gold ounces sales from the Öksüt Mine. The Company initially purchased 100,000 ounces of gold put options, expiring through the second half of 2023 at an average price of $1,937.50 per ounce. The total premium paid for these derivatives was $3.3 million. In the fourth quarter of 2023, the Company purchased additional 50,000 ounces of gold put options, expiring through the first half of 2024, at an average price of $1,975.00 per ounce for the total premium of $2.1 million. The options allow full participation to the upside price movements in the gold price while protecting against downward movements in pricing. The Company records its option contracts at fair value using a market approach based on observable quoted market prices. Mark-to-market adjustments and realized gains are recorded in other non-operating income. For the year ended December 31, 2023, the Company recorded a total loss of $2.9 million associated with this program.

Royal Gold deliverables

For the Royal Gold deliverables, the Company delivers physical gold, as well as copper warrants, to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders, collectively, the customers of the Mount Milligan Mine (the "MTM Customers"), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk,

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

The following table is a sensitivity analysis of what the fair value would be due to an increase or a decrease of 10% in the price of all derivative instruments outstanding as at December 31, 2023:

	Fair value December 31, 2023		Fair value after increase of 10%		Fair value after decrease of 10%
Royal Gold deliverables	$	1,206	$	8,139	$	(5,726)
Gold Contracts	$	495	$	—	$	5,942
Copper contracts	$	2,379	$	551	$	5,292
Fuel contracts	$	(364)	$	783	$	(1,500)
Foreign exchange contracts	$	8,589	$	58,284	$	(45,814)

b.   Provisionally-priced contracts

Amounts receivable

Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. Upon the shipment and sale of molybdenum products to selected customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.

Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.

The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31, 2023		December 31, 2022
Trade receivables prior to mark-to-market adjustment	$	27,313	$	29,624
Mark-to-market adjustment related to gold and copper concentrate sold		2,677		7,294
Mark-to-market adjustment related to molybdenum products sold		174		3,775
Provisionally-priced trade receivables	$	**30,164**	$	40,693

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

As at December 31, 2023 and December 31, 2022, the Company's net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)	
	Unit	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Copper	Pounds	11,850,994	17,439,697	3.89	3.81
Gold	Ounces	26,889	33,672	2,074	1,831
Molybdenum	Pounds	102,599	563,302	20.09	26.88

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.

Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at December 31, 2023 and December 31, 2022, are summarized as follows:

	December 31, 2023	December 31, 2022
Accounts payable prior to fair value adjustment	$ 11,619	$ 28,453
Fair value adjustment to molybdenum concentrate	859	35,743
Provisionally-priced accounts payable	$ 12,478	$ 64,196

As at December 31, 2023 and December 31, 2022, the Company's net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)	
	Unit	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Molybdenum	Pounds	1,404,923	3,308,436	$ 18.88	$ 31.00

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. *Fair value measurement*

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

December 31, 2023

	Level 1	Level 2	Level 3	Total
Financial assets				
Provisionally-priced trade receivables	$ —	$ 30,164	$ —	$ 30,164
Marketable securities	2,834	—	—	2,834
Derivative financial instruments	—	15,636	—	15,636
	$ 2,834	$ 45,800	$ —	$ 48,634
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 12,478	$ —	$ 12,478
Derivative financial instruments	—	3,331	—	3,331
	$ —	$ 15,809	$ —	$ 15,809

December 31, 2022

	Level 1	Level 2	Level 3	Total
Financial assets				
Provisionally-priced trade receivables	$ —	$ 40,693	$ —	$ 40,693
Marketable securities	830	—	—	830
Derivative financial instruments	—	17,318	—	17,318
	$ 830	$ 58,011	$ —	$ 58,841
Financial liabilities				
Provisionally-priced accounts payable	$ —	$ 64,196	$ —	$ 64,196
Deferred milestone payment to Waterton	—	30,871	—	30,871
Derivative financial instruments	—	18,777	—	18,777
	$ —	$ 113,844	$ —	$ 113,844

During the year ended December 31, 2023, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Valuation Techniques

Marketable securities

Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).

Provisionally-priced receivables

The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Provisionally-priced payables

The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company's derivative contracts includes an adjustment for credit risk.

Deferred milestone payment to Waterton

The deferred milestone payment to Waterton, arising from the acquisition of Goldfield Project (note 27), was measured at fair value using the present value method at the date of acquisition. Subsequently, the carrying value of the deferred milestone payment was accreted to its stated amount using the effective interest rate method.

25. Capital and financial risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial and commodity markets. The Company manages its financial and commodity risks in accordance with the financial risk management policy approved by the Company's Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a. Capital risk

The Company's primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company's capital structure consists of lease obligations, letters of credit and equity. The Company has a $398.1 million revolving credit facility (the "Corporate Facility"), which is available to be drawn upon.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company's assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Foreign currency risk

The Company's operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the US dollar, primarily including the Canadian dollar and Turkish lira. The operating results and financial position of the Company are reported in US dollar in the Company's consolidated financial statements. The fluctuation of the US dollar in relation to other currencies will consequently have an impact on the results of the Company and may also affect the value of the Company's assets and liabilities.

The Company utilizes hedging strategies to minimize exposure to the Canadian dollar which includes (but is not limited to) the use of purchased puts, sold calls, collars and forward instruments. The Company does not currently hedge the exposure to the Turkish lira. Based on Canadian dollar denominated assets and liabilities as at December 31, 2023, 10% strengthening of the US dollar against the Canadian dollar and 10% weakening of the US dollar against the Canadian dollar would result in a before-tax impact of $1.1 million gain and a $0.8 million loss, respectively, inclusive of the impact of hedging strategies. Based on the Turkish lira denominated assets and liabilities as at December 31, 2023, 10% strengthening of the US dollar against the Turkish lira and 10% weakening of the US dollar against the Turkish lira would result in a before-tax impact of a $6.8 gain and an $8.3 loss, respectively, on the unhedged currency.

c. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2023, the majority of the cash and cash equivalents were comprised of interest-bearing assets. Based on amounts as at December 31, 2023, a 1% change in interest rates would result in a $6.1 million change to interest income.

No amounts were drawn from the Company's Corporate Facility as at December 31, 2023.

d. Commodity price risk

The profitability of the Company's operations and value of its mineral resource properties is affected by changes in the current and expected future prices of gold, copper and molybdenum. Changes in the price of certain raw materials can also significantly affect the Company's cash flows.

Gold, copper and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold, including central bank reserves management.

To the extent that the price of gold, copper and molybdenum change over time, the fair value of the Company's mineral assets and cash flows improve or decline. A protracted period of depressed prices could impair the Company's operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g., diesel fuel), the Company's profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk for both gold and copper price movements on the Royal Gold stream and fuel hedge contracts to mitigate commodity price risk. The Company will also at times utilize gold and copper contracts to secure the prices for a portion of sales from the Öksüt Mine or Mount Milligan Mine concentrate sales not subject to the Royal Gold stream.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company's cash and cash equivalents, receivables from customers, and certain derivative instruments.

The Company holds its cash and cash equivalents in highly-rated financial institutions resulting in a low level of credit risk. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits. For trade receivables and derivative financial instruments, historical levels of default have been negligible, resulting in a low level of credit risk. The Company mitigates credit risk by dealing with recognized creditworthy counterparties and limiting concentration risk. For derivative financial instrument liabilities, the Company assumes no credit risk when the fair value of an instrument is negative. The Company also manages counterparty risk through maintaining diversification limits for its eligible counterparties.

f. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company finances its operations through a combination of operating cash flows, debt and, from time to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its portfolio of leases and dividend distributions. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt, if necessary, and by monitoring developments in the capital markets. Contractual maturities relating to lease obligations are set out in note 13 and contractual maturities relating to derivative instruments are set out in note 24. Other financial liabilities have maturities within one year of December 31, 2023.

As at December 31, 2023, the Company has available total liquidity of $1,011.0 million (December 31, 2022 - $923.4 million), comprising cash of $612.9 million (2022 - $531.9 million) and the Corporate Facility balance available to be drawn of $398.1 million (2022 - $391.5 million). Corporate Facility availability is reduced by outstanding letters of credit, amounting to $1.9 million as at December 31, 2023.

The Company believes its cash on hand, available cash from the Company's Corporate Facility, and cash flow from the Company's operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2023.

26. Segmented information

The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker ("CODM"). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Year ended December 31, 2023

	Öksüt		Mount Milligan		Molybdenum		Total Segments		Corporate and other		Total	
Revenue	$	380,880	$	407,273	$	306,744	$	1,094,897	$	—	$	1,094,897
Cost of sales												
Production costs		89,613		303,444		312,917		705,974		—		705,974
Depreciation, depletion and amortization		44,098		76,474		4,346		124,918		—		124,918
Earnings (loss) from mine operations	$	247,169	$	27,355	$	(10,519)	$	264,005	$	—	$	264,005
Exploration and evaluation costs		2,091		6,501		13,005		21,597		53,219		74,816
Corporate administration		—		—		—		—		44,875		44,875
Care and maintenance		—		—		16,685		16,685		11,727		28,412
Impairment loss		—		—		—		—		34,101		34,101
Reclamation expense		—		169		21,997		22,166		12,212		34,378
Other operating expenses		15,406		9,626		2,808		27,840		1,738		29,578
Earnings (loss) from operations	$	229,672	$	11,059	$	(65,014)	$	175,717			$	17,845
Other non-operating income										(11,134)		(11,134)
Finance costs										15,345		15,345
Earnings before income tax											$	13,634
Income tax expense										94,912		94,912
Net loss												(81,278)
Additions to PP&E	$	50,491	$	61,964	$	1,976		114,431	$	7,225	$	121,656

Year ended December 31, 2022

	Öksüt		Mount Milligan		Molybdenum		Total Segments		Corporate and other		Total	
Revenue	$	101,593	$	472,472	$	276,129	$	850,194	$	—	$	850,194
Cost of sales												
Production costs		21,142		268,956		284,524		574,622		—		574,622
Depreciation, depletion and amortization		12,576		79,242		5,235		97,053		—		97,053
Earnings (loss) from mine operations	$	67,875	$	124,274	$	(13,630)	$	178,519	$	—	$	178,519
Exploration and evaluation costs		3,860		12,176		—		16,036		50,480		66,516
Corporate administration		—		—		—		—		47,247		47,247
Care and maintenance		—		—		18,377		18,377		14,629		33,006
Impairment loss		—		—		—		—		145,903		145,903
Reclamation recovery		—		—		(94,021)		(94,021)		—		(94,021)
Other operating expenses		2,723		12,031		1,907		16,661		—		16,661
Earnings (loss) from operations	$	61,292	$	100,067	$	60,107	$	221,466			$	(36,793)
Other non-operating income										(1,883)		(1,883)
Finance costs										9,523		9,523
Loss before income tax											$	(44,433)
Income tax expense										32,776		32,776
Net loss												(77,209)
Additions to PP&E[1]	$	14,191	$	49,246	$	1,757	$	65,194	$	209,913	$	275,107

[1] Corporate and other includes PP&E related to the acquisition of the Goldfield Project (note 27).

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Geographical Information

The following table details the Company's revenue by geographic area[1] and information about the Company's non-current assets by location of the assets.

| | Revenue | | Non-current assets | |
| | Year ended December 31, | | As at December 31, | |
	2023	2022	2023	2022
Türkiye	$ 380,880	$ 101,593	$ 204,613	$ 171,195
United States	306,744	276,130	277,052	276,105
Langeloth Facility	306,744	276,130	29,458	32,943
Thompson Creek Mine	—	—	32,788	33,458
Goldfield Project	—	—	213,694	209,670
Other	—	—	1,112	34
Canada	407,273	472,471	824,910	889,696
Mount Milligan Mine	407,273	472,471	703,472	728,193
Endako Mine	—	—	27,937	28,198
Kemess Project	—	—	88,090	123,181
Corporate and other	—	—	5,411	10,124
Other	—	—	8,164	8,253
Total	$ **1,094,897**	$ 850,194	$ **1,314,739**	$ 1,345,249

[1]   Presented based on the location from which the product originated.

27. Acquisition of the Goldfield Project

On February 25, 2022, the Company completed the acquisition of Gemfield Resources LLC, owner of the Goldfield Project in Nevada, USA, from Waterton. Management determined that the assets and processes acquired do not constitute a business and therefore accounted for the transaction as an asset acquisition.

The aggregate purchase consideration for the acquired assets, net of the assumed liabilities was as follows:

Cash consideration[1]	$	176,737
Deferred milestone payment, measured at the fair value on the acquisition date[2]		30,054
Total purchase consideration	$	**206,791**

[1]   Includes a reimbursement of $1.7 million incurred by the seller for the construction of certain water supply infrastructure.
[2]   The milestone payment was to become payable upon the earlier of: (i) the date that is 18 months following closing; (ii) Centerra making a construction decision with respect to the project; and, (iii) a change of control event. At the option of the Company, the deferred milestone payment was payable in cash or common shares of the Company. In September 2023, the Company disbursed the total amount of deferred milestone payment in cash as a result of meeting the condition (i) above.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company allocated the purchase consideration to the acquired assets and liabilities based on their relative fair values at the date of acquisition as follows:

Other current assets	$	64
Property, plant and equipment		205,957
Other non-current assets		1,200
Accounts payable		(153)
Provision for reclamation		(277)
Total assets acquired, net of liabilities assumed	**$**	**206,791**

The Company incurred acquisition-related costs of $2.3 million, which were separately capitalized to the property, plant and equipment acquired.

28. Sale of Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership to an affiliate of the Orion Resource Partners (USA) LP ("Orion"). As a result of the closing of this transaction, the Company received cash consideration of $210.0 million, and recognized an initial gain of $72.3 million in the first quarter of 2021. Pursuant to an agreement dated December 15, 2020, with Orion Resource Partners (USA) LP and Premier Gold Mines Limited, the Company was entitled to receive further contingent consideration, payable no later than 24 months after the construction decision on the Greenstone project and upon the project achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction by the Greenstone Board. As a result, the initial contingent payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. The amount receivable from Orion was paid in December 2023.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment. The Company did not attribute any value to these contingent payments as of December 31, 2023 due to significant uncertainty associated with the Greenstone project.

Centerra Gold Inc.
Notes to the Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

29. Subsequent events

Transaction with Royal Gold

On February 13, 2024, the Company and its subsidiary, TCM entered into an additional agreement with Royal Gold, relating to the Mount Milligan Mine. As part of the agreement, Royal Gold has agreed, among other things, to increase cash payments for Mount Milligan Mine's gold ounces and copper pounds delivered to Royal Gold, starting after the first threshold date ("First Threshold Date") and further increase these cash payments after the second threshold (gold) date ("Second Threshold (Gold) Date") and the second threshold (copper) date ("Second Threshold (Copper) Date").

The First Threshold Date will occur when TCM has delivered to Royal Gold either an aggregate of 375,000 ounces of gold or 30,000 tonnes of copper from shipments occurring after January 1, 2024. The Second Threshold (Gold) Date will occur once TCM has delivered to Royal Gold an aggregate of 665,000 ounces of gold and the Second Threshold (Copper) Date will occur once TCM has delivered to Royal Gold 60,000 tonnes of copper, in each case from shipments occurring after January 1, 2024.

The Company and TCM have agreed to make certain payments and deliveries to Royal Gold, including:

    i.   An upfront cash payment of $24.5 million;

    ii.   A commitment to deliver an aggregate of 50,000 ounces of gold. The first 33,333 ounces are expected to be delivered in tranches of 11,111 ounces after an equivalent number of gold ounces are received by Centerra in relation to the sale of Centerra's 50% interest in the Greenstone Gold Mines Partnership. Any remaining ounces are to be delivered to Royal Gold in quarterly installments equally over a 5-year period, with first delivery to occur by June 30, 2030; and

    iii.   Commencing on January 1 of the fiscal year following the later of delivering to Royal Gold an aggregate of 375,000 ounces of gold and an aggregate of 30,000 tonnes of copper, in each case from shipments occuring after January 1, 2024, but no later than January 1, 2036, payments equal to 5% of the Mount Milligan Mine's annual free cash flow, which increase by an additional 5% of annual free cash flow (for a total of 10% per year) commencing after the latter of the Second Threshold (Gold) Date and Second Threshold (Copper) Date, but no later than January 1, 2036. No payments will be made for a calendar year in which free cash flow is negative, and Centerra is allowed to recoup any negative free cash flow before any such payments to Royal Gold resume. Free cash flow has a meaning specifically defined in Additional Royal Gold Agreement.

CORPORATE INFORMATION

DIRECTORS[1]

Michael S. Parrett
Chair

Paul Tomory

Jacques Perron

Paul N. Wright

Richard W. Connor

Sheryl K. Pressler

Susan L. Yurkovich

Wendy Kei

OFFICERS[1]

Paul Tomory
President and Chief Executive Officer

Paul Chawrun
Executive Vice President and
Chief Operating Officer

Darren Millman
Executive Vice President and
Chief Financial Officer

Claudia D'Orazio
Executive Vice President,
Human Resources and
Information Technology

Hélène Timpano
Executive Vice President,
Strategy and Corporate Development

Yousef Rehman
Executive Vice President
and General Counsel

MANAGEMENT[1]

Cam Duquette
Vice President, Health,
Safety and Security

Carole Fortin
General Manager,
Mount Milligan Mine

David A. Bickford
Vice President,
Country Manager, Türkiye

Don Weeks
General Manager,
Thompson Creek Mine

Lisa Wilkinson
Vice President, Investor Relations
and Corporate Communications

Michael Fairbairn
Vice President,
Corporate Development

Oliver Curran
Vice President, Environment
and Social Performance

Richard Adofo
Vice President,
Exploration and Resources

Ryan Snyder
Vice President, Finance

Tom Ondrejko
Vice President,
US Molybdenum Operations

[1] As of March 31, 2024

TRANSFER AGENT

For information on common share holdings, lost shares and address changes, contact:

TSX Trust Company

301-100 Adelaide Street West
Toronto, ON M5H 4H1
Canada

North America Phone Toll Free
1.800.387.0825 or 416.682.3860

Fax 1.888.249.6189
shareholderinquiries@tmx.com

STOCK EXCHANGE

Toronto Stock Exchange (TSX)
Symbol: CG

New York Stock Exchange (NYSE)
Symbol: CGAU

INVESTOR RELATIONS CONTACT

investor@centerragold.com

CORPORATE HEADQUARTERS

Suite 1800, 1 University Avenue
Toronto, ON M5J 2P1
Canada

Phone 416.204.1953

www.centerragold.com





centerragold.com